EXECUTION VERSION

SUPPORT AGREEMENT

July 12, 2011 (the “SA Effective Date”)

To:	Northgate Minerals Corporation
110 Yonge Street
Suite 1601
Toronto, Ontario M5C 1T4

Dear Sirs/Mesdames:

In consideration of Northgate Minerals Corporation (“Northgate”) entering into an arrangement agreement dated the date hereof (the “Arrangement Agreement”) with Primero Mining Corp. (“Primero”) and agreeing to participate in the plan of arrangement, attached as Schedule A to the Arrangement Agreement, pursuant to which Northgate will acquire all of the outstanding common shares of Primero (the “Common Shares”) on the terms set out in the Arrangement Agreement (the “Transaction”), this support agreement (the “Agreement”) sets out the terms on which each of the shareholders listed on Schedule B to this Agreement (collectively, the “Shareholders” and each, a “Shareholder”) undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction. For greater certainty, references hereto to the Transaction refer to the Arrangement Agreement and the plan of arrangement, attached as Schedule A to the Arrangement Agreement, as of the date hereof, as each may be amended in accordance with the Arrangement Agreement, subject to the provisions hereof.

Northgate may modify or waive any term or condition of the Arrangement Agreement in accordance with the terms thereof, provided that Northgate shall not, without the prior written consent of the Shareholders (not to be unreasonably withheld): (a) impose additional conditions to completion of the Transaction; (b) change the Exchange Share Ratio or form of consideration per Common Share payable pursuant to the Transaction (other than to increase the Exchange Share Ratio per Common Share (that is, increase the number of Northgate Shares to be exchanged for each Common Share) or add additional consideration); or (c) otherwise vary the Transaction or any terms or conditions thereof in a manner that is adverse to shareholders of Primero.

Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement. A copy of the Arrangement Agreement is attached as Schedule A to this Agreement.

1. Representations and Warranties of the Shareholders

Each Shareholder hereby represents and warrants to Northgate (and acknowledges that Northgate is relying upon such representations and warranties) that:

(a)

the Common Shares, options to purchase Common Shares (if any) (the “Options”), and the warrants to purchase Common Shares (if any) (the “Warrants”), set forth opposite its name on Schedule B to this Agreement include all securities of Primero held of record or beneficially owned by the Shareholder (the Common Shares, Options and Warrants, together, the “Securities”);

(b)

any Common Shares as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Shareholder after the date hereof (including upon the exercise of Options or Warrants) shall be considered to be “Securities” hereunder and shall be subject in all respects to this Agreement;

(c)

subject to any proxies or powers of attorney granted hereunder, and other existing arrangements between the Shareholder and its affiliates, the Shareholder has the sole voting and the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities at the time of any vote contemplated by this Agreement and at the time that Northgate acquires the Securities pursuant to the Plan of Arrangement;

(d)

other than the Securities, no Common Shares or other securities of Primero which by their terms are exercisable for or convertible into or exchangeable for Common Shares, are beneficially owned or controlled, directly or indirectly, by the Shareholder; the Shareholder has, and will have on the Effective Date, power and authority to deliver good title to the Securities, free and clear of any Encumbrances;

(e)

this Agreement has been duly executed and delivered by the Shareholder, and, assuming the due authorization, execution and delivery by Northgate, this Agreement constitutes a legal, valid and binding obligation of the Shareholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(f)

if the Shareholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(g)

neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of the Shareholder (if the Shareholder is a corporation or other entity) or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of its properties or assets (including the Securities) may be bound, which breach or default could reasonably be expected to prevent, materially delay or materially impair the Shareholder’s ability to consummate the transactions contemplated by this Agreement;

(ii)

require the Shareholder to make any filing with (other than pursuant to the requirements of applicable securities legislation which filings the Shareholder will undertake), or to obtain any permit, waiver, authorization, exemption, registration, licence, consent or approval of, any Governmental Entity or any other person; or

(iii)

subject to compliance with any approval or law contemplated by the Arrangement Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or any of its properties or assets;

(h)

there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to prevent, materially delay or materially impair the Shareholder’s ability to consummate the transactions contemplated by this Agreement;

(i)

there is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to prevent, materially delay or materially impair the Shareholder’s ability to consummate the transactions contemplated by this Agreement; and

(j)

subject to existing arrangements between the Shareholder and its affiliates, the Shareholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of the Securities or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Securities except those which are no longer of any force or effect.

2. Northgate Representations and Warranties

Northgate hereby represents and warrants to the Shareholders (and acknowledges that each Shareholder is relying upon such representations and warranties) that:

(a)	Northgate is a corporation validly subsisting under the laws of British Columbia;

(b)	Northgate has the requisite corporate power and authority to enter into this Agreement and consummate the transactions contemplated hereby;

(c)	this Agreement has been duly executed and delivered by Northgate and, assuming

(d)

the due execution and delivery by the Shareholder, is enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity; and

(e)

neither the execution and delivery of this Agreement by Northgate, the consummation by Northgate of the transactions contemplated hereby nor the compliance by Northgate with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of Northgate or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which Northgate is a party or by which Northgate or any of its properties or assets may be bound, which breach or default could reasonably be expected to prevent, materially delay or materially impair Northgate’s ability to consummate the transactions contemplated by this Agreement;

(ii)

require Northgate to make any filing with (other than pursuant to the requirements of applicable securities legislation), or to obtain any permit, waiver, authorization, exemption, registration, licence, consent or approval of, any Governmental Entity or any other person; or

(iii)

subject to compliance with any approval or law contemplated by the Arrangement Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Northgate or any of its properties or assets;

(f)

there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of Northgate, threatened against Northgate or any of its properties that, individually or in the aggregate, could reasonably be expected to prevent, materially delay or materially impair Northgate’s ability to consummate the transactions contemplated by this Agreement; and

(g)

there is no order of any Governmental Entity against Northgate that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to prevent, materially delay or materially impair Northgate’s ability to consummate the transactions contemplated by this Agreement.

3.      Covenants

(a)	Each Shareholder hereby covenants and agrees with Northgate that until the termination of this Agreement in accordance with Section 7, the Shareholder shall not:

(i)

sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Shareholder may (A) exercise Options or Warrants to acquire additional Common Shares, and (B) transfer Securities to a corporation or other entity directly or indirectly owned or controlled by the Shareholder or under common control with or controlling the Shareholder provided that (1) such transfer shall not relieve or release the Shareholder of or from its obligations under this Agreement, including, without limitation the obligation of the Shareholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Northgate, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Northgate in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Shareholder, or owned or controlled by the Shareholder, at all times prior to the Effective Date; or

(ii)

except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

(b)

Each Shareholder agrees that, until the Effective Date, it shall not, and shall not authorize, instruct or knowingly permit any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Shareholder to, directly or indirectly:

	(i)	initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to or the making or implementation of any Primero Acquisition Proposal;

	(ii)	engage in any negotiations concerning, or provide any information or data to, or have any substantive discussions with, any person relating to a Primero Acquisition Proposal;

(iii)

otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Primero Acquisition Proposal; or

(iv)	enter into an agreement with any person relating to a Primero Acquisition Proposal,

provided, however, that nothing contained in this Agreement shall prevent a Shareholder or nominee of the Shareholder, if such nominee is a director of Primero, from entering into an agreement or engaging in discussions or negotiations with or furnishing information to any person solely in his or her capacity as a member of the board of directors of Primero in respect of an unsolicited bona fide Primero Acquisition Proposal in accordance with the terms and conditions set out in the Arrangement Agreement.

(c)

Each Shareholder agrees to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, with any person or group or any agent or representative of such person or group before the date of this Agreement with respect to any Primero Acquisition Proposal.

(d)

Each Shareholder agrees to immediately (and in any event within 24 hours following receipt) notify Northgate of any Primero Acquisition Proposal or inquiry in respect of a potential Primero Acquisition Proposal of which the Shareholder or, to the knowledge of the Shareholder, any of the representatives of the Shareholder or Primero becomes aware. Such notification shall be made orally and in writing and shall include the identity of the person making such Primero Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Primero Acquisition Proposal or inquiry; provided however that such notification shall not be required if Primero has already notified Northgate.

(e)	Northgate agrees to use its commercially reasonable efforts to successfully complete the Transaction subject only to the conditions set out in Article 5 of the Arrangement Agreement.

4.      Voting

Each Shareholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7:

(a)	to vote (or cause to be voted) all the Securities at any meeting of Primero’s shareholders, or any adjournment thereof, and in any action by written consent of Primero’s shareholders:

	(i)	in favour of the approval, consent, ratification and adoption of the Transaction (and any actions required in furtherance thereof);

	(ii)	against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

(A)	any Primero Acquisition Proposal; or

(B)	any change in the capitalization of Primero (or the corporate structure or charter of Primero) that has not been approved by Northgate; and

(iii) against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of Primero in the Arrangement Agreement.

(b)	not to, without prior written consent of Northgate, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

(c)

not to, without the prior written consent of Northgate, requisition or join in the requisition of any meeting of Primero’s shareholders for the purpose of considering any resolution with respect to any of the matters referred to in Section 4(a); and

(d)	not to do anything to frustrate, hinder or delay the consummation of the Transaction.

5.      Other Agreements, Acknowledgments and Covenants

(a)	Each Shareholder agrees:

	(i)	to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by Primero and/or Northgate in connection with the Transaction; and

	(ii)	to this Agreement being available for inspection to the extent required by law.

(b)	Each Shareholder shall not, and hereby agrees not to:

	(i)	exercise any Dissent Rights and waives any rights of appraisal, or rights to dissent from the Transaction that the Shareholder may have;

(ii)

commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Northgate or any of its respective subsidiaries (or any of its respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Transaction; and

(iii)

except as required by applicable law or stock exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of Northgate, not to be unreasonably withheld.

(c)

Each Shareholder hereby covenants and agrees that, if requested in writing by Northgate not less than seven business days prior to the record date of any meeting of Primero’s shareholders in respect of any of the matters referred to in Section 4(a), and the Shareholder is not the holder of record, the Shareholder will cause any Securities to be registered in the name of the Shareholder on or prior to the record date of such meeting.

(d)

Each Shareholder hereby covenants and agrees to deliver, or cause to be delivered, to Primero’s transfer agent, or as otherwise directed by Northgate, after receipt of proxy materials for, and no later than ten days before the date of, the Primero Meeting or any other meeting of holders of the Common Shares called for the purpose of approving the Transaction, a duly executed proxy, voting instruction form or other voting document directing that the Securities be voted at such meeting in favour of the Transaction and all related matters. Each Shareholder hereby further agrees that neither it nor any person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Shareholder pursuant to this Agreement except in accordance with the terms hereof. Each Shareholder agrees not to, directly or indirectly, grant any proxy or power of attorney with respect to the matters set forth in this Agreement.

(e)

Each Shareholder hereby covenants and agrees to promptly notify Northgate of the number, if any, of Common Shares as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Shareholder after the date hereof.

(f)

Each Shareholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as Northgate may reasonably request for the purposes of effectively carrying out the transactions contemplated by this Agreement.

6. Change in Nature of Transaction

(a)

In the event that Northgate and its counsel determine that it is necessary or desirable to proceed with an alternative transaction structure (an “Alternative Transaction”) that (i) does not have negative financial consequences to Primero and its subsidiaries, provides for the acquisition of all of the outstanding Common Shares and provides for the payment of consideration that is equivalent, or greater, in value than the consideration payable pursuant to the Transaction; (ii) would reasonably be expected to be completed prior to the Completion Deadline; and (iii) is otherwise on terms and conditions which have no negative impact on the Shareholders and their respective affiliates as compared to the Transaction and the Arrangement Agreement, each Shareholder shall support the completion of the Alternative Transaction, including in the case of a take-over bid, tendering the Securities to the offer made by Northgate or any of its affiliates (and not withdrawing the Securities prior to the expiry of the bid).

(b)

If any Alternative Transaction involves a meeting or meetings of Primero’s shareholders, each Shareholder shall vote all Securities in favour of any matters reasonably necessary or ancillary to the completion of the Alternative Transaction.

(c)

In the event of any proposed Alternative Transaction, the references in this Agreement to the Transaction shall be deemed to be changed to “Alternative Transaction” and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

7.      Termination

(a)

This Agreement and the obligations of each Shareholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time of the Plan of Arrangement, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) at any time, by mutual agreement in writing executed by the parties.

(b)

A Shareholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Northgate if:

	(i)	any of the representations and warranties of Northgate under this Agreement shall not be true and correct in any material respects; or

	(ii)	Northgate shall not have complied with its covenants contained herein in any material respects.

8.      Miscellaneous

(a)

If any Shareholder is also a director, officer or employee of Primero or any of its subsidiaries, Northgate agrees and acknowledges that the provisions of this Agreement shall bind such Shareholder solely in his or her capacity as a securityholder of Primero and shall not be deemed or interpreted to bind any such Shareholder in his or her capacity as a director, officer or employee of Primero or any of its subsidiaries. If any of the Shareholders’ partners, directors, officers or employees is also a director, officer or employee of Primero or any of its subsidiaries, Northgate agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of Primero or any of its subsidiaries.

(b)	The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

(c)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(d)	Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

(e)

This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

(f)

Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Shareholders and Northgate or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(g)

Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which Northgate and the Shareholders agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(h)	Northgate and the Shareholders shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

(i)

All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

(i) If to Northgate, at:

Northgate Minerals Corporation
110 Yonge Street
Suite 1601
Toronto, Ontario M5C 1T4

Attention: Matthew Howorth, Vice President, General Counsel and Corporate Secretary
Facsimile: 416.363.6392
Email: mhoworth@Northgateminerals.com

With a required copy (which shall not be deemed notice) to:

Torys LLP
Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, ON M5K 1N2

Attention: Kevin Morris
Facsimile: 416.865.7380
Email: kmorris@torys.com

(ii)	If to any Shareholder, at:

	Primero Mining Corp.
	120 Adelaide Street West, Suite 1201
	Toronto, Ontario
	M5H 1T1

	Attention:	Shareholder, c/o Joseph Conway
	Facsimile:	416.814.3170

	With a required copy (which shall not be deemed notice) to:

	McMillan LLP
	1055 West Georgia Street, Suite 1500
	Vancouver, British Columbia
	V6E 4N7

	Attention:	Stephen Wortley and Leo Raffin
	Facsimile:	604.685.7084
	Email:	Stephen.Wortley@mcmillan.ca/Leo.Raffin@mcmillan.ca

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

(j)

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(k)

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Shareholders as set forth and to the extent permitted in Section 3(a)(i) and except that Northgate may, upon giving notice to the Shareholders, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Shareholders.

(l)

All representations, warranties and covenants contained in this Agreement on the part of each of the parties shall survive the Effective Date, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Securities and the payment of the consideration for the Securities pursuant to the terms of the Arrangement Agreement for a period of six months from the completion of the Transaction. For greater certainty, the parties hereto acknowledge that the representations, warranties and covenants contained in this Agreement do not apply to or bind the affiliates of such parties.

(m)

This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement. The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

(n)

The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

(o)

Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any stock exchange, including, any such laws, regulations or requirements in respect of the Joint Information Circular, the Shareholders shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of Northgate, not to be unreasonably withheld.

(p)

Each Shareholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that Northgate would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by any Shareholder of any covenants or other commitments contained in this Agreement will cause Northgate to sustain injury for which they would not have an adequate remedy at law for monetary damages. Therefore, the parties agree that in the event of any such breach, Northgate shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

(q)	This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[The remainder of this page has been left intentionally blank]

This Agreement has been agreed and accepted on the SA Effective Date.

signed
Witness	“David Blaiklock”
David Blaiklock

signed	“Joseph F. Conway”
Witness	Joseph F. Conway

signed	“David R. Demers”
Witness	David R. Demers

signed	“Grant A. Edey”
Witness	Grant A. Edey

signed	“Rohan Hazelton”
Witness	Rohan Hazelton

signed	“Eduardo Luna”
Witness	Eduardo Luna

signed	“Wade D. Nesmith”
Witness	Wade D. Nesmith

NESMITH CAPITAL CORP.

By:	“Wade D. Nesmith”
Name: Wade D. Nesmith
Title: President

NESMITH INVESTMENT TRUST

By:	“Wade D. Nesmith”
Name: Wade D. Nesmith
Title: Trustee

signed	“Robert A. Quartermain”
Witness	Robert A. Quartermain

“Michael Riley”
Witness	Michael Riley

signed	“Stephen D. Wortley”
Witness	Stephen D. Wortley

NORTHGATE MINERALS
CORPORATION

“Matthew Howorth”
Name: Matthew Howorth
Title: VP, General Counsel

SCHEDULE A

ARRANGEMENT AGREEMENT

EXECUTION COPY

NORTHGATE MINERALS CORPORATION

and

PRIMERO MINING CORP.

ARRANGEMENT AGREEMENT

Dated as of July 12, 2011

-i-

-ii-

8.8	Execution in Counterparts	111
8.9	Waiver	111
8.10	No Personal Liability	111
8.11	Enurement and Assignment	111

-iii-

ARRANGEMENT AGREEMENT

     THIS ARRANGEMENT AGREEMENT (this “Agreement”) made as of the 12th day of July, 2011.

BETWEEN:

NORTHGATE MINERALS CORPORATION, a company existing under the Business Corporations Act (British Columbia), (hereinafter referred to as “Northgate”)

OF THE FIRST PART

- and -

PRIMERO MINING CORP., a company existing under the Business Corporations Act (British Columbia), (hereinafter referred to as “Primero” and together with Northgate, the “Parties” and each a “Party”)

OF THE SECOND PART

WITNESSES THAT:

     WHEREAS Northgate and Primero propose to effect a business combination by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia);

     AND WHEREAS Northgate and Primero negotiated in good faith the terms of a definitive arrangement agreement and elements of the plan of arrangement which terms and elements are set forth in this Agreement and the Plan of Arrangement (as defined herein);

     AND WHEREAS the Arrangement (as defined herein) is intended to qualify for U.S. federal income tax purposes as a reorganization under the provisions of section 368(a) of the Code (as defined herein), the treasury regulations promulgated thereunder and other applicable U.S. federal income tax law and as a share-for-share exchange under section 85.1 of the Tax Act (as defined herein);

     AND WHEREAS the Parties intend that the issuance of the Northgate Shares (as defined herein) and the Northgate Exchange Options (as defined herein) will be exempt from the registration requirements of the 1933 Act (as defined herein) pursuant to section 3(a)(10) thereof and applicable U.S. state securities laws in reliance upon similar exemptions therefrom;

     NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1 Definitions

     In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Aboriginal Group” includes any Indian or Indian Band (as those terms are defined in the Indian Act (Canada), First Nation person or people, Métis person or people, aboriginal person or people, native person or people, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title) or any other aboriginal or Métis interest, and any person or group representing, or purporting to represent, any of the foregoing;

(b)	“affiliate” has the meaning ascribed thereto in the Canadian Securities Administrators’ National Instrument 45-106, Prospectus and Registration Exemptions, unless stated otherwise;

(c)	“Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(d)

“Amended and Restated Silver Purchase Agreement” means the second amended and restated silver purchase agreement dated as of August 6, 2010 among Silver Wheaton (Caymans) Ltd., Silver Wheaton Corp., Silver Trading (Barbados) Limited and Primero;

(e)

“Arrangement” means an arrangement pursuant to Part 9, Division 5 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court either in the Interim Order or Final Order;

(f)

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not have the force of Laws, and includes any Environmental Approval;

(g)	“BCBCA” means the Business Corporations Act (British Columbia);

(h)	“bump transactions” shall have the meaning ascribed thereto in subsection 7.2(b);

(i)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(j)	“Canadian Base Shelf Prospectus” has the meaning ascribed thereto in subsection 3.2(qq)(i);

(k)	“Canadian GAAP” means generally accepted accounting principles in effect from time to time in Canada, being those accounting principles set forth by the Institute of Chartered Accountants in Canada;

(l)	“Canadian Jurisdictions” has the meaning ascribed thereto in subsection 3.2(qq)(i);

(m)	“Canadian Prospectus” has the meaning ascribed thereto in subsection 4.2(v)(i);

(n)	“Canadian Qualifying Authorities” has the meaning ascribed thereto in subsection 3.2(qq)(i);

(o)	“Canadian Securities Laws” has the meaning ascribed thereto in subsection 3.2(qq)(i);

(p)	“Canadian Warrant Shares Supplement” has the meaning ascribed thereto in subsection 4.2(v)(i);

(q)	“Change in Northgate Recommendation” shall have the meaning ascribed thereto in subsection 4.2(b)(ii);

(r)	“Change in Primero Recommendation” shall have the meaning ascribed thereto in subsection 4.1(b)(iii);

(s)

“Claims” means claims of any nature or kind whatsoever against the Primero Shares, Primero Options or Primero Warrants, as the case may be, including without limitation encumbrances, charges, liens, security interests, trust claims or any other claims in equity, at law or otherwise.

(t)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(u)

“Completion Deadline” means the latest date by which the transactions contemplated by this Agreement are to be completed, which date shall be November 30, 2011. Notwithstanding the foregoing, if the Mexican Anti-Trust Approval has not been obtained by such date, either party may provide written notice to the other requesting a reasonable extension in order to permit the receipt of the Mexican Anti-Trust Approval, provided that such party has been working diligently to obtain such approval, and the other party shall, in good faith, consider and not unreasonably refuse such request;

(v)	“Confidentiality Agreement” means the confidentiality agreement dated April 29, 2011 between Northgate and Primero, as amended on June 10, 2011;

(w)	“Court” means the Supreme Court of British Columbia;

(x)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

(y)	“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

(z)	“Effective Time” means the Effective Time as defined in the Plan of Arrangement;

(aa)	“Ejido” means a communal ownership of land recognized by the federal laws in Mexico;

(bb)

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(cc)

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, approvals, decisions, decrees, conditions, notifications, orders, demands or claims, whether or not having the force of law, issued or required by any Governmental Entity pursuant to any Environmental Laws;

(dd)

“Environmental Laws” means all applicable Laws whether foreign or domestic, including applicable common law and civil law, for the protection of the natural environment and human health and safety and for the regulation of contaminants, pollutants, waste, toxic and hazardous substances, and includes Environmental Approvals;

(ee)	“Exchange Share Ratio” shall have the meaning ascribed thereto in subsection 3.1(a) of the Plan of Arrangement;

(ff)

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(gg)

“Governmental Entity” means any applicable: (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

(hh)	“IFRS” means International Financial Reporting Standards;

(ii)	“including” means including, without limitation;

(jj)

“Intellectual Property” means, with respect to a Person, all registered patents, copyrights, trade-marks, trade-names, service marks, logos, commercial symbols and industrial designs, (including applications for all of the foregoing, and renewals, divisions, extensions and reissues, where applicable, relating thereto) owned by or licensed to the Person or its Subsidiaries;

(kk)	“Interim Order” means the interim order of the Court to be obtained by Primero, as such order may be amended, in connection with the Primero Meeting and the Arrangement;

(ll)	“Joint Information Circular” means the joint management information circular to be prepared by Northgate and Primero in respect of the Northgate Meeting and the Primero Meeting;

(mm)

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity, whether foreign or domestic, including U.S. Securities Laws;

(nn)

“Liability” of any Person shall mean and include: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(oo)

“Material Adverse Change” means, in respect of Northgate or Primero, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of Northgate or Primero, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, Liabilities, financial condition or continued ownership, development and operation its properties, of Northgate and the Northgate Subsidiaries, or Primero and the Primero Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities or commodities markets in general; (ii) affecting the worldwide gold and silver mining industry in general and which does not have a materially disproportionate effect on Northgate and the Northgate Subsidiaries on a consolidated basis, or Primero and the Primero Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold and silver; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or any relevant foreign currency or vice versa; (v) relating to a change in the market trading price of publicly traded securities of Northgate or Primero, either: (A) related to this Agreement and the Arrangement or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Change and Material Adverse Effect under clauses (i), (ii), (iv), (vi) or (vii) hereof; (vi) relating to any generally applicable change in applicable accounting principles; or (vii) resulting from the announcement of this Agreement, the pendancy of the transactions contemplated herein or compliance with the covenants herein or the satisfaction of the conditions herein; and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

(pp)	“Mexican Anti-Trust Approval” shall have the meaning ascribed thereto in subsection 5.1(h);

(qq)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(rr)	“New U.S. Prospectus” has the meaning ascribed thereto in subsection 4.2(v)(ii);

(ss)	“New U.S. Registration Statement” has the meaning ascribed thereto in subsection 4.2(v)(ii);

(tt)	“New U.S. Warrant Shares Supplement” has the meaning ascribed thereto in subsection 4.2(v)(ii);

(uu)	“NI 43-101” means Canadian Securities Administrators National Instrument 43- 101, Standards of Disclosure for Mineral Projects;

(vv)	“Northgate” means Northgate Minerals Corporation, a company existing under the BCBCA;

(ww)

“Northgate Acquisition Proposal” means any bona fide written proposal, other than from Primero or a Primero Subsidiary, directly or indirectly, to acquire all or substantially all of the assets of Northgate (on a consolidated basis) or more than 50% of the Northgate Shares whether by way of merger, amalgamation, statutory arrangement, recapitalization, take-over bid, sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of material assets), liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving Northgate and/or the Northgate Subsidiaries, or a written proposal to do so, excluding the Arrangement;

(xx)

“Northgate Benefit Plan” means all plans with respect to any Northgate or Northgate Subsidiaries employees or former employees to which Northgate or Northgate Subsidiaries are a party to or bound by or to which Northgate or Northgate Subsidiaries have an obligation to contribute relating to retirement savings, pensions, bonuses, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefit plan, other than a Statutory Plan;

(yy)	“Northgate Board” means the board of directors of Northgate;

(zz)	“Northgate Disclosure Letter” means the letter dated as of the date of the Agreement, delivered by Northgate to Primero pursuant to section 3.4 with respect to certain matters in this Agreement;

(aaa)	“Northgate Documents” shall have the meaning ascribed thereto in subsection 3.2(dd);

(bbb)	“Northgate Exchange Options” means an option to acquire Northgate Shares, provided in exchange for each Primero Option outstanding immediately prior to the Effective Time;

(ccc)	“Northgate Financial Statements” shall have the meaning ascribed thereto in subsection 3.2(k);

(ddd)	“Northgate Management/Director Parties” means the persons who are party to the Northgate Support Agreement;

(eee)

“Northgate Meeting” means the special meeting, including any adjournments or postponements thereof, of the Northgate Shareholders to be held to consider, among other things, and, if deemed advisable, to approve the Northgate Resolution;

(fff)	“Northgate Mineral Rights” shall have the meaning ascribed thereto in subsection 3.2(n)(i);

(ggg)	“Northgate Options” means the outstanding options, as at July 11, 2011 to purchase an aggregate of 9,275,750 Northgate Shares including those issued pursuant to the Northgate Stock Option Plan;

(hhh)	“Northgate Permitted Encumbrances” means:

(i)

minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the Northgate Property or Northgate Mineral Rights;

(ii)

undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of Northgate;

(iii)

statutory liens, adverse claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the Northgate Property or Northgate Mineral Rights or served upon Northgate pursuant to Law or that relate to obligations not due or delinquent, save and except for statutory liens, adverse claims or Encumbrances related to Taxes which are due and payable;

(iv)

the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the Northgate Property or Northgate Mineral Rights or materially impair the operation of the operation or enjoyment of the Northgate Property or Northgate Mineral Rights; and

(v)	the Encumbrances listed in Schedule “F” attached hereto;

(iii)	“Northgate Property” shall have the meaning ascribed thereto in subsection 3.2(n)(i);

(jjj)	“Northgate Resolution” means the ordinary resolution of Northgate Shareholders approving the issuance of Northgate Shares pursuant to the Arrangement;

(kkk)	“Northgate Shareholders” means, at any time, the holders of Northgate Shares;

(lll)	“Northgate Shares” means the common shares in the capital of Northgate;

(mmm)	“Northgate Stock Option Plan” means the Share Option Plan of Northgate approved by the Northgate Shareholders at the annual and special meeting of Northgate Shareholders held on May 4, 2007;

(nnn)	“Northgate Subsidiaries” means collectively, the Subsidiary corporations of Northgate, as listed in Schedule “C” attached hereto;

(ooo)

“Northgate Superior Proposal” means any bona fide written proposal by a third party, directly or indirectly, to acquire all or substantially all of the assets of Northgate (on a consolidated basis) or more than 50% of the Northgate Shares, whether by way of merger, amalgamation, arrangement, share exchange, take- over bid, recapitalization, sale of assets or otherwise, and that the Northgate Board determines in its good faith (based upon the written advice from its financial advisors and outside legal counsel): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is fully financed or is reasonably capable of being fully financed; and (iii) would, if consummated in accordance with its terms, result in a transaction more favourable to Northgate Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Primero as contemplated by subsection 6.4(b));

(ppp)	“Northgate Support Agreement” means the voting agreement addressed to Primero by the Northgate Management/Director Parties, dated the date hereof;

(qqq)	“Northgate Termination Payment” shall have the meaning ascribed thereto in section 6.6;

(rrr)	“Northgate Warrant Shares” means Northgate Shares issuable upon exercise of Primero Warrants after the Effective Time;

(sss)	“NYSE Amex” means NYSE Amex LLC;

(ttt)	“Parties” shall have the meaning ascribed thereto in the recitals to this Agreement;

(uuu)	“Pending Northgate Acquisition Proposal” shall have the meaning ascribed thereto in subsection 6.6(d);

(vvv)	“Pending Primero Acquisition Proposal” shall have the meaning ascribed thereto in subsection 6.5(d);

(www)

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(xxx)	“PFIC” shall have the meaning ascribed thereto in subsection 3.1(y)(xii);

(yyy)

“Plan of Arrangement” means a Plan of Arrangement substantially in the form and content of Schedule “A” attached hereto and any amendment or variation thereto made in accordance with section 6.1 of the Plan of Arrangement or section 7.1;

(zzz)	“Primero” means Primero Mining Corp., a company existing under the BCBCA;

(aaaa)

“Primero Acquisition Proposal” means any bona fide written proposal, other than from Northgate or a Northgate Subsidiary, directly or indirectly, to acquire all or substantially all of the assets of Primero (on a consolidated basis) or more than 50% of the Primero Shares whether by way of merger, amalgamation, statutory arrangement, recapitalization, take-over bid, sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of material assets), liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving Primero and/or the Primero Subsidiaries, or a written proposal to do so, excluding the Arrangement;

(bbbb)

“Primero Benefit Plan” means all plans with respect to any Primero or Primero Subsidiaries employees or former employees to which Primero or Primero Subsidiary are a party to or bound by or to which Primero or Primero Subsidiary have an obligation to contribute relating to retirement savings, pensions, bonuses, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefit plan, other than a Statutory Plan;

(cccc)	“Primero Board” means the board of directors of Primero;

(dddd)

“Primero Broker Warrants” means the outstanding common share purchase warrants of Primero as at July 5, 2011 being the outstanding warrants to purchase an aggregate of 476,980 Primero Shares at a price of $6.00 per Primero Share expiring on February 6, 2012 issued on August 6, 2010 pursuant to an underwriting agreement dated July 9, 2010 among Primero, Canaccord Genuity Corp., GMP Securities L.P., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Merrill Lynch Canada Inc., Cormark Securities Inc., Dundee Securities Corporation, Mackie Research Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc. and RBC Dominion Securities Inc.;

(eeee)

“Primero Convertible Note” means the US$60,000,000 principal amount convertible promissory note dated August 6, 2010 issued by Primero, as debtor, in favour of Desarrollos Mineros San Luis, S.A. de C.V., as assigned to Goldcorp Inc. on August 6, 2010;

(ffff)	“Primero Disclosure Letter” means the letter dated as of the date of this Agreement, delivered by Primero to Northgate pursuant to section 3.3 with respect to certain matters in this Agreement;

(gggg)	“Primero Documents” shall have the meaning ascribed thereto in subsection 3.1(dd);

(hhhh)	“Primero Financial Statements” shall have the meaning ascribed thereto in subsection 3.1(k);

(iiii)	“Primero Major Shareholder” means Goldcorp Inc.;

(jjjj)	“Primero Major Shareholder Support Agreement” means the voting agreement addressed to Northgate by the Primero Major Shareholder, dated the date hereof;

(kkkk)	“Primero Management/Director Parties” means the Persons who are party to the Primero Management/Director Parties Support Agreement;

(llll)	“Primero Management/Director Parties Support Agreement” means the voting agreement addressed to Northgate by the Primero Management/Director Parties, dated the date hereof;

(mmmm)	“Primero Meeting” means the annual meeting, including any adjournments or postponements thereof, of the Primero Shareholders to be held to consider, among other things, and, if deemed advisable, to approve the Primero Resolution;

(nnnn)	“Primero Mineral Rights” shall have the meaning ascribed thereto in subsection 3.1(n)(i);

(oooo)	“Primero Optionholders” means the holders of the Primero Options;

(pppp)	“Primero Options” means the outstanding options, as at July 5, 2011 to purchase an aggregate of 8,314,490 Primero Shares including those issued pursuant to the Primero Stock Option Plan;

(qqqq)	“Primero Permitted Encumbrances” means:

(i)

minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the Primero Property or Primero Mineral Rights;

(ii)

undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of Primero;

(iii)

statutory liens, adverse claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the Primero Property or Primero Mineral Rights or served upon Primero pursuant to Law or that relate to obligations not due or delinquent, save and except for statutory liens, adverse claims or Encumbrances related to Taxes which are due and payable;

(iv)

the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the Primero Property or Primero Mineral Rights or materially impair the operation of the operation or enjoyment of the Primero Property or Primero Mineral Rights; and

(v)	the Encumbrances listed in Schedule “G” attached hereto;

(rrrr)	“Primero Property” shall have the meaning ascribed thereto in subsection 3.1(n)(i);

(ssss)	“Primero Resolution” means the special resolution of Primero Shareholders approving the Plan of Arrangement;

(tttt)	“Primero Shareholder Approval” shall have the meaning ascribed to such term in subsection 2.5(a)(iii);

(uuuu)	“Primero Shareholders” means at any time, the holders of Primero Shares;

(vvvv)	“Primero Shares” means the common shares in the capital of Primero;

(wwww)	“Primero Stock Option Plan” means the amended and restated Stock Option Plan of Primero dated May 29, 2010;

(xxxx)	“Primero Subsidiaries” means, collectively, the Subsidiary corporations of Primero, as listed in Schedule “B” attached hereto;

(yyyy)

“Primero Superior Proposal” means any bona fide written proposal, other than the Arrangement, by a third party, directly or indirectly, to acquire all or substantially all of the assets of Primero (on a consolidated basis) or more than 50% of the Primero Shares, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, recapitalization, sale of assets or otherwise, and that the Primero Board determines in its good faith (based upon the written advice from its financial advisors and outside legal counsel): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is fully financed or is reasonably capable of being fully financed; and (iii) would, if consummated in accordance with its terms, result in a transaction more favourable to Primero Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Northgate as contemplated by subsection 6.2(b) hereof);

(zzzz)	“Primero Termination Payment” shall have the meaning ascribed thereto in section 6.5;

(aaaaa)	“Primero Warrant Indenture” means the common share purchase warrant indenture dated July 20, 2010 (as amended by a supplemental warrant indenture dated July 28, 2010) between Primero and the Warrant Agent providing for the issuance of common share purchase warrants of Primero;

(bbbbb)	“Primero Warrantholders” means the holders of the Primero Warrants;

(ccccc)	“Primero Warrants” means the outstanding common share purchase warrants of Primero issued under the Primero Warrant Indenture;

(ddddd)	“Receipt” has the meaning ascribed thereto in subsection 3.2(qq)(i);

(eeeee)	“Registrar” means the Registrar of Companies as provided under the BCBCA;

(fffff)	“reorganization” has the meaning ascribed thereto in subsection 7.2(b);

(ggggg)	“SEC” means the U.S. Securities Exchange Commission;

(hhhhh)	“Securities Authorities” means collectively, the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada;

(iiiii)	“Shelf Securities” has the meaning ascribed thereto in subsection 3.2(qq)(i);

(jjjjj)

“Statutory Plan” means a statutory benefit plan which Northgate, Northgate Subsidiaries, Primero or Primero Subsidiaries are required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

(kkkkk)	“Subsidiary” has that meaning as set out in section 2(2) of the BCBCA or the Securities Act (British Columbia), as the context requires and “Subsidiaries” means more than one Subsidiary;

(lllll)

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(mmmmm)	“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(nnnnn)

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(ooooo)	“Transaction Documents” means collectively, this Agreement, the Primero Disclosure Letter, the Northgate Disclosure Letter, the Plan of Arrangement and any Schedules attached hereto and thereto;

(ppppp)	“TSX” means the Toronto Stock Exchange;

(qqqqq)	“U.S. Base Prospectus” has the meaning ascribed thereto in subsection 3.2(qq)(ii);

(rrrrr)	“U.S. Prospectus” has the meaning ascribed thereto in subsection 4.2(v)(ii);

(sssss)	“U.S. Registration Statement” has the meaning ascribed thereto in subsection 3.2(qq)(ii);

(ttttt)	“U.S. Securities Laws” means the 1933 Act and the 1934 Act;

(uuuuu)	“U.S. Warrant Shares Supplement” has the meaning ascribed thereto in subsection 4.2(v)(ii);

(vvvvv)	“Warrant Agent” means Computershare Trust Company of Canada;

(wwwww)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

(xxxxx)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder; and

(yyyyy)	“1940 Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated from time to time thereunder.

     In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2       Interpretation Not Affected by Headings

     The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3       Number and Gender

     In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4       Date for any Action

     If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5       Statutory References

     Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6       Currency

     Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.7       Invalidity of Provisions

     Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.8       Accounting Matters

     Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.9       Knowledge

     Where the phrases “to the knowledge of Northgate” or “to Northgate’s knowledge” or “to the knowledge of Primero” or “to Primero’s knowledge” are used in respect of Northgate, the Northgate Subsidiaries, Primero or the Primero Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of Northgate and the Northgate Subsidiaries, the collective actual knowledge of those officers of Northgate and the Northgate Subsidiaries set forth in the Northgate Disclosure Letter; and (b) in the case of Primero and the Primero Subsidiaries, the collective actual knowledge of those officers of Primero and the Primero Subsidiaries set forth in the Primero Disclosure Letter.

1.10       Meaning of Certain Phrase

     In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for gold deposits and in the development and production of such deposits.

1.11       Schedules

     The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Description of Primero Subsidiaries
C	Description of Northgate Subsidiaries
D	Form of Primero Resolution
E	Northgate Permitted Encumbrances
F	Primero Permitted Encumbrances

ARTICLE 2

THE ARRANGEMENT

2.1       Arrangement

     Subject to the satisfaction of the terms and conditions of this Agreement and the Plan of Arrangement, the Interim Order, and the Final Order at the Effective Time the Parties agree to implement the Plan of Arrangement.

     Each outstanding Primero Share held by a holder who has validly exercised its Dissent Rights and who is ultimately entitled to be paid fair value for the holder’s Primero Shares shall be cancelled and the certificate representing the former Primero Shares shall represent only the right to receive the payment to which the holder is entitled therefor under the Dissent Rights.

2.2       Effective Time

      The Arrangement shall become effective at the Effective Time.

2.3       Board of Directors/Officers

      The Parties agree that, as of the Effective Time:

(a)	The Northgate Board shall be comprised of:

•	Terry Lyons
•	Joseph Conway
•	Mark Daniel
•	David Demers
•	Patrick Downey
•	Richard Hall
•	Douglas Hayhurst
•	Rohan Hazelton
•	Wade Nesmith
•	Conrad Pinette

(b)	The Chairman of the Northgate Board shall be Terry Lyons.

(c)	The officers of Northgate shall be:

•	Joseph Conway - President and Chief Executive Officer
•	Peter MacPhail - Chief Operating Officer
•	Jon Douglas - Chief Financial Officer
•	Chris Rockingham - Vice President, Community Relations
•	David Sandison - Vice President, Business Development
•	Joaquin Merino-Marquez - Vice President, Exploration
•	Matthew Howorth - Vice President, General Counsel and Corporate Secretary
•	Eugene Lee - Vice President, Finance
•	Tamara Brown - Vice President, Investor Relations

2.4 Consultation

(a)

Northgate and Primero shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Northgate and Primero, by way of a joint press release to be approved by the Parties in advance, acting reasonably. Northgate and Primero agree to co-operate in the preparation of presentations, if any, to Primero Shareholders or the Northgate Shareholders regarding the transactions contemplated by this Agreement.

(b)

Northgate and Primero will consult with the other in respect to issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement, its business or operations and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of Northgate and Primero shall use commercially reasonable efforts to enable the other of them to review and comment on all such press releases, public statements and filings prior to the release or filing, respectively, thereof, provided, however, that the obligations herein will not prevent a Party from making, after consultation with the other Party, such disclosure as is required by applicable Laws or the rules and policies of any applicable stock exchange. Reasonable consideration shall be given to any comments made by the other Party and its counsel.

2.5       Court Proceedings

      Primero shall apply to the Court for the Interim Order and Final Order as follows:

(a)

as soon as is reasonably practicable after the date hereof, Primero shall file, proceed with and diligently prosecute an application to the Court for an Interim Order which shall request that the Interim Order shall provide:

	(i)	for the calling and holding of the Primero Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement;

	(ii)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Primero Meeting and for the manner in which such notice is to be provided;

(iii)

that the requisite approval for the Primero Resolution shall be 66 2/3% of the votes cast on the Primero Resolution by the Primero Shareholders present in person or by proxy at the Primero Meeting voting together as a single class, together with, if required by MI 61-101, minority approval in accordance with MI 61-101 (together, the “Primero Shareholder Approval”) as modified by the Interim Order;

(iv)

that, except as modified by the Interim Order, in all other respects, the terms, conditions and restrictions of Primero’s constating documents, including quorum requirements and other matters, shall apply in respect of the Primero Meeting;

	(v)	for the grant of the Dissent Rights;

	(vi)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

	(vii)	that the Primero Meeting may be adjourned or postponed from time to time by management of Primero subject to the terms of this Agreement without the need for additional approval of the Court;

(viii)

that the record date for Primero Shareholders entitled to notice of and to vote at the Primero Meeting need not change in respect of any adjournment(s) or postponement(s) of the Primero Meeting or any other change;

(ix)

that each Primero Shareholder, Primero Warrantholder and Primero Optionholder will have the right to appear before the Court at the hearing of the Court to approve the Final Order so long as they enter an appearance within a reasonable time;

	(x)	for such other matters as Northgate may reasonably require, subject to obtaining the prior consent of Primero, such consent not to be unreasonably withheld or delayed; and

(b)

subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

     In such notice of motion in connection with the application for the Interim Order, Primero will inform the Court that upon the approval of the Arrangement by the Primero Shareholders at the Primero Meeting, and subsequently by the Court, such court approval would be relied upon by Primero and Northgate as an approval of the Arrangement for the purpose of relying on the exemption from the registration requirements of the 1933 Act pursuant to section 3(a)(10) thereof for the issuance of the Northgate Shares and the Northgate Exchange Options pursuant to the Arrangement to the Primero Shareholders.

     The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Primero and Northgate, each acting reasonably.

2.6       Closing

     The closing of the Arrangement will take place at the offices of Torys LLP, Toronto, Ontario at 5:01 p.m. (Toronto time) on the Effective Date or at such other time as the Parties may agree.

2.7       U.S. Tax Matters

     The Arrangement is intended to qualify as a reorganization within the meaning of section 368(a) of the Code and the treasury regulations promulgated thereunder, and this Agreement is intended to be a “plan of reorganization” within the meaning of the treasury regulations promulgated under section 368 of the Code. Each Party hereto agrees to treat the Arrangement as a reorganization within the meaning of section 368(a) of the Code for all U.S. federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the treasury regulations promulgated under section 368 of the Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of section 1313 of the Code that such treatment is not correct. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action not to be taken that could reasonably be expected to prevent the Arrangement from qualifying as a “reorganization” within the meaning of section 368(a)(1) of the Code with respect to Primero and the Primero Shareholders.

2.8       U.S. Securities Matters

     The Parties intend that the issuance of Northgate Shares and Northgate Exchange Options under the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to section 3(a)(10) thereof, will not be subject to registration or qualification under state “blue sky” or securities laws and will otherwise be in compliance with all U.S. Securities Laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement set forth in this section 2.8.

2.9       Access to Information

(a)

From the date hereof until the earlier of the Effective Date and the termination of this Agreement, Primero shall, and shall cause the Primero Subsidiaries and the officers, directors, employees, consultants, representatives and agents of Primero and the Primero Subsidiaries to, subject to all applicable Laws and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, afford to Northgate and the representatives of Northgate complete access at all reasonable times to their officers, employees, agents, properties, books, records and contracts, and shall furnish Northgate with all data and information as Northgate may reasonably request, subject to the conditions contained in the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in order to permit Northgate to be in a position to expeditiously and efficiently integrate the businesses and operations of Northgate and Primero immediately upon but not prior to the Effective Date.

(b)

From the date hereof until the earlier of the Effective Date and the termination of this Agreement, Northgate shall, and shall cause the Northgate Subsidiaries and the officers, directors, employees, consultants, representatives and agents of Northgate and the Northgate Subsidiaries to, subject to all applicable Laws and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, afford to Primero and the representatives of Primero complete access at all reasonable times to their officers, employees, agents, properties, books, records and contracts, and shall furnish Primero with all data and information as Primero may reasonably request, subject to the conditions contained in the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in order to permit Primero to be in a position to expeditiously and efficiently integrate the businesses and operations of Northgate and Primero immediately upon but not prior to the Effective Date.

     ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1       Representations and Warranties of Primero

     Primero hereby represents and warrants to Northgate and hereby acknowledges that Northgate is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)

Organization. Except as disclosed in the Primero Disclosure Letter, Primero and each of the Primero Subsidiaries has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Primero and each of the Primero Subsidiaries is registered, licensed or otherwise qualified as an extra- provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Primero.

(b)

Capitalization and Listing. Primero is authorized to issue an unlimited number of Primero Shares and an unlimited number of preference shares. As at July 11, 2011 there were: (i) 88,249,829 Primero Shares outstanding; (ii) Primero Options to acquire an aggregate of 8,314,490 Primero Shares; (iii) Primero Warrants to acquire an aggregate of 20,800,000 Primero Shares; (iv) Primero Broker Warrants to acquire an aggregate of 476,980 Primero Shares; and (v) no preference shares were issued and outstanding. Except for the Primero Convertible Note, Primero Options, Primero Broker Warrants and Primero Warrants, and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Primero or any of the Primero Subsidiaries to issue or sell any securities of or interest in Primero or any of the Primero Subsidiaries, from Primero or any of the Primero Subsidiaries. All issued and outstanding Primero Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Primero, except as disclosed in the Primero Disclosure Letter, or any of the Primero Subsidiaries having the right to vote with the Primero Shareholders on any matter. There are no outstanding contractual obligations of Primero or of any of the Primero Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Primero Shares or with respect to the voting or disposition of any outstanding Primero Shares. None of Primero and the Primero Subsidiaries is party to any shareholder, pooling, voting trust or similar agreement relating to the issued and outstanding securities of Primero or any of the Primero Subsidiaries.

(c)

Authority. Primero has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Primero as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Primero and the completion by Primero of the transactions contemplated by this Agreement have been authorized by the Primero Board and, subject to obtaining the Primero Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein, no other corporate proceedings on the part of Primero are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the Primero Board of the Joint Information Circular. This Agreement has been executed and delivered by Primero and constitutes a legal, valid and binding obligation of Primero, enforceable against Primero in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed in the Primero Disclosure Letter, the execution and delivery by Primero of this Agreement and the performance by Primero of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)

result in a violation, contravention or breach of or constitute a default under, or entitle any Person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of:

		(A)	the Articles or by-laws (or their equivalent) of Primero or any of the Primero Subsidiaries,

		(B)	any Laws or the rules or policies of the TSX, or

(C)

any credit agreement, note, bond, mortgage, indenture, deed of trust, lease, franchise, concession, easement, contract, agreement, Authorization, the Primero Mineral Rights or other instrument to which Primero or any of the Primero Subsidiaries is bound or is subject to or of which Primero or any of the Primero Subsidiaries is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Primero,

(ii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Primero or any of the Primero Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Primero;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of Primero or any of the Primero Subsidiaries or give any Person the right to acquire any of Primero’s or any of the Primero Subsidiaries’ assets, or restrict, hinder, impair or limit the ability of Primero or any of the Primero Subsidiaries to conduct the business of Primero or any of the Primero Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Primero; or

(iv)

result in or accelerate the time for payment or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, bonus, termination payments or otherwise, becoming due to any director or officer of Primero or any of the Primero Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of Primero or any of the Primero Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Primero or any of the Primero Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Primero of the transactions contemplated hereby other than:

(v)	in connection with or in compliance with applicable securities Laws;

(vi)	obtaining the Interim Order and Final Order, obtaining any approvals required by the Interim Order and Final Order and filing any documents as may be required to be filed with the Registrar;

(vii)	obtaining the Mexican Anti-Trust Approval;

(viii)	any other consents, waivers, permits, orders or approvals referred to in the Primero Disclosure Letter; and

(ix)	any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Primero.

(d)

Directors’ Approvals. The special committee of the Primero Board has received an opinion from BMO Capital Markets Inc. that the consideration to be received by Primero Shareholders is fair, from a financial point of view and the Primero Board has:

	(i)	determined that the consideration to be received by Primero Shareholders is fair and the Arrangement and entry into the Agreement is in the best interests of Primero;

	(ii)	determined to recommend that the Primero Shareholders vote in favour of the Primero Resolution; and

	(iii)	authorized the entering into of this Agreement, and the performance of Primero’s obligations hereunder.

(e)

Primero Subsidiaries. Except as disclosed in the Primero Disclosure Letter, the only Subsidiaries of Primero are the Primero Subsidiaries and Primero does not own a direct or indirect voting or equity interest in any Person that is not one of the Primero Subsidiaries and has no agreement or other commitment to acquire such interest. The authorized and issued securities of each Primero Subsidiary are set out in the Primero Disclosure Letter. All of the outstanding shares of the Primero Subsidiaries are validly issued, fully paid and non-assessable and free of pre-emptive rights to the extent such concepts exists under applicable Laws. All of the outstanding shares of the Primero Subsidiaries are owned, directly or indirectly, by Primero. Except pursuant to restrictions on transfer contained in the Articles or by-laws (or their equivalent) of the applicable Subsidiary of Primero, the outstanding shares of the Primero Subsidiaries are owned free and clear of all Encumbrances, other than the Primero Permitted Encumbrances, and Primero is not liable to any creditor in respect thereof.

(f)

No Defaults. Except as disclosed in the Primero Disclosure Letter, none of Primero and the Primero Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Primero or any of the Primero Subsidiaries under:

	(i)	its Articles or by-laws or equivalent organizational documents; or

(ii)

any contract, agreement or licence that is material to the conduct of the business of Primero or any of the Primero Subsidiaries to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Primero.

(g)

Company Authorizations. Primero and the Primero Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Primero or the Primero Subsidiaries or otherwise in connection with the material business or operations of Primero or the Primero Subsidiaries and such Authorizations are in full force and effect. Primero and the Primero Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Primero. There is no action, investigation or proceeding pending or, to the knowledge of Primero, threatened regarding any of the Authorizations. None of Primero and the Primero Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Primero and all such Authorizations continue to be effective in order for Primero and the Primero Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than Primero or any of the Primero Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(h)	Absence of Changes. Since March 31, 2011, except as disclosed in the Primero Disclosure Letter:

	(i)	Primero and each of the Primero Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)

none of Primero and the Primero Subsidiaries has incurred or suffered a Material Adverse Change or any event, circumstance or occurrence which has had or is reasonably likely to have a Material Adverse Effect;

	(iii)	there has not been any acquisition or sale by Primero or any of the Primero Subsidiaries of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Primero or any of the Primero Subsidiaries of: (A) any payment, Liability or obligation of any nature which has had or is reasonably likely to have a Material Adverse Effect on Primero; (B) any debt for borrowed money; (C) any creation or assumption by Primero or any of the Primero Subsidiaries of any Encumbrance; (D) any making by Primero or any of the Primero Subsidiaries of any loan, advance or capital contribution to or investment in any other Person (other than (1) loans and advances in an aggregate amount that does not exceed $100,000 outstanding at any time, and (2) loans made to other Primero Subsidiaries); or (E) any entering into, amendment of, relinquishment, termination or non-renewal by Primero or any of the Primero Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which has had or is reasonably likely to have a Material Adverse Effect on Primero;

	(v)	Primero has not declared or paid any dividends or made any other distribution on any of the Primero Shares or made any redemption or other acquisition of Primero Shares;

(vi)	Primero has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Primero Shares;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Primero or any of the Primero Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, the granting of Primero Options pursuant to the Primero Stock Option Plan) made to, for or with any of such directors or officers;

(viii)	Primero has not effected any material change in its accounting methods, principles or practices; and

(ix)	Primero has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(i)

Material Contracts. Except as disclosed in the Primero Disclosure Letter, Primero and the Primero Subsidiaries have performed in all material respects all their respective obligations required to be performed by them to date under the material contracts. Neither Primero nor any of the Primero Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does Primero have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Primero. None of Primero and the Primero Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Primero, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Primero. Prior to the date hereof, Primero has made available to Northgate true and complete copies of all of the material contracts of Primero. All contracts that are material to Primero and the Primero Subsidiaries, taken as a whole, are with Primero or one of the Primero Subsidiaries. All material contracts are legal, valid, binding and in full force and effect and are enforceable by Primero (or one of the Primero Subsidiaries, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(j)	Employment Agreements. Other than as disclosed in the Primero Disclosure Letter:

	(i)	Primero and the Primero Subsidiaries are and have been operated in all material respects in compliance with all applicable Laws relating to employees.

	(ii)	There is no material proceeding, action, suit or claim pending or threatened involving any employee of Primero and the Primero Subsidiaries.

(iii)

None of Primero and the Primero Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Primero or any of the Primero Subsidiaries that would be triggered by Primero’s entering into this Agreement or the completion of the Arrangement.

(iv)

None of Primero and the Primero Subsidiaries has any employee or consultant whose employment or contract with Primero or one of the Primero Subsidiaries cannot be terminated by Primero or one of the Primero Subsidiaries, as applicable.

(v)

None of Primero and the Primero Subsidiaries: (A) is a party to any collective bargaining agreement; (B) is, to the knowledge of Primero, subject to any application for certification or threatened or apparent union- organizing campaigns for employees not covered under a collective bargaining agreement; or (C) is subject to any current, or to the knowledge of Primero, pending or threatened strike, lockout, slowdown or work stoppage.

(k)

Financial Matters. Except as disclosed in the Primero Disclosure Letter, the audited consolidated balance sheets, audited consolidated statements of earnings, audited consolidated statements of shareholders equity and audited consolidated statements of cash flows of Primero for the financial years ended December 31, 2008, 2009 and 2010 unaudited consolidated balance sheet, consolidated statement of earnings, consolidated statements of shareholders equity and consolidated statements of cash flows of Primero and the interim period ended March 31, 2011 (the “Primero Financial Statements”) were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Primero at the respective dates indicated and the results of operations of Primero for the periods covered on a consolidated basis. Except as disclosed in the Primero Disclosure Letter, as of the date hereof, neither Primero nor any of the Primero Subsidiaries has any Liability or obligation (including, without limitation, Liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes other than Taxes not yet due), whether accrued, absolute, contingent or otherwise, or any related party transactions or off-balance sheet transactions not reflected in the Primero Financial Statements of Primero, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Primero’s projects) since December 31, 2010, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Primero.

The management of Primero has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Primero in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws is recorded, processed, summarized and reported within the time periods specified in such Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Primero in its annual filings, interim filings or other reports filed or submitted under the applicable Laws is accumulated and communicated to Primero’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

Primero maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Primero and Primero Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of Primero and Primero Subsidiaries are being made only with Authorizations of management and Primero Board and Primero Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Primero or any of the Primero Subsidiaries that could have a material effect on Primero’s Financial Statements. To the knowledge of Primero; (D) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Primero that are reasonably likely to adversely affect the ability of Primero to record, process, summarize and report financial information; and (E) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Primero.

Since December 31, 2010, neither Primero nor any of the Primero Subsidiaries nor, to Primero’s knowledge, any director, officer, employee, auditor, accountant or representative of Primero or any of the Primero Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Primero or any of the Primero Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Primero or any of the Primero Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Primero Board.

Primero has converted to IFRS for financial reporting purposes, and, to the knowledge of Primero, the transition to IFRS will not result in any delay in the release of Primero’s financial results for any relevant period.

(l)

Books and Records. The corporate records and minute books of Primero and the Primero Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Primero. Financial books and records and accounts of Primero and the Primero Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice in accordance with Canadian GAAP and the accounting principles generally accepted in the country of domicile of such entity; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Primero and the Primero Subsidiaries; and (iii) accurately and fairly reflect the basis for the Primero Financial Statements.

(m)

Litigation. Except as disclosed in the Primero Disclosure Letter and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.1(x), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Primero, threatened against or relating to Primero or any of the Primero Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, had, or could reasonably be expected to have, a Material Adverse Effect on Primero or that would materially impede the consummation of the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Primero, threatened against or relating to Primero or any of the Primero Subsidiaries before any Governmental Entity. None of Primero and the Primero Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Primero or one of the Primero Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement or have a Material Adverse Effect on Primero.

(n)	Interest in Properties and Primero Mineral Rights. Except as disclosed in the Primero Disclosure Letter:

(i)

all of Primero’s and Primero Subsidiaries’: (A) real properties (collectively, and where material, the “Primero Property”); and (B) mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) (collectively, and where material, the “Primero Mineral Rights”), are set out in the Primero Disclosure Letter. Other than the Primero Property and the Primero Mineral Rights set out in Schedule 3.1(n)(i) of the Primero Disclosure Letter, none of Primero and the Primero Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights;

(ii)

Primero or one of the Primero Subsidiaries is the sole legal and beneficial owner of all right, title and interest in and to the Primero Property and the Primero Mineral Rights, free and clear of any Encumbrances, other than the Primero Permitted Encumbrances.

(iii)	all of the Primero Mineral Rights have been properly located and recorded and otherwise granted in compliance with applicable Laws and are comprised of valid and subsisting Primero Mineral Rights;

(iv)

the Primero Property and the Primero Mineral Rights are in good standing under applicable Laws and, to the knowledge of Primero, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(v)

there are no material adverse Claims against or challenge to the title to or ownership of the Primero Property or any of the Primero Mineral Rights which would reasonably be expected to have a Material Adverse Effect on Primero;

(vi)	Primero or a Subsidiary of Primero has the exclusive right to deal with the Primero Property and the Primero Mineral Rights;

(vii)

no Person other than Primero and the Primero Subsidiaries has any interest in the Primero Property or any of the Primero Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(viii)

there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would affect Primero’s or any of the Primero Subsidiaries’ interest in the Primero Property or any of the Primero Mineral Rights;

(ix)

there are no material restrictions on the ability of Primero or any of the Primero Subsidiaries to use, transfer or exploit the Primero Property or any of the Primero Mineral Rights, except pursuant to the applicable Laws;

(x)

none of Primero and the Primero Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Primero or any of the Primero Subsidiaries in any of the Primero Property or any of the Primero Mineral Rights;

(xi)

Primero and the Primero Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners, including Ejidos, or Governmental Entities permitting the use of land by Primero and the Primero Subsidiaries, and other interests that are required to exploit the development potential of the Primero Property and the Primero Mineral Rights as contemplated in Primero Disclosure Letter and no third party or group holds any such rights that would be required by Primero to develop the Primero Property or any of the Primero Mineral Rights as contemplated in Primero Disclosure Letter; and

(xii)

all mines located in or on the lands of Primero or any of the Primero Subsidiaries, or lands pooled or unitized or otherwise used in connection therewith, which have been abandoned by Primero or any of the Primero Subsidiaries, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Primero as of the date hereof have been accurately set forth in Primero Disclosure Letter without omission of information necessary to make the disclosure not misleading.

(o)

Mineral Reserves and Resources. The proven and probable mineral reserves and mineral resources for Primero Property and the Primero Mineral Rights in which Primero or any of the Primero Subsidiaries holds an interest, as set forth in the Primero Documents, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Primero, any of the Primero Subsidiaries, or any of their material joint ventures, taken as a whole, from the amounts set forth in the Primero Documents. Except as disclosed in the Primero Documents, all information regarding the Primero Property and the Primero Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed by Laws, have been disclosed in the Primero Documents.

(p)

Ejidos. Primero Subsidiaries conduct operations on lands in which Ejidos may have claims. The Primero Subsidiaries have executed agreements which permit access to the lands and permission to carry on material mining and mineral exploration activities as currently conducted.

(q)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Primero:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Primero, any of the Primero Subsidiaries and any of their material joint ventures, have been: (A) duly paid; (B) duly performed; or (() provided for prior for the date hereof; and

(ii)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Primero or any of the Primero Subsidiaries or any of their material joint ventures is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(r)	Other Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Primero or as disclosed in the Primero Disclosure Letter:

(i)

any and all operations of Primero and each of the Primero Subsidiaries and, any and all operations by third parties, on or in respect of the assets and properties of Primero and the Primero Subsidiaries, have been conducted in accordance with reasonable and prudent international mining industry practices and in material compliance with applicable Laws; and

(ii)

in respect of the assets and properties of each of Primero and the Primero Subsidiaries that are operated by it, if any, Primero and the Primero Subsidiaries hold all valid licences, permits and similar rights and privileges that are required and necessary under applicable Laws to operate the assets and properties of the Primero and any of the Primero Subsidiaries, as the case may be, as presently operated.

(s)	Marketing of Production. Except as disclosed in the Primero Disclosure Letter:

(i) Since (and including) December 31, 2010, all sales of gold, silver and other mineral products by Primero or any of the Primero Subsidiaries have been made on (and only on) the following basis:

(A)

all such sales were, in the case of gold, spot sales to arm’s length third party purchasers, and, in the case of silver, either (i) spot sales to arm’s length third party purchasers (ii) made pursuant to the Amended and Restated Silver Purchase Agreement;

(B)

all such sales require or required payment by the purchasers in United States dollars no later than thirty (30) days from the date of delivery or such other period as provided for in the Amended and Restated Silver Purchase Agreement;

(C)	all such sales otherwise were on terms based on, and consistent with, good international industry practice; and

(D)

Primero and the Primero Subsidiaries have received or are entitled to receive the full sale price from the third party purchasers of such mineral products without any payment to or deduction in favour of any Person, and no purchaser has defaulted in any payment due in respect of any such sales;

and since (and including) December 31, 2010 none of Primero or any of the Primero Subsidiaries is or was a party to or bound by, or incurred an obligation or Liability under or in respect of, any agreement or arrangement that is in substance an interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or any call arrangement of any sort or any forward sale agreement for commodities or any other commodities hedging or speculation arrangements.

(ii)

None of Primero or any of the Primero Subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor other than pursuant to the Amended and Restated Silver Purchase Agreement.

(t)

Off Balance Sheet Transactions. Except as disclosed in the Primero Disclosure Letter, none of Primero or any of the Primero Subsidiaries is party to or bound by any operating leases or any “off-balance-sheet” transactions or arrangements.

(u)

Title and Rights re: Other Assets. Primero and the Primero Subsidiaries, as applicable have good and valid title to all material properties and assets other than Primero Properties and Primero Mineral Rights (which are addressed elsewhere) reflected in the audited consolidated financial statements for the year ended December 31, 2010 (or acquired after that date) or as described in the annual information form dated March 29, 2011 of Primero or valid leasehold or license interests in all material properties and assets not reflected in such financial statements but used by Primero or any of the Primero Subsidiaries, free and clear of all material Encumbrances, other than the Primero Permitted Encumbrances, and there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect Primero’s or any of the Primero Subsidiaries’ interest in any of the foregoing-described material properties and assets.

(v)

Intellectual Property. Each of Primero and the Primero Subsidiaries owns or has the right to use all Intellectual Property required to carry on its business as currently conducted and proposed to be conducted. To the knowledge of Primero, there has been no claim of infringement by any of Primero or any of the Primero Subsidiaries or breach by Primero or any the Primero Subsidiaries of any Intellectual Property rights or industrial rights of any other Person, and none of Primero and the Primero Subsidiaries has received any notice that the conduct of its business infringes on any Intellectual Property rights or industrial rights of any other Person.

(w)

Insurance. Primero maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the gold mining industry and such policies are in full force and effect as of the date hereof.

(x)

Environmental. Except as disclosed in the Primero Disclosure Letter, or to the extent that any violation or other matter referred to in this subsection does not, individually or in the aggregate, have a Material Adverse Effect on Primero or any of the Primero Subsidiaries:

	(i)	Primero and the Primero Subsidiaries are and have been in compliance with and are not in violation of any, Environmental Laws;

(ii)

Primero and the Primero Subsidiaries have operated their respective businesses at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without violation of Environmental Laws;

(iii)

there have been no spills, releases, deposits or discharges of pollutants or hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water, whether surface or otherwise, or any municipal or other sewer or drain or drinking or water systems, by Primero or any of the Primero Subsidiaries, or from Primero assets or operations, which could reasonably be expected to result in Liability under any Environmental Law, that have not been reported, mitigated and remedied in compliance with Environmental Laws;

(iv)

no orders, notifications, directives, demands, claims, instructions, directions or notices have been issued and remain outstanding by any Governmental Entity pursuant to any Environmental Laws, whether or not have the force of law, relating to the business or assets of Primero or any of the Primero Subsidiaries;

(v)	neither Primero nor any of the Primero Subsidiaries has failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Laws;

(vi)

Primero and the Primero Subsidiaries hold all Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and neither Primero nor any of the Primero Subsidiaries has received any notification from any Governmental Entity pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii)

there are no changes in the status, terms or conditions of any Environmental Approvals held by Primero or any of the Primero Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer, restriction or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Entity of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business and operations of Primero or any of the Primero Subsidiaries following the Effective Date;

(viii)

Primero and the Primero Subsidiaries have made available to Northgate all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health and safety matters; and

(ix)

to the knowledge of Primero, none of Primero and the Primero Subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in Liability under any Environmental Laws.

(y)	Tax Matters. Except as disclosed in the Primero Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Primero:

(i)

each of Primero and the Primero Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are complete and correct;

(ii)

each of Primero and the Primero Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added and federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(iii)

the charges, accruals and reserves for Taxes reflected on the Primero Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of Primero, adequate under Canadian GAAP to cover Taxes with respect to Primero and the Primero Subsidiaries accruing for the periods covered thereby;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Primero, threatened against any of Primero or the Primero Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns;

(v)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to Primero or any of the Primero Subsidiaries;

(vi)	none of Primero and the Primero Subsidiaries has entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;

(vii)

there are no proceedings, investigations, audits or claims now pending or threatened against Primero or any of the Primero Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(viii)

neither Primero nor any of the Primero Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property;

(ix)

Primero has made available to Northgate copies of all Tax Returns for the 2008 to 2010 taxation years and all written communication to or from any Governmental Entity and relating to the Taxes of any of Primero and the Primero Subsidiaries;

(x)	for the purposes of the Tax Act and any other relevant Tax purposes:

	(A)	Primero is resident in Canada; and

	(B)	each of the Primero Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(xi)

there are no Encumbrances for Taxes upon any properties or assets of Primero or any of the Primero Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Primero Financial Statements);

(xii)

to the best of its knowledge based on current business plans and financial projections, Primero expects that it should not be classified as a “passive foreign investment company” (as defined under section 1297(a) of the Code) (a “PFIC”) for its taxable year ending December 31, 2011;

(xiii)

Primero has not declared or paid any dividends or made any other distribution on any of the Primero Shares or made any redemption or other acquisition of Primero Shares (A) in contemplation of this Agreement, the Plan of Arrangement, or any transactions contemplated by this Agreement or the Plan or Arrangement, or (B) since December 31, 2010;

(xiv)

other than in the ordinary and regular course of business consistent with past practice, neither Primero nor any of the Primero Subsidiaries has sold any property or assets thereof (A) in contemplation of this Agreement, the Plan of Arrangement, or any transactions contemplated by this Agreement or the Plan or Arrangement or (B) since December 31, 2010; and

(xv)	Primero does not own, and will not own on the Effective Date, any “United States real property interest” as defined under section 897(c)(1)(A) of the Code and regulations promulgated thereunder.

(z)

Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business. and except as disclosed in the Primero Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Primero or any of the Primero Subsidiaries) between Primero or any of the Primero Subsidiaries on the one hand, and any: (i) officer or director of Primero or any of the Primero Subsidiaries; (ii) except as disclosed in the Primero Disclosure Letter any holder of record or, to the knowledge of Primero, beneficial owner of five percent or more of the voting securities of Primero; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(aa)	Pension and Employee Benefits. Except as disclosed in the Primero Disclosure Letter:

(i)

all Primero Benefit Plans are, and have been, established, registered, qualified, administered, funded and invested in all material respects in accordance with the terms of such Primero Benefit Plan including the terms of the material documents that support such Primero Benefit Plan, any applicable collective agreement and all applicable Laws;

(ii)

none of the Primero Benefit Plans provide for benefit increases or the acceleration of, or an increase in, funding obligations that are contingent upon, or will be triggered by the completion of the transactions contemplated herein;

	(iii)	there are no unfunded liabilities in respect of any Primero Benefit Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable;

	(iv)	none of the Primero Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependents of such employees;

	(v)	there is no proceeding, action, suit or claim (other than routine claims for payments of benefits) pending or threatened involving any Primero Benefit Plan or its assets;

(vi)

Primero and the Primero Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Primero and the Primero Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Primero or the Primero Subsidiaries, as the case may be, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Primero. The Primero Benefit Plans and all such plans, agreements, policies, programs, arrangements and practices have been disclosed in the Primero Disclosure Letter;

(vii)

Primero and Primero Subsidiaries have no material Liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by Primero or any of the Primero Subsidiaries which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis;

(viii)	no Primero Benefit Plan is a “registered pension plan” as such term is defined in the Tax Act or is a defined benefits plan; and

(ix)

each Primero Benefit Plan has been operated in accordance with its terms and any contributions required to be made under each Primero Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Primero Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Primero as at and for the fiscal year ended on December 31, 2010, including the notes thereto and the report by Primero’s auditors thereon.

(bb)

Reporting Status and Listing. Primero is a reporting issuer or its equivalent in each of the provinces and territories of Canada other than Quebec, and not in default of its obligations as such. The Primero Shares are listed on the TSX and are not listed or quoted on any other market and Primero is in compliance with the applicable listing and corporate governance rules and regulations of the TSX.

(cc)

No Cease Trade. Primero is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Primero, no investigation or other proceedings involving Primero that may operate to prevent or restrict trading of any securities of Primero are currently in progress or pending before any applicable stock exchange or Securities Authority.

(dd)

Reports. Since December 31, 2010, Primero has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Primero Documents”). The Primero Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Primero except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Primero. Primero has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self- regulatory authority which at the date hereof remains confidential. None of the Primero Subsidiaries are required to file any reports or other documents with any of the Securities Authorities or the TSX.

(ee)

Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.1(x)), Primero and the Primero Subsidiaries have complied with and are not in violation of any applicable Laws other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Primero.

(ff)

No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Primero or the Primero Subsidiaries any of the material assets of Primero or any of the Primero Subsidiaries.

(gg)

Certain Contracts. Except as disclosed in the Primero Disclosure Letter, none of Primero nor the Primero Subsidiaries is a party to or bound by any non- competition agreement, area of mutual interest agreement, or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of Primero or the Primero Subsidiaries are conducted; (ii) limit any business practice of Primero or any of the Primero Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by Primero or any of the Primero Subsidiaries in any material respect.

(hh)

No Broker’s Commission. Except as disclosed in the Primero Disclosure Letter, none of Primero and the Primero Subsidiaries has entered into any agreement that would entitle any Person to any valid claim against Primero or any of the Primero Subsidiaries for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

(ii)

No Expropriation. No property or asset of Primero or any of the Primero Subsidiaries (including any Primero Property or Primero Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Primero, is there any intent or proposal to give any such notice or to commence any such proceeding.

(jj)

Corrupt Practices Legislation. Neither Primero, any of the Primero Subsidiaries and affiliates, nor, to the knowledge of Primero, any of their respective officers, directors or employees acting on behalf of Primero or any of the Primero Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Primero or any of the Primero Subsidiaries or affiliates to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Laws of similar effect of Mexico or any other jurisdiction, and to the knowledge of Primero no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Primero or any of the Primero Subsidiaries or affiliates.

(kk)

Vote Required. The only votes of the holders of any class or series of the Primero Shares, Primero Options, Primero Warrants or other securities of Primero necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is, subject to the Interim Order, the Primero Shareholder Approval.

(ll)

U.S. Securities Law Matters. Primero: (i) is a “foreign private issuer” as defined in Rule 405 under the 1933 Act; (ii) has no class of securities outstanding that is or is required to be registered under section 12 of the 1934 Act or that is subject to the reporting requirements of section 13 or 15(d) of the 1934 Act; (iii) is not registered or required to register as an investment company under the 1940 Act; and (iv) the Primero Shares, Primero Warrants and Primero Options have not been traded on any national securities exchange in the United States during the past 12 calendar months.

(mm)

Value of Assets in Canada. The aggregate value of the assets in Canada of Primero, and the gross revenues from sales in or from Canada generated from those assets, do not exceed $73 million, all as determined in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transactions Regulations thereunder, such determination based in part on an interpretation of the Notifiable Transactions Regulations that has been confirmed by the Merger Notification Unit of the Competition Bureau.

(nn)

Information. The information contained or incorporated by reference in the Joint Information Circular relating to Primero will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make the statements not misleading in light of the circumstances in which they were made.

3.2       Representations and Warranties of Northgate

     Northgate hereby represents and warrants to Primero, and hereby acknowledges that Primero is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)

Organization. Northgate and each of the Northgate Subsidiaries has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Northgate and each of the Northgate Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation, a corporation (in accordance with the laws of the country of domicile) or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Northgate. All of the issued and outstanding shares in the capital of the Northgate Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law. All of the outstanding shares of the Northgate Subsidiaries are owned directly or indirectly by Northgate. Except pursuant to restrictions on transfer contained in the Articles or by-laws (or their equivalent) of the applicable Subsidiary of Northgate and except as disclosed in the Northgate Disclosure Letter, the outstanding shares of each of the Northgate Subsidiaries are owned free and clear of all Encumbrances, other than the Northgate Permitted Encumbrances, and Northgate is not liable to any creditor in respect thereof. Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the Northgate Subsidiaries from either Northgate or any of the Northgate Subsidiaries.

(b)

Capitalization. Northgate is authorized to issue an unlimited number of Northgate Shares and an unlimited number of preferred shares. As at July 11, 2011 there were: (i) 291,975,845 Northgate Shares outstanding; (ii) Northgate Options to acquire an aggregate of 9,275,750 Northgate Shares; and (iii) no preference shares were issued and outstanding. Except for the Northgate Options and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Northgate or any of the Northgate Subsidiaries to issue or sell any securities of or interest in Northgate or any of the Northgate Subsidiaries from Northgate or any of the Northgate Subsidiaries. All issued and outstanding Northgate Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Northgate, except as disclosed in the Northgate Disclosure Letter, or any of the Northgate Subsidiaries having the right to vote with the Northgate Shareholders on any matter. Except as disclosed in the Northgate Disclosure Letter, there are no outstanding contractual obligations of Northgate or of any of the Northgate Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Northgate Shares or with respect to the voting or disposition of any outstanding Northgate Shares. None of Northgate and the Northgate Subsidiaries is party to any shareholder, pooling, voting trust or similar agreement relating to the issued and outstanding securities of Northgate or any of the Northgate Subsidiaries.

(c)

Authority. Northgate has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Northgate as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Northgate and the completion by Northgate of the transactions contemplated by this Agreement have been authorized by the Northgate Board and, subject to obtaining the approval of Northgate Shareholders with respect to the Northgate Resolution, the Interim Order and the Final Order in the manner contemplated herein, no other corporate proceedings on the part of Northgate are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the Northgate Board of the Joint Information Circular. This Agreement has been executed and delivered by Northgate and constitutes a legal, valid and binding obligation of Northgate, enforceable against Northgate in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed in the Northgate Disclosure Letter, the execution and delivery by Northgate of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)

result in a violation, contravention or breach of or constitute a default under, or entitle any Person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of,

	(A)	the Articles, Notice of Articles or by-laws (or their equivalent) of Northgate or any of the Northgate Subsidiaries,

	(B)	any Law or rules or policies of the TSX or NYSE Amex,

(C)

any credit agreement, note, bond, mortgage, indenture, deed of trust, lease, franchise, concession, easement, contract, agreement, Authorization, the Northgate Mineral Rights, or other instrument to which Northgate or any of the Northgate Subsidiaries is bound or is subject to or of which Northgate or any of the Northgate Subsidiaries is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Northgate;

(ii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Northgate or any of the Northgate Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Northgate;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of Northgate or any of the Northgate Subsidiaries or give any Person the right to acquire any of Northgate’s or any of the Northgate Subsidiaries’ assets, or restrict, hinder, impair or limit the ability of Northgate or any of the Northgate Subsidiaries to conduct the business of Northgate or any of the Northgate Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Northgate; or

(iv)

result in or accelerate the time for payment (or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, bonus, termination payments or otherwise) becoming due to any director or officer of Northgate or any of the Northgate Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of Northgate or any of the Northgate Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Northgate or any of the Northgate Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Northgate of the transactions contemplated hereby other than: (i) in connection with or in compliance with applicable securities Laws; (ii) any approvals required by the Interim Order; (iii) any approvals required by the Final Order; (iv) filings required under the BCBCA and referred to in the Northgate Disclosure Letter; (v) filings with and approvals required by the Securities Authorities, the TSX and NYSE Amex; (vi) any other consents, waivers, permits, orders or approvals referred to in the Northgate Disclosure Letter; and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Northgate.

(d)

Directors’ Approvals. The Northgate Board has received opinions from GMP Securities L.P. and Macquarie Capital Markets Canada Ltd., the financial advisors to the Northgate Board, that the Exchange Share Ratio is fair, from a financial point of view, to the Northgate Shareholders and the Northgate Board has:

	(i)	determined that the Exchange Share Ratio is fair to the Northgate Shareholders and the Arrangement is in the best interests of Northgate; and

	(ii)	authorized the entering into of this Agreement, and the performance of Northgate’ obligations hereunder.

(e)

Northgate Subsidiaries. Except as disclosed in the Northgate Disclosure Letter, the only Subsidiaries of Northgate are the Northgate Subsidiaries and Northgate does not own a direct or indirect voting or equity interest in any Person that is not one of the Northgate Subsidiaries and has no agreement or other commitment to acquire such interest.

(f)

No Defaults. None of Northgate and the Northgate Subsidiaries is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Northgate or any of the Northgate Subsidiaries under:

	(i)	its Articles or by-laws or equivalent organizational documents; or

(ii)

any contract, agreement or licence that is material to the conduct of the business of Northgate, any of the Northgate Subsidiaries to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Northgate.

(g)

Company Authorizations. Except as disclosed in the Northgate Disclosure Letter, Northgate and the Northgate Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Northgate or the Northgate Subsidiaries or otherwise in connection with the material business or operations of Northgate or the Northgate Subsidiaries and such Authorizations are in full force and effect. Northgate and the Northgate Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Northgate. There is no action, investigation or proceeding pending or, to the knowledge of Northgate, threatened regarding any of the Authorizations. None of Northgate and the Northgate Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Northgate and all such Authorizations continue to be effective in order for Northgate and the Northgate Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than Northgate or any of the Northgate Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(h)	Absence of Changes. Since December 31, 2010, except as disclosed in the Northgate Disclosure Letter:

	(i)	Each of Northgate and the Northgate Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)

none of Northgate and the Northgate Subsidiaries has incurred or suffered a Material Adverse Change or any event, circumstance or occurrence which has had or is reasonably likely to have a Material Adverse Effect;

	(iii)	there has not been any acquisition or sale by Northgate or any of the Northgate Subsidiaries of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Northgate or any of the Northgate Subsidiaries of any: (A) payment, Liability, Encumbrance or obligation of any nature which has had or is reasonably likely to have a Material Adverse Effect on Northgate; (B) debt for borrowed money, (C) any creation or assumption by Northgate or any of the Northgate Subsidiaries of any Encumbrance; (D) any making by Northgate or any of the Northgate Subsidiaries of any loan, advance or capital contribution to or investment in any other Person (other than (1) loans and advances in an aggregate amount that does not exceed $100,000 outstanding at any time, and (2) loans made to other Northgate Subsidiaries); or (C) any entering into, amendment of, relinquishment, termination or non-renewal by Northgate or any of the Northgate Subsidiaries, of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, which has had or is reasonably likely to have a Material Adverse Effect on Northgate;

(v)	Northgate has not declared or paid any dividends or made any other distribution on any of the Northgate Shares or made any redemption or other acquisition of Northgate Shares;

(vi)	Northgate has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Northgate Shares;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Northgate, any of the Northgate Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Northgate Options pursuant to the Northgate Stock Option Plan) made to, for or with any of such directors or officers;

(viii)	Northgate has not effected any material change in its accounting methods, principles or practices; and

(ix)

Northgate has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(i)

Material Contracts. Northgate and the Northgate Subsidiaries have performed in all material respects all their respective obligations required to be performed by them to date under the material contracts. Neither Northgate nor any of the Northgate Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does Northgate have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Northgate. None of Northgate and the Northgate Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Northgate, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Northgate. Prior to the date hereof, Northgate has made available to Primero true and complete copies of all of the material contracts of Northgate. All contracts that are material to Northgate and the Northgate Subsidiaries, taken as a whole, are with Northgate or one of the Northgate Subsidiaries. All material contracts are legal, valid, binding and in full force and effect and are enforceable by Northgate (or one of the Northgate Subsidiaries, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(j)	Employment Agreements. Other than as disclosed in the Northgate Disclosure Letter:

	(i)	Northgate and the Northgate Subsidiaries are and have been operated in all material respects in compliance with all applicable laws relating to employees;

	(ii)	there is no material proceeding, action, suit or claim pending or threatened involving any employee of Northgate and the Northgate Subsidiaries;

(iii)

neither Northgate nor any of the Northgate Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with any director or officer of Northgate or any of the Northgate Subsidiaries that would be triggered by Northgate’ entering into this Agreement or the completion of the Arrangement;

(iv)

none of Northgate and the Northgate Subsidiaries has any employee or consultant whose employment or contract with Northgate or one of the Northgate Subsidiaries cannot be terminated by Northgate or the Northgate Subsidiaries, as applicable; and

(v)

none of Northgate and the Northgate Subsidiaries: (a) is a party to any collective bargaining agreement; (b) is, to the knowledge of Northgate, subject to any application for certification or threatened or apparent union- organizing campaigns for employees not covered under a collective bargaining agreement; or (c) is subject to any current, or to the knowledge of Northgate, pending or threatened strike, lockout, slowdown or work stoppage.

(k)

Financial Matters. The audited consolidated balance sheets, audited consolidated statements of earnings, audited consolidated statements of shareholders equity and for the financial years ended December 31, 2008, 2009 and 2010, and the unaudited consolidated statement of shareholders equity and consolidated statement of cash flows of Northgate for the period ended March 31, 2011 (the “Northgate Financial Statements”) were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Northgate at the respective dates indicated and the results of operations of Northgate for the periods covered on a consolidated basis. Neither Northgate nor any of the Northgate Subsidiaries has any Liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes other than Taxes not yet due), whether accrued, absolute, contingent or otherwise, or any related party transactions or off-balance sheet transactions not reflected in the audited consolidated financial statements of Northgate for the fiscal period ended December 31, 2010 except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Northgate’s projects) since December 31, 2010 which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Northgate.

The reconciliation with United States Generally Accepted Accounting Principles, as included in Northgate’s annual report on Form 40-F for the year ended December 31, 2010, has been prepared in compliance with Item 17 of SEC Form 20-F.

The management of Northgate has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Northgate in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws is recorded, processed, summarized and reported within the time periods specified in such Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Northgate in its annual filings, interim filings or other reports filed or submitted under the applicable Laws is accumulated and communicated to Northgate’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure. Northgate maintains disclosure controls and procedures (as such term is defined in Rule 13a−15(e) under the 1934 Act) that comply with the requirements of the 1934 Act and such disclosure controls and procedures are effective.

Northgate maintains a system of internal control over financial reporting. Northgate’s system of internal control over financial reporting (as such term is defined in Rule 13a−15(f) under the 1934 Act) complies with the requirements of the 1934 Act Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Northgate and Northgate Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of Northgate and Northgate Subsidiaries are being made only with Authorizations of management and Northgate Board and Northgate Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Northgate or any of the Northgate Subsidiaries that could have a material effect on Northgate’s Financial Statements. Northgate’s internal control over financial reporting is effective and, to the knowledge of Northgate; (D) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Northgate that are reasonably likely to adversely affect the ability of Northgate to record, process, summarize and report financial information; and (E) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Northgate. Since December 31, 2010, there has been no change in Northgate’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Northgate’s internal control over financial reporting.

Since December 31, 2010, neither Northgate nor any of the Northgate Subsidiaries nor, to Northgate’s knowledge, any director, officer, employee, auditor, accountant or representative of Northgate or any of the Northgate Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Northgate or any of the Northgate Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Northgate or any of the Northgate Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Northgate Board.

Northgate has converted to IFRS for financial reporting purposes, and, to the knowledge of Northgate, the transition to IFRS will not result in any delay in the release of Northgate’s financial results for any relevant period.

(l)

Books and Records. The corporate records and minute books of Northgate and the Northgate Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Northgate. Financial books and records and accounts of Northgate and the Northgate Subsidiaries, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, in accordance with Canadian GAAP and the accounting principles generally accepted in the country of domicile of such entity; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Northgate and the Northgate Subsidiaries; and (iii) accurately and fairly reflect the basis for the Northgate Financial Statements.

(m)

Litigation. Except as disclosed in the Northgate Disclosure Letter and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.2(w)), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Northgate, threatened against or relating to Northgate, any of the Northgate Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, had, or could reasonably be expected to have, a Material Adverse Effect on Northgate or that would materially impede the consummation of the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Northgate, threatened against or relating to Northgate or any of the Northgate Subsidiaries before any Governmental Entity. None of Northgate and the Northgate Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Northgate or one of the Northgate Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement or have a Material Adverse Effect on Northgate.

(n)	Interest in Properties and Mineral Rights.

	(i)	All of Northgate’s and Northgate Subsidiaries’: (A) real properties (collectively, and where material, the “Northgate Property”) and (B) mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) (collectively, and where material, the “Northgate Mineral Rights”), are set out in the Northgate Disclosure Letter. Other than the Northgate Property and the Northgate Mineral Rights set out in the Northgate Disclosure Letter, none of Northgate and the Northgate Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

	(ii)	Except as disclosed in the Northgate Disclosure Letter, Northgate or one of the Northgate Subsidiaries is the sole legal and beneficial owner of all right, title and interest in and to the Northgate Property and the Northgate Mineral Rights, free and clear of any Encumbrances, other than the Northgate Permitted Encumbrances.

(iii)	All of the Northgate Mineral Rights have been properly located and recorded and otherwise granted in compliance with applicable Laws and are comprised of valid and subsisting Northgate Mineral Rights.

(iv)

The Northgate Property and the Northgate Mineral Rights are in good standing under applicable Laws and, to the knowledge of Northgate, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)	There is no material adverse claim against or challenge to the title to or ownership of the Northgate Property or any of the Northgate Mineral Rights.

(vi)	Northgate or a Subsidiary of Northgate has the exclusive right to deal with the Northgate Property and the Northgate Mineral Rights.

(vii)

Except as disclosed in the Northgate Disclosure Letter, no Person other than Northgate and the Northgate Subsidiaries has any interest in the Northgate Property or any of the Northgate Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(viii)

There are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would affect Northgate’s or any of the Northgate Subsidiaries’ interest in the Northgate Property or any of the Northgate Mineral Rights.

(ix)

There are no material restrictions on the ability of Northgate or any of the Northgate Subsidiaries to use, transfer or exploit the Northgate Property or any of the Northgate Mineral Rights, except pursuant to the applicable Laws.

(x)

None of Northgate and the Northgate Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Northgate or any of the Northgate Subsidiaries in any of the Northgate Property or any of the Northgate Mineral Rights.

(xi)

Northgate and the Northgate Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by Northgate and the Northgate Subsidiaries, and other interests that are required to exploit the development potential of the Northgate Property and the Northgate Mineral Rights as contemplated in the Northgate Disclosure Letter and no third party or group holds any such rights that would be required by Northgate to develop the Northgate Property or any of the Northgate Mineral Rights as contemplated in the Northgate Disclosure Letter.

(xii)

All mines located in or on the lands of Northgate or any of the Northgate Subsidiaries, or lands pooled or unitized or otherwise used in connection therewith, which have been abandoned by Northgate or any of the Northgate Subsidiaries, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Northgate as of the date hereof have been accurately set forth in the Northgate Disclosure Letter without omission of information necessary to make the disclosure not misleading.

(o)

Mineral Reserves and Resources. The proven and probable mineral reserves and mineral resources for Northgate Property and the Northgate Mineral Rights in which Northgate or any of the Northgate Subsidiaries holds an interest, as set forth in the Northgate Documents, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Northgate, any of the Northgate Subsidiaries, or any of their material joint ventures, taken as a whole, from the amounts set forth in the Northgate Documents. All information regarding the Northgate Property and the Northgate Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed by Laws, have been disclosed in the Northgate Documents.

(p)	Marketing of Production.

(i)

Other than as disclosed in the Northgate Disclosure Letter, since (and including) December 31, 2010, all sales of gold and other mineral products by Northgate or any of the Northgate Subsidiaries have been made on (and only on) the following basis:

		(A)	all such sales were spot sales to arm’s length third party purchasers;

		(B)	all such sales require or required payment by the purchasers in United States dollars no later than thirty (30) days from the date of delivery;

		(C)	all such sales otherwise were on terms based on, and consistent with, good international industry practice; and

(D)

Northgate and the Northgate Subsidiaries have received or are entitled to receive the full sale price from the third party purchasers of such mineral products without any payment to or deduction in favour of any Person, and no purchaser has defaulted in any payment due in respect of any such sales;

and since (and including) December 31, 2010 none of Northgate or any of the Northgate Subsidiaries is or was a party to or bound by, or incurred an obligation or Liability under or in respect of, any agreement or arrangement that is in substance an interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or any call arrangement of any sort or any forward sale agreement for commodities or any other commodities hedging or speculation arrangements.

(ii)

None of Northgate or any of the Northgate Subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor.

(q)	Off Balance Sheet Transactions. None of Northgate or any of the Northgate Subsidiaries is party to or bound by any operating leases or any “off-balance- sheet” transactions or arrangements.

(r)

Title and Rights re: Other Assets. Northgate and the Northgate Subsidiaries, as applicable have good and valid title to all material properties and assets other than Northgate Properties and Northgate Mineral Rights (which are addressed elsewhere) reflected in the audited consolidated financial statements for the year ended December 31, 2010 (or acquired after that date) or as described in the annual information form dated March 29, 2011 of Northgate or valid leasehold or license interests in all material properties and assets not reflected in such financial statements but used by Northgate or any of the Northgate Subsidiaries, free and clear of all material Encumbrances other than the Northgate Permitted Encumbrances, and, except as disclosed in the Northgate Disclosure Letter, there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect Northgate’s or any of the Northgate Subsidiaries’ interest in any of the foregoing-described material properties and assets.

(s)

Intellectual Property. Each of Northgate and the Northgate Subsidiaries owns or has the right to use all Intellectual Property required to carry on its business as currently conducted and proposed to be conducted. To the knowledge of Northgate, there has been no claim of infringement by any of Northgate or any of the Northgate Subsidiaries or breach by Northgate or any the Northgate Subsidiaries of any Intellectual Property rights or industrial rights of any other Person, and none of Northgate and the Northgate Subsidiaries has received any notice that the conduct of its business infringes on any Intellectual Property rights or industrial rights of any other Person.

(t)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Northgate:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Northgate, any of the Northgate Subsidiaries and any of their material joint ventures, have been: (A) duly paid; (B) duly performed; or (() provided for prior for the date hereof; and

(ii)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Northgate or any of the Northgate Subsidiaries or any of their material joint ventures is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(u)	Other Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Northgate:

(i)

any and all operations of Northgate and each of the Northgate Subsidiaries and, to the knowledge of Northgate, any and all operations by third parties, on or in respect of the assets and properties of Northgate and the Northgate Subsidiaries, have been conducted in accordance with reasonable and prudent international mining industry practices and in material compliance with applicable Laws; and

(ii)

in respect of the assets and properties of each of Northgate and the Northgate Subsidiaries that are operated by it, if any, and, except as disclosed in the Northgate Disclosure Letter, Northgate and the Northgate Subsidiaries hold all valid licences, permits and similar rights and privileges that are required and necessary under applicable Laws to operate the assets and properties of Northgate and the Northgate Subsidiaries, as the case may be, as presently operated.

(v)

Insurance. Northgate maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the oil and gas industry and such policies are in full force and effect as of the date hereof.

(w)

Environmental. Except as disclosed in the Northgate Disclosure Letter, or to the extent that any violation or other matter referred to in this subsection does not, individually or in the aggregate, have a Material Adverse Effect on Northgate or any of the Northgate Subsidiaries:

	(i)	Northgate and the Northgate Subsidiaries are and have been in compliance with, and are not in violation of, any Environmental Laws;

(ii)

Northgate and the Northgate Subsidiaries have operated their respective business at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without violation of Environmental Laws;

(iii)

there have been no spills, releases, deposits or discharges of pollutants or hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water, whether surface or otherwise, or any municipal or other sewer or drain or drinking or water systems by Northgate or any of the Northgate Subsidiaries or from Northgate’s assets or operations, which could reasonably be expected to result in Liability under any Environmental Law, that have not been reported, mitigated and remedied in compliance with Environmental Laws;

(iv)

no orders, notifications, directives, demands, claims, instructions, directions or notices have been issued and remain outstanding by any Governmental Entity pursuant to any Environmental Laws, whether or not have the force of law, relating to the business or assets of Northgate or any of the Northgate Subsidiaries;

(v)

neither Northgate nor any of the Northgate Subsidiaries has failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Laws;

(vi)

Northgate and the Northgate Subsidiaries hold Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and neither Northgate nor any of the Northgate Subsidiaries has received any notification from any Governmental Entity pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii)

there are no changes in the status, terms or conditions of any Environmental Approvals held by Northgate or any of the Northgate Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer, restriction or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Entity of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business and operations of Northgate or any of the Northgate Subsidiaries following the Effective Date;

(viii)

Northgate and the Northgate Subsidiaries have made available to Primero all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health, and safety matters; and

(ix)

to the knowledge of Northgate, none of Northgate and the Northgate Subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in Liability under any Environmental Laws.

(x)	First Nations Affairs. Except as disclosed in the Northgate Disclosure Letter,

(i)

to the knowledge of Northgate (A) it is carrying on business in compliance with all legal and governmental requirements associated with aboriginal- related matters, (B) there are no facts that could give rise to non- compliance by Northgate in respect of any such legal or governmental requirements;

(ii)

to the knowledge of Northgate, it has made available to Primero all material information relating to Northgate’s relationships and communications with Aboriginal Groups in connection with its business, or relating to Northgate’s compliance with all requirements of applicable Law or Governmental Entities, or requests of Governmental Entities, associated with aboriginal-related matters;

(iii)

there is no claim, complaint or other proceeding threatened by or on behalf of any Aboriginal Group of which Northgate has received notice, with respect to any of the Northgate Property or Northgate Mineral Rights or any authorization or approval issued by any Governmental Entity in respect of, or otherwise related to Northgate;

	(iv)	no portion of the Northgate Property or Northgate Mineral Rights are designated or legally constitutes a “reserve” pursuant to the Indian Act (Canada);

(v)

since January 1, 2005, there has not been any blockade or other program of civil disobedience undertaken by any Aboriginal Group with respect to the Northgate Property or otherwise affecting the Northgate Mineral Rights, or to the knowledge of Northgate has any responsible official of any Aboriginal Group since January 1, 2005, threatened Northgate with any blockade or other program of civil disobedience with respect to the Northgate Property or which could reasonably be expected to affect the Northgate Mineral Rights;

	(vi)	to the knowledge of Northgate, no other person or Aboriginal Group has asserted any right or interest of any kind whatsoever, relating to any of the Northgate Property;

	(vii)	the Northgate Disclosure Letter sets out all agreements, written or verbal, between Northgate and any Aboriginal Group; and

	(viii)	to the knowledge of Northgate, there are no disputes between any Aboriginal Groups and any Governmental Entity concerning any of the Northgate Property.

(y)	Tax Matters. Except as disclosed in the Northgate Disclosure Letter, or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Northgate:

(i)

each of Northgate and the Northgate Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are complete and correct;

(ii)

each of Northgate and the Northgate Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(iii)

the charges, accruals and reserves for Taxes reflected on the Northgate Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of Northgate, adequate under Canadian GAAP to cover Taxes with respect to Northgate and the Northgate Subsidiaries for the periods covered thereby;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Northgate, threatened against any of Northgate or the Northgate Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns;

	(v)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to Northgate or any of the Northgate Subsidiaries;

	(vi)	none of Northgate and the Northgate Subsidiaries has entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;

(vii)

there are no proceedings, investigations, audits or claims now pending or threatened against Northgate or any of the Northgate Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

	(viii)	none of Northgate and the Northgate Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act:

		(A)	for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property;

(ix)

Northgate has made available to Primero copies of all Tax Returns and for the 2007 to 2010 taxation years and all written communication to or from any Governmental Entity and relating to the Taxes of any of Northgate and the Northgate Subsidiaries;

	(x)	for the purposes of the Tax Act and any other relevant Tax purposes:

		(A)	Northgate is resident in Canada; and

		(B)	each of the Northgate Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(xi)

there are no Encumbrances for Taxes upon any properties or assets of Northgate or any of the Northgate Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Northgate Financial Statements); and

	(xii)	Northgate was to the best of its knowledge, not a PFIC for its taxable year ended December 31, 2010 and expects that it will not be a PFIC for the taxable years ending December 31, 2011.

(z)

Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business, and except as disclosed in the Northgate Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Northgate or any of the Northgate Subsidiaries) between Northgate or any of the Northgate Subsidiaries on the one hand, and any: (i) officer or director of Northgate or any of the Northgate Subsidiaries; (ii) except as disclosed in the Northgate Disclosure Letter any holder of record or, to the knowledge of Northgate, beneficial owner of five percent or more of the voting securities of Northgate; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(aa)	Pension and Employee Benefits.

(i)

All Northgate Benefit Plans are, and have been, established, registered, qualified, administered, funded and invested in all material respects in accordance with the terms of such Northgate Benefit Plan including the terms of the material documents that support such Northgate Benefit Plan, any applicable collective agreement and all applicable Laws.

(ii)

None of the Northgate Benefit Plans provide for benefit increases or the acceleration of, or an increase in, funding obligations that are contingent upon, or will be triggered by the completion of the transactions contemplated herein.

(iii)	There are no unfunded liabilities in respect of any Northgate Benefit Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable.

(iv)	None of the Northgate Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependents of such employees.

(v)	There is no proceeding, action, suit or claim (other than routine claims for payments of benefits) pending or threatened involving any Northgate Benefit Plan or its assets.

(vi)

Northgate and the Northgate Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Northgate and the Northgate Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Northgate or the Northgate Subsidiaries, as the case may be other than such non- compliance that would not reasonably be expected to have a Material Adverse Effect on Northgate. The Northgate Benefit Plans and all such plans, agreements, policies, programs, arrangements and practices have been disclosed in the Northgate Disclosure Letter.

(vii)

Northgate and Northgate Subsidiaries have no material Liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by Northgate or any of the Northgate Subsidiaries which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(viii)	No Northgate Benefit Plan is a “registered pension plan” as such term is defined in the Tax Act or is a defined benefits plan.

(ix)

Each Northgate Benefit Plan has been operated in accordance with its terms and any contributions required to be made under each Northgate Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Northgate Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Northgate as at and for the fiscal year ended on December 31, 2010, including the notes thereto and the report by Northgate’s auditors thereon.

(bb)

Reporting Status. Northgate is a reporting issuer or its equivalent in each of the provinces and territories of Canada. Northgate’s common stock is registered pursuant to section 12(b) of the 1934 Act, Northgate is subject to the reporting requirements of section 13 of the 1934 Act and Northgate is not in default of its obligations as such. The Northgate Shares are listed on the TSX and NYSE Amex and are not listed or quoted on any other market, and Northgate is in compliance with the applicable listing and corporate governance rules and regulations of the TSX and NYSE Amex.

(cc)

No Cease Trade. Northgate is not subject to any cease trade or other order of the TSX, NYSE Amex, Securities Authority or the SEC, and, to the knowledge of Northgate, no investigation or other proceedings involving Northgate that may operate to prevent or restrict trading of any securities of Northgate are currently in progress or pending before the TSX, NYSE Amex, any Securities Authority or the SEC.

(dd)

Reports. Northgate has filed with the Securities Authorities, the SEC, the TSX, NYSE Amex and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Northgate Documents”). The Northgate Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities, the SEC, the TSX, NYSE Amex or other self-regulatory authority having jurisdiction over Northgate except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Northgate. Northgate has not filed any confidential material change or other report or other document with any Securities Authorities, the SEC, the TSX, NYSE Amex or other self-regulatory authority which at the date hereof remains confidential. None of the Northgate Subsidiaries are required to file any reports or other documents with any of the Securities Authorities, the SEC, the TSX or NYSE Amex.

(ee)

Sarbanes-Oxley Act of 2002. There is and has been no failure on the part of Northgate or any of its directors or officers, in their capacities as such, to comply with any provision of the United States Sarbanes−Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, section 402 related to loans and sections 302 and 906 related to certifications.

(ff)

Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.2(w)), Northgate and the Northgate Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Northgate.

(gg)

No Option on Assets. Except as disclosed in the Northgate Disclosure Letter, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Northgate or the Northgate Subsidiaries of any of the material assets of Northgate or any of the Northgate Subsidiaries other than with Primero or as described or contemplated herein.

(hh)

Certain Contracts. Except as disclosed in the Northgate Disclosure Letter, none of Northgate and the Northgate Subsidiaries is a party to or bound by any non- competition agreement, area of mutual interest agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of Northgate or the Northgate Subsidiaries are conducted; (ii) limit any business practice of Northgate or any of the Northgate Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by Northgate or any of the Northgate Subsidiaries in any material respect.

(ii)

No Broker’s Commission. None of Northgate and the Northgate Subsidiaries has entered into any agreement that would entitle any Person to any valid claim against Primero or any of the Primero Subsidiaries for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement except for the fees and expenses disclosed by Northgate.

(jj)

No Expropriation. No property or asset of Northgate or any of the Northgate Subsidiaries (including any Northgate Property or Northgate Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Northgate, is there any intent or proposal to give any such notice or to commence any such proceeding.

(kk)

Corrupt Practices Legislation. Neither Northgate, any of the Northgate Subsidiaries and affiliates, nor, to the knowledge of Northgate, any of their respective officers, directors or employees acting on behalf of Northgate or any of the Northgate Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Northgate or any of the Northgate Subsidiaries or affiliates to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Laws of similar effect of any other jurisdiction, and to the knowledge of Northgate no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Northgate or any of the Northgate Subsidiaries or affiliates.

(ll)

Vote Required. The only votes of the holders of any class or series of the Northgate Shares, Northgate Options or other securities of Northgate necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is the approval of the Northgate Resolution.

(mm)

Shares. The Northgate Shares to be issued pursuant to the Arrangement and upon exercise of the Primero Options and Primero Warrants will, upon issue, be issued as fully paid and non-assessable Northgate Shares.

(nn)

Information. The information contained or incorporated by reference in the Joint Information Circular relating to Northgate will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make the statements not misleading in light of the circumstances in which they were made.

(oo)	Canadian Status. Northgate is a Canadian within the meaning of the Investment Canada Act (Canada).

(pp)

U.S. Securities Law Matters. Northgate: (i) is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, and (ii) is not registered or required to register as an investment company under the 1940 Act. The issuance of Northgate Shares and Northgate Exchange Options in connection with the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to section 3(a)(10) thereof. Presuming no changes in U.S. Securities Laws subsequent to the date hereof, the resale of the Northgate Shares and Northgate Exchange Options issued under the Arrangement to the Primero Shareholders and Primero Optionholders, respectively, will be exempt from the registration requirements of the 1933 Act, except that Northgate Shares and Northgate Exchange Options held by persons who are “affiliates” (as defined in Rule 144 under the 1933 Act) of Northgate after the Arrangement or who have been affiliates of Northgate within 90 days of the date of completion of the Arrangement may be resold by them only in compliance with the resale provisions of Rule 144 under the 1933 Act or as otherwise permitted under the 1933 Act.

(qq)	Securities Law Filings.

(i)

Northgate has prepared and filed a final Canadian shelf prospectus dated July 2, 2010 (the “Canadian Base Shelf Prospectus”) providing for the offer and sale, from time to time, of up to $250,000,000 of Northgate’s debt securities, common shares, warrants to purchase equity securities, warrants to purchase debt securities, share purchase contracts, share purchase or equity units, subscription receipts, preference shares and units (the “Shelf Securities”) with the Canadian securities regulatory authorities in each of the Canadian Jurisdictions (as defined below), (collectively, the “Canadian Qualifying Authorities”); and a prospectus receipt (a “Receipt”) has been issued by or on behalf of each of the Canadian Qualifying Authorities for the Canadian Base Shelf Prospectus. The term “Canadian Jurisdictions” means each of the provinces of Canada, except Quebec. The Receipt was issued in accordance with the rules and procedures established under all applicable securities laws in each of the Canadian Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements and instruments of the Canadian Qualifying Authorities (“Canadian Securities Laws”). No order suspending the distribution of any securities of Northgate has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or are pending or, to the knowledge of Northgate, are contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with. The Canadian Base Shelf Prospectus complies in all material respects with Canadian Securities Laws.

(ii)

Northgate has filed with the SEC a registration statement under the 1933 Act on Form F-10 (File No. 333-167487) (which registration statement, together with all exhibits thereto, is referred to herein as the “U.S. Registration Statement”), in respect of the Shelf Securities and such U.S. Registration Statement, and any post-effective amendment thereto, has been declared effective by the SEC; and no stop order suspending the effectiveness of such U.S. Registration Statement or any part thereof has been issued and, to the knowledge of Northgate, no proceeding for that purpose has been initiated or threatened by the SEC, and no notice of objection of the SEC to the use of such U.S. Registration Statement or any post-effective amendment thereto has been received by Northgate. The base prospectus filed as part of such U.S. Registration Statement, in the form in which it has most recently been filed with the SEC on or prior to the date of this Agreement, is hereinafter called the “U.S. Base Prospectus”. The U.S. Registration Statement and the U.S. Base Prospectus comply in all material respects with the applicable provisions of the 1933 Act.

(iii)	Northgate meets the general eligibility requirements for use of Form F-10 under the 1933 Act and is eligible to file a short form prospectus under NI 44-101.

3.3       Primero Disclosure Letter

     The Parties acknowledge and agree that Primero has delivered to Northgate the Primero Disclosure Letter, which has been accepted by Northgate and which sets forth all material modifications to the representations and warranties made by Primero in section 3.1 hereof.

3.4       Northgate Disclosure Letter

     The Parties acknowledge and agree that Northgate has delivered to Primero the Northgate Disclosure Letter, which has been accepted by Primero and which sets forth all material modifications to the representations and warranties made by Northgate in section 3.2 hereof.

3.5       Survival of Representations and Warranties

     The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date.

ARTICLE 4

 COVENANTS

4.1       Covenants of Primero

     Subject to sections 6.1 and 6.2, Primero hereby covenants and agrees with Northgate as follows:

(a)

Interim Order. As soon as practicable but in any event no later than August 29, 2011, Primero shall file, proceed with and diligently pursue an application to the Court for the Interim Order on terms and conditions acceptable to Northgate acting reasonably.

(b)	Primero Meeting. In a timely and expeditious manner, Primero shall:

	(i)	forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Primero;

(ii)

collaboratively together with Northgate, prepare and file the Joint Information Circular (which shall be in a form satisfactory to each of the Parties and their respective legal counsel acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Joint Information Circular is required to be filed and mail the Joint Information Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Joint Information Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by Northgate. Such Joint Information Circular will include information in sufficient detail to permit the Primero Shareholders and the Northgate Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Primero Meeting or Northgate Meeting, as applicable, and to allow Northgate to rely upon the exemption from registration provided by section 3(a)(10) of the 1933 Act with respect to the issue of the Northgate Shares and Northgate Exchange Options to the Primero Shareholders and Primero Optionholders, respectively, as part of completion of the Arrangement;

(iii)

subject to the terms of this Agreement, Primero shall: (A) take all commercially reasonable lawful action to solicit proxies in favour of the Primero Resolution and the Primero Shareholder Approval, including, without limitation, retaining a proxy solicitation agent to solicit in favour of the Primero Resolution; (B) recommend to all Primero Shareholders that they vote in favour of this Agreement and the Arrangement and the Primero Resolution and the other transactions contemplated hereby or thereby; (C) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Northgate such recommendation or the approval, recommendation or declaration of advisability of the Primero Board (a “Change in Primero Recommendation”), it being understood that failing to affirm the approval or recommendation of the Primero Board of the transactions contemplated herein after a Primero Acquisition Proposal has been publicly announced shall be considered an adverse modification except as expressly permitted by sections 6.1 and 6.2 hereof; and (D) include in the Joint Information Circular a statement that, subject to applicable Law, each director and officer of Primero intends to vote all of such Person’s Primero Shares and securities in favour of the Primero Resolution;

(iv)

convene and conduct the Primero Meeting in accordance with Primero’s constating documents and applicable Laws as soon as reasonably practicable and in any event no later than September 30, 2011. Primero shall use its commercially reasonable efforts to schedule the Primero Meeting on the same day as the Northgate Meeting;

(v)	provide notice to Northgate of the Primero Meeting and allow representatives of Northgate to attend the Primero Meeting;

(vi)

at the reasonable request of Northgate from time to time Primero shall provide Northgate with a list (in both written and electronic form) of the registered Primero Shareholders, together with their addresses and respective holdings of Primero Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Primero to acquire Primero Shares (including holders of Primero Options and Primero Warrants) and a list of non-objecting beneficial owners of Primero Shares, together with their addresses and respective holdings of Primero Shares. Primero shall from time to time require that its registrar and transfer agent furnish Northgate with such additional information, including updated or additional lists of Primero Shareholders and lists of holdings and other assistance as Northgate may reasonably request;

(vii)

provide Northgate with information on the proxies received and the Primero Shareholder votes on the Primero Resolution on a daily basis commencing at least ten Business Days before the date of the Primero Meeting to the extent that such information is available to Primero;

(viii)	conduct the Primero Meeting in accordance with the Interim Order, the BCBCA, the articles of Primero and as otherwise required by applicable Laws; and

(ix)	take all such actions as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(c)

Adjournment. Subject to subsection 6.2(f), Primero shall not adjourn, postpone or cancel the Primero Meeting (or propose to do so), except: (i) in the case of an adjournment, if quorum is not present at the Primero Meeting; (ii) if required by applicable Laws; (iii) if required by the Primero Shareholders at the Primero Meeting; (iv) if otherwise agreed with Northgate; or (v) if required by the Court.

(d)

Information for Joint Information Circular. In a timely and expeditious manner, Primero shall provide to Northgate all information as may be reasonably requested by Northgate or as required by applicable Laws with respect to Primero and its businesses and properties for inclusion in the Joint Information Circular or in any amendment or supplement to the Joint Information Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Primero required to be disclosed in the Joint Information Circular (including any pro forma financial statements) and not containing any misrepresentation (as defined under applicable Laws) with respect thereto. Primero shall use commercially reasonable efforts to obtain consents of auditors and other advisors to use financial, technical or expert information in the Joint Information Circular and fully cooperate with Northgate in the preparation of the Joint Information Circular and shall provide such assistance as Northgate may reasonably request in connection therewith.

(e)

Dissent Rights. Primero shall provide Northgate with a copy of any purported exercise of the Dissent Rights and written communications with such Primero Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior written consent of Northgate.

(f)

Amendments to Joint Information Circular. In a timely and expeditious manner, Primero and Northgate shall collaboratively prepare and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Joint Information Circular (which amendments or supplements shall be in a form satisfactory to Northgate, acting reasonably) with respect to each of the Northgate Meeting and the Primero Meeting, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(g)

Final Order. Subject to the approval of the Arrangement at the Primero Meeting in accordance with the provisions of the Interim Order, Primero shall forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the Parties hereto, acting reasonably and diligently take steps to ensure that the Final Order hearing is held within three Business Days of the Primero Meeting.

(h)	Compliance with Orders. Primero shall forthwith carry out the terms of the Interim Order and the Final Order.

(i)

Copy of Documents. Primero shall furnish promptly to Northgate a copy of any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(j)

Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Primero shall, and shall cause the Primero Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(k)

Certain Actions Prohibited. Other than as disclosed in the Primero Disclosure Letter, or in contemplation of, as required to give effect to the transactions contemplated by this Agreement or as permitted under this Agreement, Primero shall not, without the prior written consent of Northgate, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or cause any of the Primero Subsidiaries to do, any of the following, except where to do so would be in the ordinary course of business and consistent with past practice, or except where refraining from taking any such action, or seeking the consent of Northgate, as the case may be, would be contrary to applicable Laws:

(i)

issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, or permit any of the Primero Subsidiaries to issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, any shares or other securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Primero or any of the Primero Subsidiaries, other than the issue of Primero Shares pursuant to the valid exercise of the Primero Options and Primero Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof, the conversion by Primero or the Primero Major Shareholder of the Primero Convertible Note, or the exercise of the Primero Broker Warrants;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease, encumber or otherwise dispose of, or permit any of the Primero Subsidiaries to sell, lease, encumber or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing except where to do so would not have a Material Adverse Effect;

(iii)

amend or propose to amend the articles, notice of articles or by-laws or their equivalent of Primero or any of the Primero Subsidiaries or any of the terms of the Primero Options and Primero Warrants as they exist at the date of this Agreement;

(iv)

reduce its stated capital, or split, combine or reclassify any of the shares or other securities of Primero or any of the Primero Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Primero Shares or the shares of any of the Primero Subsidiaries;

(v)

redeem, purchase or offer to purchase, or permit any of the Primero Subsidiaries to redeem, purchase or offer to purchase, any Primero Shares and, other than pursuant to the Primero Stock Option Plan, any other securities or rights under existing contracts, agreements and commitments;

(vi)

neither Primero nor any of the Primero Subsidiaries will adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;

(vii)

acquire or agree to acquire any corporation, partnership (or other entity or material interest therein) or division of any corporation or other entity, or permit any of the Primero Subsidiaries to acquire or agree to acquire any corporation, partnership or other entity (or material interest therein) or division of any corporation or other entity;

(viii)

(A) satisfy or settle any claim, dispute, Liability or obligation that is not in the ordinary course of business except such as have been included in the consolidated financial statements of Primero delivered to Northgate and which are, individually or in the aggregate, in an amount in excess of $500,000 or which constitutes a claim, dispute, Liability or obligation between Primero and any of the Primero Subsidiaries or between Primero Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $500,000; (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes; (D) enter into or renew any lease, license or other binding obligation of Primero or any of the Primero Subsidiaries (1) containing (a) any limitation or restriction on the ability of Primero or any of the Primero Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Northgate Subsidiaries to engage in any type of activity or business, (b) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Primero or any of the Primero Subsidiaries or following consummation of the transactions contemplated hereby, all or any portion of the business Northgate or any of the Northgate Subsidiaries, is or would be conducted, or (c) any limit or restriction on the ability of Primero or any of the Primero Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Northgate or any of the Northgate subsidiaries, to solicit customers or employees, or (2) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement; or (E) except as provided or in Primero’s budget, not enter into or renew any agreement, contract, lease, license or other binding obligation of Primero or any of the Primero Subsidiaries that is not in the ordinary course of business not terminable within thirty (30) days of the Effective Date without payment by Northgate or any of the Northgate Subsidiaries that involves or would reasonably be expected to involve payments in excess of $500,000 in the aggregate over the term of the contract;

(ix)

(A) acquire any material assets; (B) incur any indebtedness for borrowed money or any other material Liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except inter-company guarantees and inter-company loans and advances; (C) authorize, recommend or propose any release or relinquishment of any material contractual right; (D) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material Authorization, lease, contract, agreement, government land concession or other material legal rights, claims or document; (E) enter into or terminate any hedges, swaps or other similar financial instruments or transactions, except for the settlement of silver call option contracts in existence as of the date of this Agreement; (F) enter into any financial agreements with its directors or officers or their respective affiliates; or (G) authorize, propose, permit or agree to any of the above;

(x)

initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the Primero Property or the Primero Mineral Rights) without the prior consent of Northgate such consent not to be unreasonably withheld, and further agrees to provide Northgate with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication;

(xi)

enter into, or cause any Primero Subsidiaries to enter into, new material commitments of a capital expenditure nature or incur any new material contingent liabilities other than: (A) ordinary course expenditures; (B) expenditures required by Laws; (C) expenditures made in connection with transactions contemplated in this Agreement; and (D) capital expenditures required to prevent the occurrence of a Material Adverse Effect;

(xii)

create any new obligations or liabilities or modify or in any manner amend any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and usual course of business;

(xiii)

adopt or amend or make any contribution to the Primero Benefit Plan, the Primero Stock Option Plan, Primero Warrant Indenture or any other bonus, profit sharing, option, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(xiv)

take actions or fail to take any action that could reasonably be expected to be prejudicial to Northgate’s interest in the business, property or assets of Primero or any of the Primero Subsidiaries following the closing of the Arrangement; or

(xv)

except as required by Canadian GAAP, or any other generally accepted accounting principle to which any of the Primero Subsidiaries may be subject, or any applicable Laws, make any changes to the existing accounting policies of Primero or any of the Primero Subsidiaries or make any material tax election inconsistent with past practice other than as contemplated in this Agreement.

(l)

Employment Arrangements. Other than in the ordinary course of business and as disclosed in the Primero Disclosure Letter, Primero shall not, without the prior written consent of Northgate, and shall cause the Primero Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Primero or any of the Primero Subsidiaries. Notwithstanding the foregoing, Primero shall use commercially reasonable efforts to have any of its employees who have contractual or other entitlements triggered by a change of control, and who will continue as employees of Northgate as of the Effective Time, agree to settle those rights at the Effective Time in exchange for similar rights granted to them by Northgate in the event of a change of control of Northgate.

(m)

Insurance. Primero shall use commercially reasonable efforts, and shall cause the Primero Subsidiaries to use commercially reasonable efforts, to cause their respective current insurance (and reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(n)

Mineral Rights and Properties. Except as disclosed in the Primero Disclosure Letter, Primero shall use commercially reasonable efforts to maintain and preserve all of its rights under each of the Primero Mineral Rights and Primero Properties and under each of its Authorizations.

(o)	Certain Actions. Primero shall:

(i)

not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Primero in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Primero;

(ii)

promptly notify Northgate of: (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Primero; and (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated); and

	(iii)	use commercially reasonable efforts to cause the Primero Management/Director Parties to enter into the Primero Management/Director Parties Support Agreement.

(p)

No Compromise. Primero shall not, and shall cause the Primero Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Primero in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Northgate.

(q)

Contractual Obligations. Except as disclosed in the Primero Disclosure Letter, without the prior written agreement of Northgate, Primero shall not, and shall cause the Primero Subsidiaries not to, enter into, renew or modify in any material respect any material contract, agreement, lease, commitment or arrangement to which Primero or any of the Primero Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect on Primero.

(r)

Satisfaction of Conditions. Subject to section 6.1, Primero shall use commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using commercially reasonable efforts to:

	(i)	obtain the Primero Shareholder Approval for the Arrangement in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)

obtain all other consents, approvals and authorizations as are required to be obtained by Primero or any of the Primero Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Primero;

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any Party hereto before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby;

(v)	obtain all third party consents and approvals and give any notices required under any of the material contracts;

(vi)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Primero; and

(vii)

cooperate with Northgate in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Primero to pay or cause to be paid any monies to cause such performance to occur.

(s)

Keep Fully Informed. Subject to applicable Laws, Primero shall use commercially reasonable efforts to conduct itself so as to keep Northgate fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(t)

Cooperation. Primero shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(u)

Representations. Primero shall use commercially reasonable efforts to conduct its affairs and to cause the Primero Subsidiaries to conduct their affairs so that all of the representations and warranties of Primero contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(v)	Taxes. Except as disclosed in the Primero Disclosure Letter, Primero and each of the Primero Subsidiaries shall:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)

in a timely manner withhold, collect, remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)	not make or rescind any material express or deemed election relating to Taxes, except with the consent of Northgate, such consent not to be unreasonably withheld;

(iv)

not make a request for a Tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes, except with the consent of Northgate, such consent not to be unreasonably withheld;

(v)

not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except with the consent of Northgate, such consent not to be unreasonably withheld; and

(vi)

not undertake any reorganization of Primero and the Primero Subsidiaries, or enter into any transaction or series of transactions, that may have the effect of preventing Northgate from obtaining a full tax basis “bump” pursuant to paragraph 88(i)(d) of the Tax Act in respect of Primero’s non- depreciable capital properties owned on July 11, 2011.

(w)

Primero shall cooperate as necessary to ensure that the issuance of Northgate Shares and Northgate Exchange Options pursuant to the Arrangement is exempt from the registration requirements of the 1933 Act pursuant to section 3(a)(10) thereof and all applicable state securities laws in reliance upon similar exemptions therefrom.

(x)

Primero shall cooperate as necessary to ensure that the Northgate Shares to be issued pursuant to the Arrangement are listed on the TSX and NYSE Amex, and the Northgate Shares issuable pursuant to section 4.4 and section 4.5 of this Agreement are approved for listing on the TSX and NYSE Amex upon issuance.

(y)

Primero shall take all steps necessary to exercise its option to convert the Primero Convertible Note into Primero Shares in accordance with the provisions of subsection 3.1(b) et. seq. of the Primero Convertible Note.

(z)

Primero shall cooperate as necessary to enable Northgate to complete the registration of the Northgate Warrant Shares and, to the extent Northgate chooses to register such Northgate Shares under the 1933 Act, the Northgate Shares issuable pursuant to section 4.4 and section 4.5 under the 1933 Act.

4.2       Covenants of Northgate

     Subject to sections 6.3 and 6.4, Northgate hereby covenants and agrees with Primero as follows:

(a)

Proceedings. In a timely and expeditious manner, Northgate shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the Northgate Shares and any other securities contemplated pursuant to section 3.1 of the Plan of Arrangement) and the Final Order to be taken or done by Northgate.

(b)	Northgate Meeting. In a timely and expeditious manner, Northgate shall:

(i)

collaboratively together with Primero, prepare and file the Joint Information Circular (which shall be in a form satisfactory to each of the Parties and their respective legal counsel acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Joint Information Circular is required to be filed and mail the Joint Information Circular, in accordance with all applicable Laws, in and to all jurisdictions where the Joint Information Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by Primero. Such Joint Information Circular will include information in sufficient detail to permit the Primero Shareholders and the Northgate Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Primero Meeting, or Northgate Meeting, as applicable, and to allow Northgate to rely upon the exemption from registration provided by section 3(a)(10) of the 1933 Act with respect to the issue of the Northgate Shares and Northgate Exchange Options to the Primero Shareholders and Primero Optionholders, respectively, as part of completion of the Arrangement;

(ii)

subject to the terms of this Agreement, Northgate shall: (A) take all commercially reasonable lawful action to solicit proxies in favour of the Northgate Resolution, including, without limitation, retaining a proxy solicitation agent to solicit in favour of the Northgate Resolution; (B) recommend to all Northgate Shareholders that they vote in favour of the Northgate Resolution; (C) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Primero such recommendation or the approval, recommendation or declaration of advisability of the Northgate Board (a “Change in Northgate Recommendation”), it being understood that failing to affirm the approval or recommendation of the Northgate Board of the transactions contemplated herein after a Northgate Acquisition Proposal has been publicly announced shall be considered an adverse modification except as expressly permitted by sections 6.3 and 6.4 hereof; and (D) include in the Joint Information Circular a statement that each director and officer of Northgate intends to vote all of such Person’s Northgate Shares and securities in favour of the Northgate Resolution;

(iii)

convene and conduct the Northgate Meeting in accordance with Northgate’s constating documents and applicable Laws as soon as reasonably possible and in any event no later than September 30, 2011. Northgate shall use its commercially reasonable efforts to schedule the Northgate Meeting on the same day as the Primero Meeting;

(iv)	provide notice to Primero of the Northgate Meeting and allow representatives of Primero to attend the Northgate Meeting;

(v)

at the reasonable request of Primero from time to time Northgate shall provide Primero with a list (in both written and electronic form) of the registered Northgate Shareholders, together with their addresses and respective holdings of Northgate Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Northgate to acquire Northgate Shares (including holders of Northgate Options) and a list of non-objecting beneficial owners of Northgate Shares, together with their addresses and respective holdings of Northgate Shares. Northgate shall from time to time require that its registrar and transfer agent furnish Primero with such additional information, including updated or additional lists of Northgate Shareholders and lists of holdings and other assistance as Primero may reasonably request;

(vi)

provide Primero with information on the proxies received and the Northgate Shareholders votes on the Northgate Resolution on a daily basis commencing at least ten Business Days before the date of the Northgate Meeting to the extent that such information is available to Northgate; and

(vii)	conduct the Northgate Meeting in accordance with the BCBCA, the articles of Northgate and as otherwise required by applicable Laws.

(c)

Adjournment. Subject to section 6.4(f), Northgate shall not adjourn, postpone or cancel the Northgate Meeting (or propose to do so), except: (i) in the case of an adjournment, if quorum is not present at the Northgate Meeting; (ii) if required by applicable Laws; (iii) if required by the Northgate Shareholders at the Northgate Meeting; or (iv) if otherwise agreed with Primero.

(d)

Amendments to Joint Information Circular. In a timely and expeditious manner, collaboratively together with Primero, prepare and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Joint Information Circular (which amendments or supplements shall be in a form satisfactory to the Parties, acting reasonably) with respect to each of the Northgate Meeting and the Primero Meeting in accordance with the Interim Order and mail such amendments or supplements, in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(e)

Information for Joint Information Circular. In a timely and expeditious manner, Northgate shall provide all information as may be reasonably requested by Primero or as required by the Interim Order or applicable Laws with respect to Northgate and its businesses and properties for inclusion in the Joint Information Circular or in any amendment or supplement to the Joint Information Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Northgate required to be disclosed in the Joint Information Circular and not containing any misrepresentation (as defined under applicable Laws) with respect thereto. Northgate shall use commercially reasonable efforts to obtain consents of auditors and other advisors to use financial, technical or expert information in the Joint Information Circular and fully cooperate with Primero in the preparation of the Joint Information Circular and shall provide such assistance as Primero may reasonably request in connection therewith.

(f)

Copy of Documents. Northgate shall furnish promptly to Primero a copy of any filing under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(g)

Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Northgate shall, and shall cause the Northgate Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(h)

Certain Actions Prohibited. Other than as disclosed in the Northgate Disclosure Letter, or in contemplation of, as required to give effect to the transactions contemplated by this Agreement or as permitted under this Agreement, Northgate shall not, without the prior written consent of Primero, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or cause any of the Northgate Subsidiaries to do, any of the following, except where to do so would be in the ordinary course of business and consistent with past practice, or except where refraining from taking any such action, or seeking the consent of Primero, as the case may be, would be contrary to applicable Laws:

(i)

issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, or permit any of the Northgate Subsidiaries to issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, any shares or other securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Northgate or any of the Northgate Subsidiaries, other than the issue of Northgate Shares pursuant to the valid exercise of the Northgate Options issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease, encumber or otherwise dispose of, or permit any of the Northgate Subsidiaries to sell, lease, encumber or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing except where to do so would not have a Material Adverse Effect;

(iii)	amend or propose to amend the articles, notice of articles or by-laws or their equivalent of Northgate or any of the Northgate Subsidiaries as they exist at the date of this Agreement;

(iv)

reduce its stated capital, or split, combine or reclassify any of the shares or other securities of Northgate or any of the Northgate Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Northgate Shares or the shares of any of the Northgate Subsidiaries;

(v)

redeem, purchase or offer to purchase, or permit any of the Northgate Subsidiaries to redeem, purchase or offer to purchase, any Northgate Shares and, other than pursuant to the Northgate Stock Option Plan, any other securities or rights under existing contracts, agreements and commitments;

(vi)

neither Northgate nor any of the Northgate Subsidiaries will adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;

(vii)

acquire or agree to acquire any corporation, partnership (or other entity or material interest therein) or division of any corporation or other entity, or permit any of the Northgate Subsidiaries to acquire or agree to acquire any corporation, partnership or other entity (or material interest therein) or division of any corporation or other entity;

(viii)

(A) satisfy or settle any claim, dispute, Liability or obligation that is not in the ordinary course of business except such as have been included in the consolidated financial statements of Northgate delivered to Primero and which are, individually or in the aggregate, in an amount in excess of $500,000 or which constitutes a claim, dispute, Liability or obligation between Northgate and any of the Northgate Subsidiaries or between Northgate Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $500,000; (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes; (D) enter into or renew any lease, license or other binding obligation of Northgate or any of the Northgate Subsidiaries (1) containing (a) any limitation or restriction on the ability of Northgate or any of the Northgate Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Primero Subsidiaries to engage in any type of activity or business, (b) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Northgate or any of the Northgate Subsidiaries or following consummation of the transactions contemplated hereby, all or any portion of the business Primero or any of the Primero Subsidiaries, is or would be conducted, or (c) any limit or restriction on the ability of Northgate or any of the Northgate Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Primero or any of the Primero Subsidiaries, to solicit customers or employees, or (2) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement; or (E) except as provided or in the Budget, not enter into or renew any agreement, contract, lease, license or other binding obligation of Northgate or any of the Northgate Subsidiaries that is not in the ordinary course of business not terminable within thirty (30) days of the Effective Date without payment by Primero or any of the Primero Subsidiaries that involves or would reasonably be expected to involve payments in excess of $500,000 in the aggregate over the term of the contract;

(ix)

(A) acquire any material assets; (B) incur any indebtedness for borrowed money or any other material Liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except inter-company guarantees and inter-company loans and advances; (C) authorize, recommend or propose any release or relinquishment of any material contractual right; (D) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material Authorization, lease, contract, agreement, government land concession or other material rights, claims or document; (E) enter into or terminate any hedges, swaps or other similar financial instruments or transactions; (F) enter into any financial agreements with its directors or officers or their respective affiliates; or (G) authorize, propose, permit or agree to any of the above;

(x)

initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the Northgate Property or the Northgate Mineral Rights) without the prior consent of Northgate such consent not to be unreasonably withheld, and further agrees to provide Northgate with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication;

(xi)

enter into, or cause any Northgate Subsidiaries to enter into, new material commitments of a capital expenditure nature or incur any new material contingent liabilities other than: (A) ordinary course expenditures, including expenditures required to proceed with the development of and construction of the proposed pipeline; (B) expenditures required by Laws; (C) expenditures made in connection with transactions contemplated in this Agreement; and (D) capital expenditures required to prevent the occurrence of a Material Adverse Effect;

(xii)

create any new obligations or liabilities or modify or in any manner amend any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and usual course of business;

(xiii)

adopt or amend or make any contribution to the Northgate Benefit Plan, the Northgate Stock Option Plan or to any other bonus, profit sharing, option, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(xiv)

take actions or fail to take any action that could reasonably be expected to be prejudicial to Primero’s interest in the business, property or assets of Northgate or any of the Northgate Subsidiaries following the closing of the Arrangement; or

(xv)

except as required by Canadian GAAP, or any other generally accepted accounting principle to which any of the Northgate Subsidiaries may be subject, or any applicable Laws, make any changes to the existing accounting policies of Northgate or any of the Northgate Subsidiaries or make any material tax election inconsistent with past practice other than as contemplated in this Agreement.

(i)

Employment Arrangements. Other than in the ordinary course of business and as disclosed in the Northgate Disclosure Letter, Northgate shall not, without the prior written consent of Primero, and shall cause the Northgate Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Northgate or any of the Northgate Subsidiaries.

(j)

Continuing Primero Employees. Northgate shall, in respect of employees of Primero who have contractual or other entitlements triggered by a change of control, and who will continue as employees of Northgate as of the Effective Time, grant such employees similar rights in the event of a change of control of Northgate.

(k)

Insurance. Northgate shall use commercially reasonable efforts, and shall cause the Northgate Subsidiaries to use commercially reasonable efforts, to cause their respective current insurance (and reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(l)

Mineral Rights and Properties. Northgate shall use commercially reasonable efforts to maintain and preserve all of its rights under each of the Northgate Mineral Rights and Northgate Properties and under each of its Authorizations.

(m)	Certain Actions. Northgate shall:

(i)

not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Northgate in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that would or could have a Material Adverse Effect on Northgate;

(ii)

promptly notify Primero of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Northgate, and (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated); and

	(iii)	use commercially reasonable efforts to cause the Northgate Management/Director Parties to enter into the Northgate Support Agreement.

(n)

No Compromise. Northgate shall not, and shall cause the Northgate Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Northgate in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Primero.

(o)

Contractual Obligations. Without the prior written agreement of Primero, Northgate shall not, and shall cause the Northgate Subsidiaries not to, enter into, renew or modify in any material respect any material contract, agreement, lease, commitment or arrangement to which Northgate or any of the Northgate Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect on Northgate.

(p)

Satisfaction of Conditions. Subject to section 6.3, Northgate shall use commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using commercially reasonable efforts to:

(i)

obtain the approval of the Northgate Shareholders with respect to the Northgate Resolution in accordance with the provision of the TSX rules and the requirements of any applicable regulatory authority;

(ii)

obtain all consents, approvals and authorizations as are required to be obtained by Northgate or any of the Northgate Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Northgate;

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

	(v)	cause the issuance of the Northgate Shares and Northgate Exchange Options pursuant to the Arrangement to be exempted from registration under the 1933 Act pursuant to section 3(a)(10) thereof;

(vi)

cause the Northgate Shares to be issued pursuant to the Arrangement to be listed on the TSX and NYSE Amex and the Northgate Shares issuable pursuant to section 4.4 and section 4.5 of this Agreement to be approved for listing on the TSX and NYSE Amex upon issuance;

	(vii)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by it, and

(viii)

cooperate with Primero in connection with the performance by Primero of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Northgate to pay or cause to be paid any monies to cause such performance to occur.

(q)

Keep Fully Informed. Subject to applicable Laws, Northgate shall use commercially reasonable efforts to conduct itself so as to keep Primero fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(r)

Cooperation. Northgate shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(s)

Representations. Northgate shall use commercially reasonable efforts to conduct its affairs and to cause the Northgate Subsidiaries to conduct their affairs so that all of the representations and warranties of Northgate contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(t)	Taxes. Northgate and each of the Northgate Subsidiaries shall:

	(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)

in a timely manner withhold, collect, remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be withheld, collected, remitted or paid by it to the extent due and payable;

	(iii)	not make or rescind any material express or deemed election relating to Taxes, except with the consent of Primero, such consent not to be unreasonably withheld;

(iv)

except as disclosed in the Northgate Disclosure Letter, not make a request for a Tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes, except with the consent of Primero, such consent not to be unreasonably withheld;

(v)

except as disclosed in the Northgate Disclosure Letter, not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except with the consent of Primero, such consent not to be unreasonably withheld; and

(vi)

not change any of its methods of accounting for income Tax purposes from those employed in the preparation of its income Tax Returns for the taxation year ended December 31, 2010, except as may be required by applicable Laws.

(u)

Shares. Northgate will issue, at the Effective Time, Northgate Shares, in accordance with the terms of the Plan of Arrangement, to those Primero Shareholders who are entitled to receive Northgate Shares pursuant to the Arrangement.

(v)	Registration of Northgate Warrant Shares.

(i)

Northgate shall file with the Canadian Qualifying Authorities as soon as possible after the closing of the Arrangement, and in any event no later than one Business Day following the closing of the Arrangement, a prospectus supplement in accordance with the procedures set out in NI 44- 102 as required to qualify the issuance of the Northgate Warrant Shares issuable upon exercise of the Primero Warrants (the “Canadian Warrant Shares Supplement”). The Canadian Base Shelf Prospectus together with the Canadian Warrant Shares Supplement is hereinafter referred to as the “Canadian Prospectus”. The Canadian Prospectus will comply in all material respects with Canadian Securities Laws.

(ii)

Northgate shall use its commercially reasonable efforts to file with the SEC (i) as soon as possible upon the filing of the Canadian Warrant Shares Supplement, and in any event within one Business Day after the Canadian Warrant Shares Supplement is filed with the Canadian Qualifying Authorities, pursuant to General Instruction II.L of Form F-10 or any successor form thereto, a prospectus supplement to the U.S. Registration Statement as required to register the issuance of the Northgate Warrant Shares issuable upon exercise of the Primero Warrants (the “U.S. Warrant Shares Supplement”) or (ii) a registration statement (the “New U.S. Registration Statement”) and a prospectus supplement to the New U.S. Registration Statement to register the issuance of the Northgate Warrant Shares issuable upon exercise of the Primero Warrants (the “New U.S. Warrant Shares Supplement”). The U.S. Base Prospectus, as amended and supplemented by the U.S. Warrant Shares Supplement, is hereinafter referred to as the “U.S. Prospectus”. The base prospectus filed as part of the New U.S. Registration Statement, as amended and supplemented by the New U.S. Warrant Shares Supplement, is hereinafter referred to as the “New U.S. Prospectus”. The U.S. Prospectus or the New U.S. Prospectus, as the case may be, will comply in all material respects with the applicable provisions of the 1933 Act. The U.S. Warrant Shares Supplement or the New U.S. Warrant Shares Supplement, as the case may be, will conform in all material respects to the Canadian Warrant Shares Supplement, except for such deletions therefrom and additions thereto as are permitted or required by the applicable SEC form or the 1933 Act. Northgate shall use its commercially reasonable efforts to maintain the effectiveness of the U.S. Registration Statement, the New U.S. Registration Statement or another shelf registration statement, as the case may be, providing for the registration of the issuance of the Northgate Warrant Shares issuable upon exercise of the Primero Warrants from the time at which the SEC declares such registration statement effective until August 6, 2015, or such earlier date on which the Primero Warrants terminate or otherwise expire or all Primero Warrants have been exercised. Notwithstanding the foregoing, Northgate may postpone for up to 30 Business Days the filing or effectiveness of the U.S. Warrant Shares Supplement, the New U.S. Registration Statement or the New U.S. Warrant Shares Supplement if Northgate's board of directors determines in its reasonable good faith judgment that such filing or request for effectiveness would (i) materially interfere with a significant acquisition, corporate organization or other similar transaction involving Northgate or any of its subsidiaries (other than the Arrangement); (ii) require premature disclosure of material information that Northgate or any of its subsidiaries has a bona fide business purpose for preserving as confidential; or (iii) render Northgate unable to comply with any applicable requirements under U.S. securities laws.

4.3       Regulatory Approvals

As soon as practicable, Northgate and Primero each shall:

(a)

make the necessary filings with the TSX and NYSE Amex with respect to the issuance of the Northgate Shares to be issued pursuant to the Arrangement and the Northgate Shares to be issuable pursuant to section 4.4. and section 4.5 of this Agreement;

(b)	make the necessary filings with the Mexican Federal Competition Commission; and

(c)	file comparable merger notification forms required by the merger notification or control Laws of any other applicable jurisdiction, which Northgate and Primero reasonably determine to be necessary.

     Northgate and Primero each shall promptly:

(d)	supply the other with any information which may be required in order to effectuate such filings; and

(e)	supply any additional information which reasonably may be required by the competition or merger control authorities of any other jurisdiction.

Neither Party shall attend any meetings, whether in Person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement, unless it provides the other Party with a reasonable opportunity to attend such meetings.

4.4       Primero Options

(a)

Northgate covenants that, as soon as practicable following the Effective Time, in accordance with the terms of the Plan of Arrangement, it will exchange the Primero Options for Northgate Exchange Options.

(b)	Northgate shall take any and all corporate action necessary to reserve for issuance a sufficient number of Northgate Shares for delivery upon the exercise of the Northgate Exchange Options.

4.5       Primero Share Commitments

Northgate covenants that:

(a)	after the Effective Time,

	(i)	subject to applicable securities Laws, in accordance with the terms of the Primero Warrant Indenture, on exercise of Primero Warrants it will issue Northgate Warrant Shares,

	(ii)	subject to applicable securities Laws, it will issue Northgate Shares in satisfaction of the share issuances referenced in Schedule 3.1(c)(iv) of the Primero Disclosure Letter,

	(iii)	subject to applicable securities Laws, it will issue Northgate Shares in satisfaction of the conversion obligations set out in section 3.1(a) of the Primero Convertible Note,

	(iv)	subject to applicable securities Laws, in accordance with the terms of the Primero Broker Warrants, on exercise of Primero Broker Warrants it will issue Northgate Shares, and

	(v)	it will use commercially reasonable efforts to maintain the listing of the Primero Warrants on the TSX for the balance of their term or until all Primero Warrants have been exercised; and

(b)

by the Effective Time it will have signed all required documents, including supplemental warrant indentures, and taken all corporate action necessary to provide for the issue of a sufficient number of Northgate Shares for delivery in satisfaction of the obligations set out in this section.

4.6       Indemnification and Insurance

(a)

Northgate hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Primero and the Primero Subsidiaries provided in the current articles or by-laws of Primero or any of the Primero Subsidiaries, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Primero and any of the Primero Subsidiaries shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date and Northgate undertakes to ensure that this covenant shall remain binding upon its successor and assigns, provided that the costs of any such coverage shall not exceed 200% of Primero’s current annual aggregate premium for policies.

(b)

Primero shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Primero Subsidiaries for the purpose of this section 4.6 and this section 4.6 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Northgate by the Persons described in subsection (a) hereof.

ARTICLE 5

CONDITIONS

5.1       Mutual Conditions

     The respective obligations of Primero and Northgate to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a)

the Interim Order shall have been granted in form and substance satisfactory to the Parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties hereto, acting reasonably, on appeal or otherwise;

(b)

the Primero Shareholder Approval shall have been obtained at the Primero Meeting held in accordance with the provisions of BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(c)

the approval of the Northgate Shareholders with respect to the Northgate Resolution shall have been obtained in accordance with the provision of the TSX rules and the requirements of any other applicable regulatory authority;

(d)

the Court will have determined that the issuance of the Northgate Shares and Northgate Exchange Options to the Primero Shareholders and Primero Optionholders, respectively, pursuant to the Arrangement is fair to the Primero Shareholders and Primero Optionholders prior to issuing the Final Order and the Final Order shall state that the Arrangement is approved as being fair to the Primero Shareholders and Primero Optionholders and will otherwise have been granted in form and substance satisfactory to the Parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise. In addition, the Final Order shall include a statement to substantially the following effect:

“This Order will serve as the basis of a claim to an exemption pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended (the “1933 Act”), from the registration requirements otherwise imposed by such 1933 Act, regarding the distribution of securities of Northgate Minerals Corporation pursuant to the Plan of Arrangement”;

(e)

there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Primero or Northgate;

(f)

(A) the TSX and NYSE Amex shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Northgate Shares to be issued pursuant to the Arrangement and the Northgate Shares which will be issuable pursuant to section 4.4 and section 4.5 of this Agreement after the Effective Date and (B) the TSX shall have, if required, accepted notice for filing of all transactions of Primero and Northgate contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX;

(g)

(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Arrangement including, without limitation, the Laws of any jurisdiction which Northgate and Primero reasonably determine to be applicable, and (B) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Primero or Northgate or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each Party hereto;

(h)	the approval of the Mexican Federal Competition Commission (the “Mexican Anti-Trust Approval”) shall have been obtained;

(i)

the distribution of the Northgate Shares in Canada pursuant to the Arrangement and the distribution of the Northgate Shares upon exercise of the Primero Options and Primero Warrants is exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Canadian securities Laws and, except with respect to persons deemed to be “control persons” or the equivalent under applicable Securities Laws, the Northgate Shares to be distributed in Canada pursuant to the Arrangement and pursuant to the exercise of the Primero Options and Primero Warrants are not subject to any resale restrictions under applicable Canadian securities Laws;

(j)

the Northgate Shares and Northgate Exchange Options to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the 1933 Act pursuant to section 3(a)(10) thereof and, subject to any changes in U.S. securities laws subsequent to the date hereof, the resale of the Northgate Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the 1933 Act, except that the Northgate Shares and Northgate Exchange Options held by persons who are “affiliates” (as defined in Rule 144 under the 1933 Act) of Northgate after the Arrangement or who have been affiliates of Northgate within 90 days of the date of completion of the Arrangement may be resold by them only in compliance with the resale provisions of Rule 144 under the 1933 Act or as otherwise permitted under the 1933 Act; and

(k)	this Agreement shall not have been terminated pursuant to section 7.3 hereof.

The foregoing conditions are for the mutual benefit of the Parties hereto and may be waived by mutual consent of Northgate and Primero in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.4 hereof, either Party hereto may terminate this Agreement by written notice to the other of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such terminating Party hereto.

5.2       Primero Conditions

     The obligation of Primero to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)

the representations and warranties made by Northgate in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date, and all other representations and warranties made by Northgate in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date, in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate have a Material Adverse Effect on Northgate, and Northgate shall have provided to Primero a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b)

from the date of this Agreement to the Effective Date, there shall not have occurred, and Northgate or any of the Northgate Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Northgate;

(c)

Northgate shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Northgate or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Northgate shall have provided to Primero a certificate of two officers thereof, certifying compliance with such covenants on the Effective Date; and

(d)

the Northgate Management/Director Parties shall have entered into the Northgate Support Agreement, and the Northgate Management/Director Parties shall not have breached, in any material respect, any of the representations, warranties and covenants thereof.

The foregoing conditions are for the benefit of Primero and may be waived, in whole or in part, by Primero in writing at any time. If any of such conditions shall not be complied with or waived by Primero on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.4 hereof, Primero may terminate this Agreement by written notice to Northgate in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Primero.

5.3       Northgate Conditions

     The obligation of Northgate to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)

the representations and warranties made by Primero in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date, and all other representations and warranties made by Primero in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date, in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate have a Material Adverse Effect on Primero, and Primero shall have provided to Northgate a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date;

(b)

from the date of this Agreement to the Effective Date, there shall not have occurred, and Primero or any of the Primero Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Primero;

(c)

Primero shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Primero or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Primero shall have provided to Northgate a certificate of two officers thereof, certifying compliance with such covenants on the Effective Date;

(d)

Primero Shareholders holding no more than 5% of the outstanding Primero Shares having validly exercised Dissent Rights (and not withdrawn such exercise) and Northgate shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Primero to such effect; and

(e)

the Primero Management/Director Parties and the Primero Major Shareholder shall have entered into the Primero Management/Director Parties Support Agreement and the Primero Major Shareholder Support Agreement, respectively, and the Primero Management/Director Parties and the Primero Major Shareholder shall not have breached, in any material respect, any of the representations, warranties and covenants thereof.

The foregoing conditions are for the benefit of Northgate and may be waived, in whole or in part, by Northgate in writing at any time. If any of such conditions shall not be complied with or waived by Northgate on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.4 hereof, Northgate may terminate this Agreement by written notice to Primero in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Northgate.

5.4       Notice and Cure Provisions

     Each Party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Parties hereto contained in sections 5.1, 5.2 or 5.3 hereof, as the case may be.

Subject as herein provided, a Party hereto may: elect not to complete the transactions contemplated hereby by virtue of the conditions contained in sections 5.1, 5.2 or 5.3 hereof not being satisfied or waived or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the Effective Date, the Party hereto intending to rely thereon has delivered a written notice to the other Party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of fifteen (15) days from date of delivery of such notice. If such notice has been delivered prior to the date of the Primero Meeting or the Northgate Meeting, the Primero Meeting or the Northgate Meeting, as applicable, shall be adjourned or postponed until the expiry of such period.

5.5       Merger of Conditions

     If no notice has been sent by either Party pursuant to section 5.4 prior to the Effective Time, the conditions set out in sections 5.1, 5.2 or 5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

ARTICLE 6

NON-SOLICITATION AND BREAK-UP FEES

6.1       Primero Covenant Regarding Non-Solicitation

(a)	Primero shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Primero or any of the Primero Subsidiaries, or otherwise:

(i)

make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, knowingly permitting any visit to facilities or properties of Primero or any of the Primero Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that may reasonably be expected to lead to a Primero Acquisition Proposal or potential Primero Acquisition Proposal;

(ii)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co- operate with, respond to, assist or participate in, any effort or attempt to make any Primero Acquisition Proposal or potential Primero Acquisition Proposal, provided that, for greater certainty, Primero may advise any Person making an unsolicited Primero Acquisition Proposal that such Primero Acquisition Proposal does not constitute a Primero Superior Proposal where the Primero Board has so determined;

(iii)

remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Primero Acquisition Proposal or potential Primero Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Primero Acquisition Proposal until 15 calendar days following formal commencement of such Primero Acquisition Proposal shall not be considered a violation of this subsection 6.1(a)(iii));

	(iv)	make, or propose publicly to make a Change in Primero Recommendation;

(v)

accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any Primero Acquisition Proposal or potential Primero Acquisition Proposal; or

(vi)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the Primero Board to approve the transactions contemplated herein, provided, however, that, notwithstanding the preceding part of this subsection 6.1(a), but subject to the following provisions of Article 6 of this Agreement, the Primero Board and on the direction of any of the directors of Primero, any officer, employee, representative, agent or advisor of Primero may, prior to the approval of the Arrangement by Primero Shareholders, consider or negotiate any unsolicited Primero Acquisition Proposal that may constitute a Primero Superior Proposal, and the Primero Board may make a Change in Primero Recommendation in respect of a Primero Superior Proposal, or approve or recommend to the Primero Shareholders or enter into an agreement, understanding or arrangement in respect of a Primero Superior Proposal in accordance with the provisions of the following subsections of this Article 6 but in each case only if the Primero Superior Proposal did not result from a breach of this Agreement by Primero and if the Primero Board determines in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws.

(b)

Primero shall, and shall cause the officers, directors, employees, consultants, representatives and agents of Primero and the Primero Subsidiaries to, immediately terminate and cease any discussions or negotiations with any parties (other than Northgate) with respect to any proposal that constitutes, or may reasonably be expected to constitute, a Primero Acquisition Proposal. Primero shall: (i) discontinue or not allow access to any of its confidential information to any third party; and (ii) immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with Primero relating to a potential Primero Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured. Primero agrees not to: (iii) release any third party from any confidentiality agreement relating to a potential Primero Acquisition Proposal to which such third party is a party except to allow a Person to propose a Primero Acquisition Proposal to the Primero Board; (iv) release any third party from any non-solicitation or standstill agreement or provision to which such third party is a party. Primero also agrees not to amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause the Primero Subsidiaries to enforce such agreements and provisions.

(c)

Primero shall notify Northgate thereof, at first orally and then, as soon as possible thereafter, in writing, promptly and, in any event, within twenty four (24) hours of the receipt by any director or officer of Primero of any Primero Acquisition Proposal, or any amendment thereto, or any request for non-public information relating to Primero or any of the Primero Subsidiaries in connection with any potential Primero Acquisition Proposal or for access to the properties, books or records of Primero or any of the Primero Subsidiaries by any Person that informs Primero, any of the Primero Subsidiaries that it is considering making, or has made, a Primero Acquisition Proposal. Such written notice shall include the identity of the Person(s) making such proposal and all material terms and conditions of the Primero Acquisition Proposal and provide such other details of the Primero Acquisition Proposal, inquiry or contact as Northgate may reasonably request.

(d)

If Primero receives a request for material non-public information from a Person who is considering making or has made a written Primero Acquisition Proposal (the existence and content of which have been disclosed to Northgate), and the Primero Board determines that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Primero Superior Proposal or does constitute a Primero Superior Proposal, subject to and as contemplated under this section 6.1, then, and only in such case, the Primero Board may, subject to the execution of a confidentiality agreement on terms with respect to confidentiality that are not more favourable to the Person making or considering making the Primero Acquisition Proposal than those set forth in the Confidentiality Agreement, provide such Person with access to information regarding Primero; provided, however, that Primero sends a copy of any such confidentiality agreement to Northgate immediately upon the execution thereof and Northgate is provided with a list of or a copy of the information, if any, provided to such Person that was not previously provided to Northgate and Northgate is immediately provided with access to similar information.

(e)

Primero shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Primero are aware of the provisions of this section 6.1, and Primero shall be responsible for any breach of this section 6.1 by its financial advisors or other advisors or representatives.

6.2       Notice of Primero Superior Proposal Determination

(a)

Primero and the Primero Board shall not accept, approve, recommend or enter into any agreement in respect of a Primero Acquisition Proposal (other than a confidentiality agreement contemplated by subsection 6.1(d) hereof) on the basis that it could, if consummated in accordance with its terms, reasonably be expected to result in a Primero Superior Proposal, or would constitute a Primero Superior Proposal, unless: (i) the Primero Meeting has not occurred; (ii) Primero has complied with its obligations under section 6.1 and the other provisions of this Article 6; (iii) such Primero Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other Party in the event that Primero completes the Arrangement or any similar other transaction with Northgate or any of its affiliates agreed prior to any termination of this Agreement; (iv) it has provided Northgate with the information about such Primero Acquisition Proposal as required under subsection 6.1(c) that the Primero Board have determined would be a Primero Superior Proposal pursuant to subsection 6.1(a) hereof; (v) five Business Days shall have elapsed from the later of the date Northgate received notice of the determination of the Primero Board to accept, approve, recommend or enter into an agreement, arrangement or understanding in respect of such Primero Superior Proposal and the date Northgate received the documents pursuant to subsection 6.1(c) hereof; and (vi) this Agreement is terminated under section 6.5 and Primero has paid the Primero Termination Payment to Northgate.

(b)

During the five Business Days referred to in subsection 6.2(a) hereof, Northgate shall have the opportunity, but not the obligation, to propose in writing to amend the terms of this Agreement and the Arrangement. The Primero Board shall review any proposal by Northgate to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in subsection 6.2(a)(v) hereof, whether the proposed amendment by Northgate upon acceptance by Primero would result in the Primero Acquisition Proposal not being a Primero Superior Proposal. If the Primero Board so determines, Primero shall enter into an amended agreement with Northgate reflecting the amended proposal of Northgate and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)

Primero acknowledges and agrees that each successive modification of any Primero Acquisition Proposal shall constitute a new Primero Acquisition Proposal for purposes of the requirement under subsection 6.2(a)(v) hereof and shall initiate an additional five Business Day period.

(d)

The Primero Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (i) the Primero Board determines any Primero Acquisition Proposal is not a Primero Superior Proposal; or (ii) the Primero Board determines that a proposed amendment to the terms of the Arrangement would result in the Primero Acquisition Proposal which has been publicly announced or made not being a Primero Superior Proposal, and Northgate has so amended the terms of the Arrangement. Northgate and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Primero, acting reasonably.

(e)

If the Joint Information Circular has been sent to Primero Shareholders prior to the expiry of the five Business Day period set forth in subsection 6.2(a)(v) and, during such period, Northgate requests in writing that the Primero Meeting proceed, Primero shall continue to take all reasonable steps necessary to hold the Primero Meeting and to cause the Arrangement to be voted on at the Primero Meeting.

(f)

Where at any time before the Primero Meeting, Primero has provided Northgate with a notice under subsection 6.1(c), a Primero Acquisition Proposal has been publicly disclosed or announced, and the five Business Day period under subsection 6.2(a)(v) has not elapsed, then, subject to applicable Laws, at Northgate’ request, Primero will postpone or adjourn the Primero Meeting at the Primero Meeting (but not beforehand without Northgate’ consent) to a date acceptable to Northgate, acting reasonably, which shall not be less than five days and not more than ten Business Days after the scheduled date of the Primero Meeting and shall, in the event that Northgate and Primero amend the terms of this Agreement pursuant to subsection 6.2(b), ensure that the details of such amended Agreement are communicated to the Primero Shareholders prior to the resumption of the adjourned or postponed Primero Meeting.

6.3       Northgate Covenant Regarding Non-Solicitation

(a)	Northgate shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Northgate or any of the Northgate Subsidiaries, or otherwise:

(i)

make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, knowingly permitting any visit to facilities or properties of, or any of the Northgate Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that may reasonably be expected to lead to a Northgate Acquisition Proposal or potential Northgate Acquisition Proposal;

(ii)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co- operate with, respond to, assist or participate in, any effort or attempt to make any Northgate Acquisition Proposal or potential Northgate Acquisition Proposal; provided that, for greater certainty, Northgate may advise any Person making an unsolicited Northgate Acquisition Proposal that such Northgate Acquisition Proposal does not constitute a Northgate Superior Proposal when the Northgate Board has so determined;

(iii)

remain neutral with respect to, or agree to, approve or recommend, or propose publicly to remain neutral with respect to, agree to, approve or recommend any Northgate Acquisition Proposal or potential Northgate Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Northgate Acquisition Proposal until 15 calendar days following formal commencement of such Northgate Acquisition Proposal shall not be considered a violation of this subsection 6.3(a)(iii));

	(iv)	make, or propose publicly to make a Change in Northgate Recommendation;

(v)

accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any Northgate Acquisition Proposal or potential Northgate Acquisition Proposal;

(vi)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the Northgate Board to approve the transactions contemplated herein, provided, however, that, notwithstanding the preceding part of this subsection 6.3(a), but subject to the following provisions of Article 6 of this Agreement, the Northgate Board and on the direction of any of the directors of Northgate, any officer, employee, representative, agent or advisor of Northgate may, prior to the approval of the Arrangement by Northgate Shareholders, consider or negotiate any unsolicited Northgate Acquisition Proposal that may constitute a Northgate Superior Proposal, and the Northgate Board may make a Change in Northgate Recommendation in respect of a Northgate Superior Proposal, or approve or recommend to the Northgate Shareholders or enter into an agreement, understanding or arrangement in respect of a Northgate Superior Proposal in accordance with the provisions of the following subsections of this Article 6 but in each case only if the Northgate Superior Proposal did not result from a breach of this Agreement by Northgate and if the Northgate Board determine in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws.

(b)

Northgate shall, and shall cause the officers, directors, employees, consultants, representatives and agents of Northgate and the Northgate Subsidiaries to, immediately terminate and cease any discussions or negotiations with any parties (other than Northgate) with respect to any proposal that constitutes, or may reasonably be expected to constitute, a Northgate Acquisition Proposal. Northgate shall: (i) discontinue or not allow access to any of its confidential information to any third party; and (ii) immediately request the return or destruction of all information provided to any third party that, at any time has entered into a confidentiality agreement with Northgate relating to a potential Northgate Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured. Northgate agrees not to release any third party from any confidentiality agreement relating to a potential Northgate Acquisition Proposal to which such third party is a party. Northgate further agrees not to release any third party from any non-solicitation or standstill agreement or provision to which such third party is a party except to allow a Person to propose a Northgate Acquisition Proposal to the Northgate Board. Northgate also agrees not to amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause the Northgate Subsidiaries to enforce such agreements and provisions.

(c)

Northgate shall notify Primero thereof, at first orally and then, as soon as possible thereafter, in writing promptly and, in any event, within twenty four (24) hours of the receipt by any director or officer of Northgate of any Northgate Acquisition Proposal, or any amendment thereto, or any request for non-public information relating to Northgate or any of the Northgate Subsidiaries in connection with any potential Northgate Acquisition Proposal or for access to the properties, books or records of Northgate or any of the Northgate Subsidiaries by any Person that informs Northgate or, any of the Northgate Subsidiaries that it is considering making, or has made, a Northgate Acquisition Proposal. Such written notice shall include the identity of the Person(s) making such proposal and all material terms and conditions of the Northgate Acquisition Proposal and provide such other details of the Northgate Acquisition Proposal, inquiry or contact as Primero may reasonably request.

(d)

If Northgate receives a request for material non-public information from a Person who is considering making or has made a written Northgate Acquisition Proposal (the existence and content of which have been disclosed to Northgate), and the Northgate Board determines that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Northgate Superior Proposal or does constitute a Northgate Superior Proposal and Northgate is permitted, subject to and as contemplated under this section 6.3 then, and only in such case, the Northgate Board may, subject to the execution of a confidentiality agreement on terms with respect to confidentiality that are not more favourable to the Person making or considering making the Northgate Acquisition Proposal than those set forth in the Confidentiality Agreement, provide such Person with access to information regarding Northgate; provided, however, that Northgate sends a copy of any such confidentiality agreement to Primero immediately upon the execution thereof and Northgate is provided with a list of or a copy of the information, if any, provided to such Person that was not previously provided to Primero and Primero is immediately provided with access to similar information.

(e)

Northgate shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Northgate are aware of the provisions of this section 6.3, and Northgate shall be responsible for any breach of this section 6.3 by its financial advisors or other advisors or representatives.

6.4       Notice of Northgate Superior Proposal Determination

(a)

Northgate and the Northgate Board shall not accept, approve, recommend or enter into any agreement in respect of a Northgate Acquisition Proposal (other than a confidentiality agreement contemplated by subsection 6.3(d) hereof) on the basis that it could, if consummated in accordance with its terms, reasonably be expected to result in a Northgate Superior Proposal, or would constitute a Northgate Superior Proposal, unless: (i) the Northgate Meeting has not occurred; (ii) Northgate has complied with its obligations under section 6.3 and the other provisions of this Article 6; (iii) such Northgate Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other Party in the event that Northgate completes the Arrangement or any similar other transaction with Primero or any of its affiliates agreed prior to any termination of this Agreement; (iv) it has provided Primero with the information about such Northgate Acquisition Proposal as required under subsection 6.3(c) that the Northgate Board have determined would be a Northgate Superior Proposal pursuant to subsection 6.3(a) hereof; (v) five Business Days shall have elapsed from the later of the date Primero received notice of the determination of the Northgate Board to accept, approve, recommend or enter into an agreement, arrangement or understanding in respect of such Northgate Superior Proposal and the date Northgate received the documents pursuant to subsection 6.3(c) hereof; and (vi) this Agreement is terminated under section 6.6 and the Northgate has paid the Northgate Termination Payment to Primero.

(b)

During the five Business Days referred to in subsection 6.4(a) hereof, Primero shall have the opportunity, but not the obligation, to propose in writing to amend the terms of this Agreement and the Arrangement. The Northgate Board shall review any proposal by Primero to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in subsection 6.4(a)(v) hereof, whether the proposed amendment by Primero upon acceptance by Northgate would result in the Northgate Acquisition Proposal not being a Northgate Superior Proposal. If the Northgate Board so determines, Northgate shall enter into an amended agreement with Primero reflecting the amended proposal of Primero and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)

Northgate acknowledges and agrees that each successive modification of any Northgate Acquisition Proposal shall constitute a new Northgate Acquisition Proposal for purposes of the requirement under subsection 6.4(a)(v) hereof and shall initiate an additional five Business Day period.

(d)

The Northgate Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (i) the Northgate Board determines any Northgate Acquisition Proposal is not a Northgate Superior Proposal; or (ii) the Northgate Board determines that a proposed amendment to the terms of the Arrangement would result in the Northgate Acquisition Proposal which has been publicly announced or made not being a Northgate Superior Proposal, and Primero has so amended the terms of the Arrangement. Primero and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Northgate, acting reasonably.

(e)

If the Joint Information Circular has been sent to Northgate Shareholders prior to the expiry of the five Business Day period set forth in subsection 6.4(a)(v) and, during such period, Primero requests in writing that the Northgate Meeting proceed, Northgate shall continue to take all reasonable steps necessary to hold the Northgate Meeting and to cause the Arrangement to be voted on at the Northgate Meeting.

(f)

Where at any time before the Northgate Meeting, Northgate has provided Primero with a notice under subsection 6.3(c), a Northgate Acquisition Proposal has been publicly disclosed or announced, and the five Business Day period under subsection 6.4(a) has not elapsed, then, subject to applicable Laws, at Primero’s request, Northgate will postpone or adjourn the Northgate Meeting at the Northgate Meeting (but not beforehand without Primero’s consent) to a date acceptable to Primero, acting reasonably, which shall not be less than five days and not more than ten Business Days after the scheduled date of the Northgate Meeting and shall, in the event that Primero and Northgate amend the terms of this Agreement pursuant to subsection 6.4(b), ensure that the details of such amended Agreement are communicated to the Northgate Shareholders prior to the resumption of the adjourned or postponed Northgate Meeting.

6.5       Primero Break Fee Event

In the event that:

(a)

this Agreement is terminated by Northgate pursuant to subsection 7.3(c) or (h) hereof (but not in circumstances where the Change in Primero Recommendation resulted from the occurrence of a Material Adverse Effect of Northgate);

(b)	this Agreement is terminated by Northgate pursuant to subsection 7.3(b) hereof due to Primero having intentionally breached its obligations under sections 6.1 or 6.2;

(c)

this Agreement is terminated by Northgate pursuant to subsection 7.3(e)(i) hereof through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of Primero failing to submit the Arrangement for approval to the Primero Shareholders, in accordance with the terms of this Agreement, on or before September 30, 2011 (unless such failure results from an adjournment or postponement of the Primero Meeting for not more than five Business Days due to its obligation to adjourn or postpone such meeting in accordance with subsection 6.2(f)), or failing to solicit proxies in accordance with subsection 4.1(b)(iii) hereof;

(d)

this Agreement is terminated by either Northgate or Primero pursuant to subsection 7.3(f) or (g) hereof, a Primero Acquisition Proposal shall have been made to Primero and made known to Primero Shareholders generally or shall have been made directly to Primero Shareholders generally or any Person shall have publicly announced an intention to make a Primero Acquisition Proposal in respect of Primero (a “Pending Primero Acquisition Proposal”) and such Pending Primero Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Primero Meeting and, thereafter, the Primero Shareholders do not approve the Arrangement at the Primero Meeting, and Primero completes a Primero Acquisition Proposal with the party who made such Pending Primero Acquisition Proposal within twelve (12) months following the termination of this Agreement; or

(e)	this Agreement is terminated by Primero pursuant to subsection 7.3(j);

then Primero shall pay to Northgate in the circumstances set forth in subsections 6.5(a), (b), (c) or (e) above, at the time of the termination of this Agreement or within thirty (30) days of such termination, and, in the circumstances set forth in subsection 6.5(d) above, within one day following the completion of such Acquisition Proposal, an amount in cash equal to $12,000,000 (the “Primero Termination Payment”), in immediately available funds. Primero shall not be obligated to make more than one payment pursuant to this section 6.5. Primero hereby acknowledges that the Primero Termination Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which Northgate will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Primero hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Primero Termination Payment by Northgate, Northgate shall have no further claim against Primero in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Northgate from seeking injunctive relief to restrain any breach or threatened breach by Primero of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

6.6       Northgate Break Fee Event

In the event that:

(a)

this Agreement is terminated by Primero pursuant to subsection 7.3(d) or (i) hereof (but not in circumstances where the Change in Northgate Recommendation resulted from the occurrence of a Material Adverse Effect of Primero);

(b)	this Agreement is terminated by Primero pursuant to subsection 7.3(b) hereof due to Northgate having intentionally breached its obligations under sections 6.3 or 6.4;

(c)

this Agreement is terminated by Primero pursuant to subsection 7.3(e)(ii) hereof through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of Northgate failing to submit the Arrangement for approval to the Northgate Shareholders, in accordance with the terms of this Agreement, on or before September 30, 2011 (unless such failure results from an adjournment or postponement of the Northgate Meeting for not more than five Business Days due to its obligation to adjourn or postpone such meeting in accordance with subsection 6.4(f)), or failing to solicit proxies in accordance with subsection 4.2(b)(ii) hereof;

(d)

this Agreement is terminated by either Northgate or Primero pursuant to subsection 7.3(f) or (g) hereof, a Northgate Acquisition Proposal shall have been made to Northgate and made known to Northgate Shareholders generally or shall have been made directly to Northgate Shareholders generally or any Person shall have publicly announced an intention to make a Northgate Acquisition Proposal in respect of Northgate (a “Pending Northgate Acquisition Proposal”) and such Pending Northgate Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Northgate Meeting and, thereafter, the Northgate Shareholders do not approve the Northgate Resolution at the Northgate Meeting, and Northgate completes a Northgate Acquisition Proposal with the party who made such Pending Northgate Acquisition Proposal within twelve (12) months following the termination of this Agreement; or

(e)	this Agreement is terminated by Northgate pursuant to subsection 7.3(k);

then Northgate shall pay to Primero in the circumstances set forth in subsections 6.6(a), (b), (c), or (e) above, at the time of the termination of this Agreement or within thirty (30) days of such termination, and, in the circumstances set forth in subsection 6.6(d) above, within one day following the completion of such Acquisition Proposal, an amount in cash equal to $25,000,000 (the “Northgate Termination Payment”), in immediately available funds. Northgate shall not be obligated to make more than one payment pursuant to this section 6.6. Northgate hereby acknowledges that the Northgate Termination Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which Primero will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Northgate hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Northgate Termination Payment by Primero, Primero shall have no further claim against Northgate in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Primero from seeking injunctive relief to restrain any breach or threatened breach by Primero of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

ARTICLE 7

 AMENDMENT AND TERMINATION

7.1       Amendment

     This Agreement may, at any time and from time to time before or after the holding of the Primero Meeting be amended by mutual written agreement of the Parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the Primero Shareholders and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of either of the Parties;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)	waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, following the Primero Meeting, the Exchange Share Ratio shall not be amended without the approval of the Primero Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the Parties under sections 5.1, 5.2, 5.3, 6.5, 6.6 and Article 7 hereof shall remain unaffected.

7.2       Mutual Understanding Regarding Amendments

(a)

In addition to the transactions contemplated hereby or at the request of a party hereto, the Parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable efforts to maximize: (i) present and future planning opportunities for Primero, the Primero Shareholders, the Primero Subsidiaries, Northgate, the Northgate Shareholders and the Northgate Subsidiaries; and (ii) present and future financing opportunities for Northgate, and the Northgate Subsidiaries; as and to the extent that the same shall not prejudice any Party hereto or the shareholders thereof. The Parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)

Without limiting the generality of the foregoing Primero acknowledges that Northgate may enter into transactions (the “bump transactions”) designed to increase the tax basis in certain capital properties of Primero for purposes of the Tax Act, or other reorganization to enhance the tax efficiency of the combined corporate group, and agrees to: (i) reasonably co-operate with Northgate in order to facilitate the bump transactions or other reorganizations or transactions (the “reorganization”) which Northgate determines would be advisable to enhance the tax efficiency of the combined corporate group; and (ii) to provide such information on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the bump transactions or any such other reorganizations or transactions as is reasonably requested by Northgate; provided, however, that the obligations of Primero pursuant to this subsection 7.2(b) shall be conditional on the understanding that (iii) any of such transactions or reorganizations shall not, in the opinion of Primero, acting reasonably, materially impede or materially delay the consummation of the Arrangement, (iv) any of such transactions or reorganizations shall not, in the opinion of Primero, acting reasonably, materially interfere with the ongoing operations of Primero or any Primero Subsidiary, (v) any of such transactions or reorganizations shall be consistent with and shall not require Primero or any Primero Subsidiary to contravene any applicable Laws, their respective organizational documents or any material contract, (vi) Primero and the Primero Subsidiaries shall not be obligated to take any action that would reasonably be expected to result in any Taxes being imposed on, or any adverse tax or other consequences to any such corporation or any Primero Shareholder incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any such transaction or reorganization, (vii) all elements of the transaction or reorganization shall be contingent on Northgate confirming that it is prepared to proceed immediately with the Arrangement, (viii) in the opinion of Primero, such transactions or reorganizations do no prejudice or adversely affect Primero Shareholders, and (ix) Primero, the Primero Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives shall have received an indemnity, in form and substance satisfactory to Primero, acting reasonably, from Northgate from and against any and all liabilities, Taxes, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such transactions or reorganizations. Northgate shall provide written notice to Primero of any such proposed transactions or reorganizations in reasonable detail at least 15 Business Days prior to the Effective Date. Any step or action taken by Primero or the Primero Subsidiaries in furtherance of the transactions or reorganizations contemplated by this subsection 7.2(b) shall not be considered to be a breach of any representation, warranty or covenant of Primero contained in this Agreement. If the Arrangement is not completed, Northgate shall forthwith reimburse Primero or, at Primero’s direction, one or more of the Primero Subsidiaries, for all reasonable fees and expenses (including any professional fees and expenses and Taxes ) incurred by Primero or the Primero Subsidiaries in considering or effecting the transactions or reorganizations contemplated by this subsection 7.2(b) and Northgate shall be responsible for any liabilities, fees, expenses and costs (including professional fees and expenses and Taxes) of Primero and the Primero Subsidiaries in reversing or unwinding any such transactions or reorganizations that were effected.

(c)

The Parties hereto mutually agree that if a Party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Primero on the one hand, and Northgate on the other hand, will act reasonably in considering such amendment and if the other of them and the securityholders thereof are not materially prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the Party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Primero Shareholders.

(d)

At any time not less than 15 Business Days prior to the Primero Meeting: (i) Primero and Northgate shall each be entitled to propose to the other modifications to the Arrangement in order to facilitate the tax or other planning objectives of Primero, Northgate and the Primero Shareholders; and (ii) Primero shall be entitled to propose to Northgate modifications to the manner in which the Primero Options and Primero Warrants are to be dealt with pursuant to this Agreement or under the Arrangement in order to take into account the tax planning or other objectives of the holders of such securities; provided, in each case that: (iii) any such proposal is not likely to materially prejudice the other party or the Primero Shareholders or Primero Optionholders or Primero Warrantholders; (iv) would not impede or materially delay the completion of the transactions contemplated hereby; (v) the Party making the proposal has provided notice of such proposal to the other Party not less than fifteen Business Days prior to the Meeting Date; and (vi) implementation of the proposal would not result in atransaction that is inconsistent with the fundamental terms of this Agreement, including, without limitation, the Exchange Share Ratio.

Each of Primero and Northgate agree that any such modifications and any transactions or steps taken in accordance therewith shall not be considered in determining whether any representation or warranty made by them under this Agreement has been breached if such modifications, transactions and steps are the sole cause of such breach.

Primero and Northgate shall enter into an amending agreement reflecting the proposed amendments to the Arrangement and this Agreement and the Plan of Arrangement shall be modified accordingly and Primero and Northgate shall each use its respective commercially reasonable efforts to communicate any such modifications to the Primero Shareholders and to ensure that any such modifications are, to the extent required under applicable Law, presented to the Primero Shareholders at the Primero Meeting.

7.3       Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written consent, duly authorized by the board of directors of each of the Parties hereto;

(b)	by a Party if any of the conditions in sections 5.1, 5.2 or 5.3 hereof for the benefit of that Party is not satisfied or waived in accordance with those sections;

(c)

by Northgate if a Primero Acquisition Proposal has been made or proposed and the Primero Board: (i) shall have made a Change in Primero Recommendation, or (ii) except as permitted under subsection 6.1(a)(iii), shall have failed, after being requested by Northgate in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five Business Days) after receipt of such written request from Northgate, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with subsection 6.1(d) hereof) in respect of any Primero Acquisition Proposal;

(d)

by Primero if a Northgate Acquisition Proposal has been made or proposed and the Northgate Board: (i) shall have made a Change in Northgate Recommendation, or (ii) except as permitted under subsection 6.3(a)(iii), shall have failed, after being requested by Primero in writing, to reaffirm its approval of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five Business Days) after receipt of such written request from Primero, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with subsection 6.3(d) hereof) in respect of any Northgate Acquisition Proposal;

(e)	by:

(i)

Northgate if Primero shall have failed to hold the Primero Meeting on or before September 30, 2011, unless such failure results from an adjournment or postponement of such meeting due to its obligation to adjourn or postpone the meeting in the circumstances described in section 6.2;

(ii)

Primero if Northgate shall have failed to hold the Northgate Meeting on or before September 30, 2011, unless such failure results from an adjournment or postponement of such meeting due to its obligation to adjourn or postpone the meeting in the circumstances described in section 6.4;

(f)	by:

(i) either Northgate or by Primero if the Primero Meeting shall have been held and completed and the Primero Shareholder Approval shall not have been obtained;

(ii) either Northgate or by Primero if the Northgate Meeting shall have been held and completed and the approval of the Northgate Resolution shall not have been obtained;

(g)	by either Northgate or Primero if the Arrangement shall not have been completed by the Completion Deadline provided however:

(i)

if the Arrangement has not been completed by such date because the Primero Meeting has not been held due to the fault of Primero (the Parties acknowledging that Primero is not at fault in the event that the Primero Meeting has not been held due to an order of a Governmental Entity), then Primero shall not be entitled to terminate this Agreement; and

(ii)

if the Arrangement has not been completed by such date because the Northgate Meeting has not been held due to the fault of Northgate (the Parties acknowledging that Northgate is not at fault in the event that the Northgate Meeting has not been held due to an order of a Governmental Entity), then Northgate shall not be entitled to terminate this Agreement;

(h)	by Northgate if the Primero Board shall have made a Change in Primero Recommendation;

(i)	by Primero if the Northgate Board shall have made a Change in Northgate Recommendation;

(j)

by Primero if Primero proposes to enter into a definitive agreement with respect to a Primero Superior Proposal in compliance with sections 6.1 and 6.2 hereof, provided that Primero has paid the Primero Termination Payment to Northgate; and

(k)

by Northgate if Northgate proposes to enter into a definitive agreement with respect to a Northgate Superior Proposal in compliance with sections 6.3 and 6.4 hereof, provided that Northgate has paid the Northgate Termination Payment to Primero;

provided that any termination by a Party hereto in accordance with paragraphs (b) to (k) above shall be made by such Party delivering written notice thereof to the other Party or Parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.

7.4       Effect of Termination

     In the event of termination of this Agreement by either Primero or Northgate as provided in section 7.3, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of Primero or Northgate or their respective officers or directors under the Transaction Documents, except that:

(a)	the provisions of section 6.5, section 6.6, section 8.3 and this section 7.4 shall remain in full force and effect and shall survive any such termination; and

(b)

neither Primero nor Northgate shall be released or relieved from any liability arising from their breach of any of their representations, warranties, covenants, or agreements as set forth in the Transaction Documents save and except as provided therein.

ARTICLE 8

GENERAL

8.1       Notices

     Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by facsimile or by electronic mail to the following address or numbers or to such other address or number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile or by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The addresses and numbers for service of each of the parties hereto shall be as follows:

(a)	if to Primero:

Primero Mining Corp.
120 Adelaide Street West, Suite 1201
Toronto, Ontario
M5H 1T1

Attention:	Joseph Conway
Facsimile:	416-814-3170

with a copy (which shall not constitute notice) to:

McMillan LLP
1055 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6E 4N7

Attention:	Stephen Wortley and Leo Raffin
Facsimile:	604-685-7084

(b)	if to Northgate:

Northgate Minerals Corporation
110 Yonge Street, Suite 1601
Toronto, Ontario
M5C 1T4

Attention:	Matthew J. Howorth
Facsimile:	416-363-1701

with a copy (which shall not constitute notice)

Torys LLP
79 Wellington Street West
Suite 3000, P.O. Box 270, TD Centre
Toronto, Ontario
M5K 1N2

Attention:	Kevin Morris
Facsimile:	416-865-7380

8.2       Remedies

     The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party hereto or its representatives and advisors and that such breach may cause the non-breaching Party hereto irreparable harm. Accordingly, the Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, Primero (if Northgate is the breaching party) or Northgate (if Primero is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, sections 6.1 and 6.3 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties hereto.

8.3       Expenses

     The Parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Primero Meeting, the Northgate Meeting and the preparation and mailing of the Joint Information Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section 8.3 shall survive the termination of this Agreement.

8.4       Time of the Essence

Time shall be of the essence in this Agreement.

8.5       Entire Agreement

     This Agreement, together with the agreements and other documents herein or therein referred to, and the Confidentiality Agreement constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.6       Further Assurances

     Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

8.7       Governing Law

     This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

8.8       Execution in Counterparts

     This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic mail or facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by electronic mail or facsimile to any other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

8.9       Waiver

     No waiver or release by any Party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in section 7.1 hereof.

8.10       No Personal Liability

(a)

No director or officer of Primero shall have any personal Liability whatsoever (other than in the case of fraud or wilful misconduct) to Northgate under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Primero.

(b)

No director or officer of Northgate shall have any personal Liability whatsoever (other than in the case of fraud or wilful misconduct) to Primero under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Northgate.

8.11       Enurement and Assignment

     This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors. This Agreement may not be assigned by any Party hereto without the prior written consent of each of the other Parties.

     IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

NORTHGATE MINERALS
CORPORATION

By:	“Terry A. Lyons”
	Name:	Terry A. Lyons
	Title:	Chairman

PRIMERO MINING CORP.

By:	“Joseph F. Conway”
	Name:	Joseph F. Conway
	Title:	President and Chief
Executive Officer

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER PART 9, DIVISION 5 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

     In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“affiliate” shall have the meaning ascribed to such term under the BCBCA;

(b)

“Arrangement” means the arrangement under the provisions of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(c)

“Arrangement Agreement” means the arrangement agreement dated as of July 12, 2011 between Northgate and Primero, as amended, amended and restated, or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(d)	“BCBCA” means the Business Corporations Act (British Columbia);

(e)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(f)

“Claims” means claims of any nature or kind whatsoever against the Primero Shares or Primero Options, as the case may be, including without limitation encumbrances, charges, liens, security interests, trust claims or any other claims in equity, at law or otherwise;

(g)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(h)	“Court” means the Supreme Court of British Columbia;

(i)

“Depositary” means Computershare Investor Services Inc. or any other trust company, bank or financial institution agreed to in writing between Northgate and Primero for the purpose of, among other things, exchanging certificates representing Primero Shares for Northgate Shares in connection with the Arrangement;

(j)

“Dissent Procedures” means the procedures set forth in Article 4 hereof required to be taken by a registered holder of Primero Shares to exercise the right of dissent in respect of such Primero Shares in connection with the Arrangement, as modified by the Interim Order and the Final Order;

(k)	“Dissent Rights” means the rights of dissent in respect of the Arrangement as described in Article 4, as modified by the Interim Order and the Final Order;

(l)

“Dissenting Shareholder” means a registered holder of Primero Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who is ultimately entitled to be paid by Primero the fair value for their Primero Shares;

(m)

“Effective Date” means the date agreed to by Primero and Northgate in writing as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, and the Final Order has been granted by the Court;

(n)	“Effective Time” means 5:01 p.m. (Toronto time) on the Effective Date, or such other time agreed to by Primero and Northgate in writing;

(o)	“Exchange Share Ratio” shall have the meaning ascribed thereto in subsection 3.1(a);

(p)

“Final Order” means the order of the Court approving the Arrangement, including all amendments thereto, or, if appealed (unless such appeal is withdrawn or denied), as affirmed or as amended on appeal;

(q)

“In the Money Amount” means in respect of a stock option, at any time, the amount, if any, by which the Underlying Share Market Value at that time of the securities subject to the option exceeds the exercise price under the option;

(r)	“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Primero Meeting, as the same may be amended;

(s)

“Letter of Transmittal” means the letter of transmittal to be sent by Primero to the Primero Shareholders to be used by Primero Shareholders to surrender the certificates representing their Primero Shares to receive certificates for the Northgate Shares issued to them pursuant to the Arrangement;

(t)	“Northgate” means Northgate Minerals Corporation, a company existing under the BCBCA;

(u)	“Northgate Shares” means the common shares in the authorized share capital of Northgate;

(v)	“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(w)	“Primero” means Primero Mining Corp., a company existing under the BCBCA;

(x)	“Primero Meeting” means the special meeting of the Primero Shareholders held to consider and approve, among other things, the Arrangement;

(y)	“Primero Options” means the outstanding options, as at July 11, 2011 to purchase an aggregate of 8,314,490 Primero Shares including those issued pursuant to the Primero Stock Option Plan;

(z)	“Primero Securityholders” means the Primero Shareholders and the holders of Primero Options;

(aa)	“Primero Shareholders” means, the holders of Primero Shares immediately prior to the Effective Time;

(bb)	“Primero Shares” means the issued and outstanding common shares of Primero;

(cc)	“Primero Stock Option Plan” means the amended and restated Stock Option Plan of Primero dated May 29, 2010;

(dd)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(ee)	“TSX” means the Toronto Stock Exchange; and

(ff)

“Underlying Share Market Value” means the volume weighted average trading price of the Primero Shares or Northgate Shares, as the case may be, over the five trading days on the TSX before the Effective Date.

     In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2       Interpretation Not Affected by Headings

     The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section, subsection or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3       Number, Gender and Persons

     In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word Person and words importing Persons shall include a natural Person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of Persons of any kind or nature whatsoever.

1.4       Date for any Action

     If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5       Statutory References

     Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6       Currency

     Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1       Arrangement Agreement

     This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2       Effect of Arrangement

     This Plan of Arrangement will become effective as at the Effective Time and will be binding on and after the Effective Time, on the Primero Securityholders, Primero and Northgate.

ARTICLE 3

ARRANGEMENT

3.1       Arrangement

     At the Effective Time, each of the following transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)

the Primero Shares, other than Primero Shares held by a holder who has validly exercised its Dissent Rights and who is ultimately entitled to be paid by Primero the fair value for the holder’s Primero Shares, shall be exchanged for Northgate Shares, as follows:

(i)	each Primero Share held by a Primero Shareholder shall be exchanged for 1.5 Northgate Shares (the “Exchange Share Ratio”), subject to Article 5 hereof, and:

	(A)	such holder shall cease to be a holder of Primero Shares and the name of such holder shall be deemed to be removed from the central securities register of holders of Primero Shares;

	(B)	Northgate shall issue and cause to be delivered to such holder the Northgate Shares to which such holder is entitled as aforesaid and the name of such holder shall be added to the central securities register of holders of Northgate Shares showing such holder as the registered holder of the Northgate Shares so issued; and

	(C)	Northgate shall be added to the central securities register of holders of Primero Shares showing Northgate as the sole holder of Primero Shares;

(ii)

no fractional Northgate Shares shall be issued by Northgate to any holder of Primero Shares on the exchange contemplated herein and the number of Northgate Shares issued to any holder of Primero Shares shall be rounded down to the next whole number of Northgate Shares with no compensation for any fractional interest; and

(b)

each Primero Option outstanding immediately prior to the Effective Time shall be converted, free and clear of any Claims, into an option (a “Converted Northgate Option”) to acquire, on the same terms and conditions as were applicable to such Primero Option immediately before the Effective Time under the Primero Stock Option Plan and relevant agreement evidencing the grant thereof or relevant agreement under which it was issued, the number of Northgate Shares equal to the product of: (1) the number of Primero Shares subject to such Primero Option immediately before the Effective Time multiplied by (2) the Exchange Share Ratio. The exercise price per Northgate Share subject to any such Converted Northgate Option shall be an amount (rounded up to the nearest cent) equal to the quotient obtained by dividing (3) the exercise price per Primero Share subject to such Primero Option immediately before the Effective Time by (4) the Exchange Share Ratio, provided that the exercise price otherwise determined shall be increased to the extent, if any, required to ensure that the In the Money Amount of the Converted Northgate Option immediately after the conversion is not greater than the In the Money Amount of the converted Primero Options immediately before the conversion. The obligations of Primero under the Primero Options as so converted shall be assumed by Northgate. No fractional Northgate Shares will be issued by Northgate to any holder of Converted Northgate Primero Options on any exercise thereof, and the number of Northgate Shares issued at any time shall be rounded down to the next whole number of Northgate Shares with no compensation for any fractional interest.

3.2       Post-Effective Time Procedures

(a)

On or promptly after the Effective Date, Northgate shall issue and deliver or arrange to be delivered to the Depositary certificates representing the Northgate Shares required to be issued to Primero Shareholders in accordance with the provisions of subsection 3.1(a) hereof, such certificates shall be held by the Depositary as agent and nominee for such Primero Shareholders for distribution to such Primero Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, Primero Shareholders shall be entitled to receive delivery of the certificates representing the Northgate Shares to which they are entitled pursuant to subsection 3.1(a)(i) hereof. Certificates representing former Primero Shares, other than those to which Article 4 applies, shall represent only the right to receive the Northgate Shares to which the former Primero Shareholder is entitled to receive pursuant to the Arrangement.

(c)

Northgate shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Primero Shareholder of a duly completed Letter of Transmittal and the certificates representing such Primero Shares, either:

	(i)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder of Primero Shares at the address specified in the Letter of Transmittal; or

	(ii)	if requested by such former holder of Primero Shares in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such former holder of Primero Shares, certificates representing the number of Northgate Shares, issued to such former holder of Primero Shares under the Arrangement.

(d)

After the Effective Time, the Primero Shares to which Article 4 herein applies shall be cancelled and the certificates representing the former Primero Shares shall represent only the right to receive the payment which the Dissenting Shareholders are entitled to receive pursuant to Article 4.

(e)	After the Effective Time, Primero shall issue and deliver to Northgate a certificate representing the Primero Shares acquired by Northgate pursuant to subsection 3.1(a).

ARTICLE 4

DISSENT PROCEDURES

4.1       Dissent Procedures

(a)

Holders of Primero Shares may exercise Dissent Procedures with respect to Primero Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the special resolution to approve the Arrangement contemplated by Section 242 of the BCBCA must be sent to Primero by holders who wish to dissent at least two days before the Primero Meeting or any date to which the Primero Meeting may be postponed or adjourned.

(b)	Holders of Primero Shares who duly exercise Dissent Rights with respect to their Primero Shares (“Dissenting Shares”) and who:

(i)

are ultimately entitled to be paid by Primero (using funds held by Primero at the Effective Time) the fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares to Primero free and clear of all encumbrances immediately before the Effective Date; or

(ii)

for any reason are ultimately not entitled to be paid by Primero for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Primero Shareholder and will receive Northgate Shares on the same basis as every other non-dissenting Primero Shareholder;

but in no case will Primero or Northgate be required to recognize such persons as holding Primero Shares on or after the Effective Date.

(c)

If a Primero Shareholder exercises the Dissent Right, Northgate will on the Effective Date set aside a number of Northgate Shares which is attributable under the Arrangement to the Primero Shares for which Dissent Rights have been exercised. If the dissenting Primero Shareholder is ultimately not entitled to be paid by Primero for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Primero Shareholders and Northgate will distribute to such Primero Shareholder the Northgate Shares that the Primero Shareholder is entitled to receive pursuant to the terms of the Arrangement. If a Primero Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid by Primero for their Dissenting Shares, Primero will pay the amount to be paid in respect of the Dissenting Shares.

ARTICLE 5

DELIVERY OF NORTHGATE SHARES

5.1       Delivery of Northgate Shares

(a)

Upon surrender to the Depositary, as specified in the Letter of Transmittal, for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Primero Shares that were exchanged for Northgate Shares in accordance with section 3.1 hereof, together with a completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Primero Shares formerly represented by such certificate under the BCBCA and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Northgate Shares such holder is entitled to receive in accordance with section 3.1 hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by subsection 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Primero Shares shall be deemed at all times to represent only the right to receive in exchange therefore certificates representing the Northgate Shares that the holder of such certificate is entitled to receive in accordance with section 3.1 hereof.

5.2       Lost Certificates

     In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Primero Shares that were exchanged for Northgate Shares in accordance with section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, certificates representing the Northgate Shares that such holder is entitled to receive in accordance with section 3.1 hereof. When authorizing such delivery of certificates representing the Northgate Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates representing such Northgate Shares is to be delivered shall, as a condition precedent to the delivery of such Northgate Shares, give a bond satisfactory to Northgate and the Depositary in such amount as Northgate and the Depositary may direct, or otherwise indemnify Northgate and the Depositary in a manner satisfactory to Northgate and the Depositary, against any claim that may be made against Northgate or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the Northgate and the Depositary.

5.3       Distributions with Respect to Unsurrendered Certificates

     No dividend or other distribution declared or made after the Effective Time with respect to Northgate Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Primero Shares unless and until the holder of such certificate shall have complied with the provisions of section 5.1 or section 5.2 hereof. Subject to applicable law and to section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Northgate Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Northgate Shares.

5.4       Withholding Rights

     Northgate, Primero and the Depositary shall be entitled to deduct and withhold from all dividends (including deemed dividends) or other distributions or other payments otherwise payable to any Primero Shareholder such amounts as Northgate, Primero or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended, and shall cooperate reasonably to minimize such deduction or withholding within such applicable law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Primero Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5       Limitation and Proscription

     To the extent that a Primero Shareholder shall not have complied with the provisions of section 5.1 or section 5.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Northgate Shares that such Primero Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Northgate Shares to which such Primero Shareholder was entitled, shall be delivered to Northgate by the Depositary and the certificates shall be cancelled by Northgate, and the interest of the Primero Shareholder in such Northgate Shares to which it was entitled shall be terminated as of such final proscription date.

ARTICLE 6

 AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a)

Northgate and Primero reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Northgate and Primero, filed with the Court and, if made following the Primero Meeting, approved by the Court, and communicated to holders or former holders of Primero Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Primero at any time prior to the Primero Meeting provided that Northgate shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Primero Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Primero Meeting shall be effective only if: (i) it is consented to in writing by each of Northgate and Primero; and (ii) if required by the Court, it is consented to by Primero Shareholders voting in the manner directed by the Court.

(d)

Notwithstanding subsection (c), any amendment, modification or supplement to this Plan of Arrangement may be made by Northgate and Primero without approval of the Primero Shareholders provided that it concerns a matter which, in the reasonable opinion of Northgate and Primero, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Primero Shareholders.

ARTICLE 7

 TERMINATION

7.1       Termination

     This Plan of Arrangement will automatically terminate and be of no further force and effect upon the termination of the Arrangement Agreement in accordance with its terms.

SCHEDULE B

Description of Primero Subsidiaries

0885924 B.C. Ltd.

Authorized Capital	Unlimited number of Common shares

Issued and Outstanding Shares	100 common shares are issued to Primero Mining Corp.

Primero Empresa Minera, S.A. de C.V.

Authorized Capital	50 ordinary, nominative shares

Issued and Outstanding Shares	49 Series A shares are issued to Primero Mining Corp. 1 Series A shares is issued to Eduardo Luna

Primero Compania Minera, S.A. de C.V.

Authorized Capital	50,000 ordinary, nominative shares

Issued and Outstanding Shares	49,999 Series I Class A share are issued to Primero
Empresa Minera, S.A. de C.V.

1 Series I Class A is issued to Eduardo Luna

Primero Servicios Mineros, S.A. de C.V.

Authorized Capital	50,000 ordinary, nominative shares

Issued and Outstanding Shares	49,999 Series I Class A share are issued to Primero
Empresa Minera, S.A. de C.V.

1 Series I Class A is issued to Eduardo Luna

Silver Trading (Barbados) Ltd.

Authorized Capital	Unlimited number of common shares

Unlimited number of non-voting redeemable, cumulative preferred shares

Issued and Outstanding Shares	100 common shares are issued to Primero Mining Corp.

332,500 non-voting redeemable, cumulative preferred shares are issued to Primero Mining Corp.

Primero Mining Luxembourg S.à.r.l.

Authorized Capital	20,000 ordinary shares and 3,325,000 mandatory redeemable preferred shares

Issued and Outstanding Shares	20,000 ordinary shares are issued to Primero Mining Corp.

3,325,000 mandatory redeemable preferred shares are issued to Primero Mining Corp.

SCHEDULE C

Description of Northgate Subsidiaries

Northgate Australian Ventures Corporation Pty Ltd (Victoria, Australia)

Down Under Finance Corporation Pty Ltd (Victoria, Australia)

Perseverance Mining Pty Ltd (Victoria, Australia)

Leviathan Resource Pty Ltd (Victoria, Australia)

Fosterville Gold Mine Pty Ltd (Victoria, Australia)

Stawell Gold Mines Pty Ltd (Victoria Australia)

SCHEDULE D

Form of Primero Resolution

“BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Primero Mining Corp. (“Primero”), all as more particularly described and set forth in the Joint Management Proxy Circular (the “Circular”) of Primero and Northgate Minerals Corporation (“Northgate”) dated <>, 2011, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2. The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Primero and implementing the Arrangement, the full text of which is set out in Appendix <> to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3. The arrangement agreement (the “Arrangement Agreement”) between Primero and Northgate, dated July 10, 2011, the actions of the directors of Primero in approving the Arrangement and the actions of the officers of Primero in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Primero or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Primero are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Primero:

(a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.”

SCHEDULE E

Northgate Permitted Encumbrances

Shares of the Company’s Australian subsidiaries including (1) Northgate Australian Ventures Corporation Pty Ltd, Fosterville Gold Mine Pty Ltd, Leviathan Resource Pty Ltd and Stawell Gold Mine Pty Ltd, have been pledged under Northgate’s credit agreement with BNP Paribas dated as of May 5, 2011 pursuant to which a revolving credit facility in the amount of $40,000,000 was established.

Royalty agreement in respect of portions of its Young Davidson property as publicly disclosed in the Company’s annual information form and technical reports.

SCHEDULE F

Primero Permitted Encumbrances

Abbreviations:

Primero	Primero Mining Corp.

PEM	Primero Empresa Minera, S.A. de C.V.

Luxco	Primero Mining Luxembourg Sarl

0885924	0885924 B.C. Ltd.

STB	Silver Trading (Barbados) Limited

Primero Subsidiaries	PEM, Luxco, 0885924 and STB

SW	Silver Wheaton Corporation

SWC	Silver Wheaton (Caymans) Ltd.

Goldcorp	Goldcorp Inc.

DMSL	Desarrollos Mineros San Luis, S.A. de C.V.

IMFS	International Mineral Finance S.à.r.l.

Agreements governed by Canadian Law

Amended and Restated Silver Purchase Agreement among STB, SWC, Primero and SW (the “SPA”).

Assignment, Subordination and Postponement Agreement given by Primero and the Primero Subsidiaries in favour of SWC dated as of August 6, 2010.

Security and Stock Pledge Agreement from Primero in favour of SWC dated as of August 6, 2010.

Guarantee and Postponement from PEM in favour of SWC dated as of August 6, 2010.

Convertible Note (the “Convertible Note”) issued by Primero to DMSL dated as of August 6, 2010, as assigned to Goldcorp on August 6, 2010.

Guarantee from PEM in favour of DMSL pursuant to the Convertible Note dated as of August 6, 2010.

Guarantee from STB in favour of DMSL pursuant to the Convertible Note dated as of August 6, 2010.

Assignment, Subordination and Postponement Agreement given by the Primero Subsidiaries in favour of DMSL pursuant to the Convertible Note dated as of August 6, 2010.

Security and Stock Pledge Agreement re shares in capital of 0885924, STB, PEM from Primero in favour of DMSL pursuant to the Convertible Note dated as of August 6, 2010.

Deed of Indemnity (the “Deed of Indemnity”) among Primero, STB and Goldcorp dated as of August 6, 2010.

Guarantee from PEM in favour of Goldcorp pursuant to the Deed of Indemnity dated as of August 6, 2010.

Assignment, Subordination and Postponement Agreement given by the Primero Subsidiaries in favour of Goldcorp pursuant to the Deed of Indemnity dated as of August 6, 2010.

Security and Stock Pledge Agreement re shares in capital of 0885924, STB, PEM from Primero in favour of Goldcorp pursuant to the Deed of Indemnity dated as of August 6, 2010.

Guarantee from Primero in favour of DMSL pursuant to the Promissory Note dated as of August 6, 2010.

Guarantee from STB in favour of DMSL pursuant to the Promissory Note dated as of August 6, 2010.

Guarantee from PEM in favour of Goldcorp pursuant to the Indemnity Agreement dated as of August 6, 2010.

Guarantee from PEM in favour of DMSL pursuant to the Promissory Note dated as of August 6, 2010.

Assignment, Subordination and Postponement Agreement given by the Primero Subsidiaries in favour of DMSL pursuant to the Promissory Note dated as of August 6, 2010.

Security and Stock Pledge Agreement re shares in capital of 0885924, STB and PEM from Primero in favour of DMSL pursuant to the Promissory Note dated as of August 6, 2010.

Guarantee from STB in favour of Goldcorp pursuant to the Indemnity Agreement dated as of August 6, 2010.

ISDA Master Agreement and Schedule between PEM and HSBC Bank Canada (the “Hedge Agreement”) which are in the process of being completed.

Guarantee by Primero with respect to a Hedge Agreement which is in the process of being completed.

Agreements governed by Barbados Law

Security and Share Pledge Agreement from STB in favour of SWC, dated as of August 6, 2010.

Share Pledge Agreement re: shares in capital of Luxco granted by Primero in favour of SWC from Primero, dated as of August 6, 2010.

Security Agreement (including Stock Pledge) from STB in favour of DMSL pursuant to the Promissory Note dated as of August 6, 2010.

Security Agreement (including Stock Pledge) from STB in favour of DMSL pursuant to the Convertible Note dated as of August 6, 2010.

Security Agreement (including Stock Pledge) from STB in favour of Goldcorp pursuant to the Deed of Indemnity dated as of August 6, 2010.

Agreements governed by Luxembourg Law

Pledge Agreement among Primero, Luxco and SWC dated August 6, 2010.

Second Ranking Share Pledge Agreement among STB, Goldcorp, DMSL, Luxco and SWC dated as of August 6, 2010.

Agreements governed by Mexican Law

Promissory Note dated as of August 6, 2010 (the “Promissory Note”) issued by PEM to DMSL, as assigned to IMFS on August 6, 2010.

Stock Pledge Agreement re: shares in capital of PEM from Primero and Mr. Eduardo Luna in favour of SWC, Goldcorp and DMSL dated as of August 6, 2010.

Non-Possessory Pledge Agreement with respect to the San Dimas assets among Primero, PEM, Mr. Eduardo Luna, SWC, Goldcorp and DMSL dated as of August 6, 2010.

Share Pledge Agreement with respect to the shares in the capital of Primero Servicios Mineros, S.A. de C.V. among Primero, PEM, Mr. Eduardo Luna, SWC, Goldcorp and DMSL dated as of August 6, 2010.

Share Pledge Agreement with respect to the shares in the capital of Primero Compañia Minera, S.A. de C.V. among Primero, PEM, Mr. Eduardo Luna, SWC, Goldcorp and DMSL dated as of August 6, 2010.

First priority mortgage with respect to the Ventanas mining concessions titles from PEM to SWC dated as of August 6, 2010.

Second Degree Mortgage with respect to the San Dimas mining concessions from PEM in favour of Goldcorp and DMSL dated as of August 6, 2010.

First Priority Mortgage with respect to the Ventanas mining concessions titles from PEM in favour of Goldcorp and DMSL dated as of August 6, 2010.

Mortgage over Primero Property granted to SWC, Goldcorp and DMSL which is in the process of being completed.

SCHEDULE B

SECURITIES

SHAREHOLDER	TOTAL SHARES	DETAILS OF WHETHER SHARES REGISTERED, BENEFICIAL OR CONTROLLED	OPTIONS	WARRANTS
David Blaiklock	7,000	Registered	408,904	N/a
Joseph F. Conway	423,300	Registered	1,294,522	132,000
David R. Demers	146,700	Registered	209,452	N/a
Grant A. Edey	16,667	Registered	129,452	6,666
Rohan Hazelton	10,000	Registered	N/a	N/a
Eduardo Luna	135,787	Registered	1,188,015	20,833
Wade D. Nesmith	110,599	Registered	1,203,015	20,000
Nesmith Capital Corp.	76,400	Registered	N/a	N/a
Nesmith Investment Trust	30,000	Registered	N/a	N/a
RRSP Odlum Brown ITF Wade Nesmith	62,762	Registered	N/a	N/a
Robert A. Quartermain	25,000	Registered	129,452	11,700
Michael Riley	25,000	Registered	164,452	6,680
Stephen D. Wortley	5,000	Registered	92,226	N/a